     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1999


                                                      REGISTRATION NO. 333-49287
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                               ------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                                   SLI, INC.
             (Exact Name of Registrant as Specified in Its Charter)

              OKLAHOMA                                 3679                                73-1412000
      (State of Incorporation)             (Primary Standard Industrial          (I.R.S. Employer Identification
                                            Classification Code Number)                      Number)

                               ------------------
                               500 CHAPMAN STREET
                                CANTON, MA 02021
                           TELEPHONE: (781) 828-2948
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                               ------------------
                     FRANK M. WARD, CHIEF EXECUTIVE OFFICER
                                   SLI, INC.
                               500 CHAPMAN STREET
                                CANTON, MA 02021
                           TELEPHONE: (781) 828-2948
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                               ------------------
      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

       WILLIAM J. SCHIFINO, ESQ.                                  EDWARD P. TOLLEY III, ESQ.
      SCHIFINO & FLEISCHER, P. A.                                 SIMPSON THACHER & BARTLETT
   ONE TAMPA CITY CENTER, SUITE 2700                                 425 LEXINGTON AVENUE
          TAMPA, FLORIDA 33602                                     NEW YORK, NEW YORK 10017
             (813) 223-1535                                             (212) 455-2000

                               ------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rue 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                       PROPOSED             PROPOSED
                                                   AMOUNT               MAXIMUM              MAXIMUM             AMOUNT OF
            TITLE OF SECURITIES                     TO BE           OFFERING PRICE          AGGREGATE          REGISTRATION
             TO BE REGISTERED                   REGISTERED(1)         PER UNIT(2)       OFFERING PRICE(2)           FEE
-------------------------------------------------------------------------------------------------------------------------------
Common Stock par value $.01 per share......   8,625,000 shares          $32.00            $276,000,000          $81,420(3)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

(1) Includes 1,125,000 shares that the underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of determining the registration fee and calculated in accordance with Rule 457(c) under the Securities Act on the basis of the last reported price of the Company's Common Stock on May 24, 1999, as reported by The New York Stock Exchange.
(3) $140,195 was previously paid.
                               ------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DUE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 25, 1999



PROSPECTUS

                                7,500,000 SHARES
                                (SLI, INC. LOGO)

                                  COMMON STOCK
                               $         PER
SHARE
                               ------------------


     We are selling 6,000,000 shares of our common stock and the selling shareholders named in this prospectus are selling 1,500,000 shares. We will not receive any proceeds from the sale of the shares by the selling shareholders. The underwriters named in this prospectus may purchase up to 1,125,000 additional shares of common stock from us solely to cover over-allotments, if any.


     Our common stock is listed on The New York Stock Exchange under the symbol "SLI." The last reported sale price of our common stock on The New York Stock Exchange on May 24, 1999, was $32.00 per share.
                             ---------------------

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                             ---------------------

                                                              PER SHARE       TOTAL
                                                              ----------    ----------
Public Offering Price                                         $             $
Underwriting Discount                                         $             $
Proceeds to SLI, Inc. (before expenses)                       $             $
Proceeds to the Selling Shareholders                          $             $

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
       , 1999.
                             ---------------------

SALOMON SMITH BARNEY
      BANCBOSTON ROBERTSON STEPHENS
           BEAR, STEARNS & CO. INC.
                 LEHMAN BROTHERS
                        MCDONALD INVESTMENTS INC.
                             PRUDENTIAL SECURITIES
                                   RAYMOND JAMES & ASSOCIATES, INC.

               , 1999

                                    [PHOTOS]

                      [DESCRIPTION OF COMPANY'S PRODUCTS.]

                     [DESCRIPTION OF PRODUCT APPLICATIONS.]

     The trademark Sylvania is owned by Osram-Sylvania, Inc. in the United States, Canada, Mexico and Puerto Rico and by the Company in all other jurisdictions where the name is registered. This prospectus also contains reference to other trademarks which are not owned by the Company.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.
                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................     1
Risk Factors................................................     7
Use of Proceeds.............................................    10
Price Range of Common Stock.................................    10
Dividend Policy.............................................    11
Capitalization..............................................    11
Selected Condensed Consolidated Financial Data..............    12
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    13
Business....................................................    21
Management..................................................    32
Certain Transactions........................................    38
Principal and Selling Shareholders..........................    39
Description of Certain Indebtedness.........................    40
Description of Capital Stock................................    41
Shares Eligible for Future Sale.............................    42
Underwriting................................................    43
Legal Matters...............................................    44
Experts.....................................................    44
Available Information.......................................    45
Index to Financial Statements...............................   F-1

                               ------------------


     In this prospectus, "SLI", "we", "us", and "our" each refer to SLI, Inc.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and historical financial statements and notes thereto included elsewhere in this prospectus. As used in this prospectus, unless the context indicates otherwise, the terms the "Company" and "SLI" refer to SLI, Inc. and its consolidated subsidiaries. In January 1998, the Company changed its fiscal year-end from the Sunday nearest to December 1 of each year to the Sunday nearest to December 31. This prospectus assumes no exercise of the underwriters' over-allotment option.

                                  THE COMPANY

     The Company believes that it is one of the six largest full-line lighting companies in the world and one of only two major international producers offering lamps, fixtures and ballasts. Primarily through its acquisition-based growth strategy, the Company has developed from a specialized U.S. manufacturer and supplier of neon lamps and miniature lighting products into one of the world's largest vertically integrated manufacturers and suppliers of lighting systems and services to the industrial, commercial and consumer markets. The Company has completed 21 acquisitions since 1992 as part of its growth strategy, with its most significant acquisition, Sylvania Lighting International, B.V. ("SLI, B.V."), being consummated in the year ended November 30, 1997 ("Fiscal 1997"). At the time of the acquisition, SLI, B.V. was the third largest lighting company in Europe, selling a variety of products in its principal markets under recognized brand names, including Sylvania.

     Primarily as a result of the Company's acquisition strategy, net sales increased from $94.2 million for the year ended December 1, 1996 ("Fiscal 1996") to $773.1 million for the year ended January 3, 1999 ("Fiscal 1998"). In addition, operating income increased from $18.5 million to $59.3 million over the same period. For Fiscal 1998, approximately 79% and 81% of the Company's net sales and operating income, respectively, were derived from operations outside the United States. Net sales increased from $192.4 million for the quarter ended April 5, 1998, to $218.9 million for the quarter ended April 4, 1999, and operating income increased from $14.4 million to $18.6 million over the same period.

     The Company offers a complete range of lighting products throughout the world. The Company's product categories include lamps, fixtures, miniature lighting assemblies and ballasts. The lamp products produced by the Company include incandescent, fluorescent, compact fluorescent, high intensity discharge ("HID"), halogen, and special and miniature lamps. The Company's commercial and industrial fixture lines consist primarily of fluorescent ceiling mounted fixtures; its accent and decorative fixture lines range from simple downlights and spotlights to high performance lighting fixtures for art galleries and museums. Miniature lighting assemblies manufactured by the Company are used in various product applications, including automobile message centers, and aviation and telecommunications status arrays. Magnetic and electronic ballasts designed and manufactured by the Company supply power to start and operate fluorescent and HID lamps and signage products (neon displays). In addition, the Company also operates the third largest U.S. lighting maintenance service provider.

     The Company's strategy is to operate as a vertically integrated, highly automated, manufacturer providing "one stop" lighting solutions for its customers' lighting requirements by offering both discrete lighting components and value-added integrated products. Through its acquisition of SLI, B.V., as well as several niche businesses, the Company is able to offer its global customers extensive design, engineering and manufacturing capabilities, while at the same time providing local, responsive service. The Company has 31 manufacturing facilities, as well as sales offices and distribution facilities, in more than 30 countries. The Company's customers include wholesalers, original equipment manufacturers ("OEMs"), retailers, architects, designers and contractors.


     The Company is incorporated under the laws of the State of Oklahoma. Its executive offices are located at 500 Chapman Street, Canton, Massachusetts, 02021, and its telephone number is (781) 828-2948.

                                GROWTH STRATEGY

     The Company believes that it is well positioned to continue its growth internally and through acquisitions. Management believes that its industry knowledge, experience in consummating and integrating acquisitions and its access to capital will facilitate the Company's external growth through future acquisitions both domestically and internationally.

     Internal growth is expected to be driven by:

     - increasing sales to existing and new customers,

     - introducing new lighting technologies, and

     - continuing to diversify geographic operations.

     Increase Sales to Existing and New Customers. The Company focuses on expanding its markets by designing, developing and marketing "one stop" lighting solutions, a strategy through which the Company seeks to capitalize on cross-selling opportunities between customers of existing and acquired businesses. The Company seeks to use its global distribution networks and recognized brand names, including Sylvania (outside the United States, Canada, Mexico and Puerto Rico), to market and sell the Company's products worldwide. Moreover, the Company's international operations have broad product lines of consumer and industrial lamps and fixtures which the Company plans to market domestically. In addition, the Company plans to aggressively market complementary products such as ballasts which can be offered with linear and compact fluorescent and HID lighting products manufactured by SLI, B.V.

     Introduce New Lighting Technologies. Through the introduction of new lighting technologies, the Company has been able to participate in the high growth and high margin segment of the lighting market. Further, because lighting products and the related manufacturing technology are becoming increasingly sophisticated, the Company has sought to enhance its technological capabilities in order to fulfill its customers' outsourcing and "just-in-time" requirements and adjust to shifts in demand. Through the acquisition of various niche businesses operating within the lighting industry, the Company's technological expertise has expanded, thus enabling it to manufacture more sophisticated products. As a result of its technical know-how, the Company believes that it can expand its business by developing new products and entering new niche markets in which it can be one of a few leading suppliers. For example, the Company is currently exploring opportunities for the development and integration of fiber optic products for the automotive, aviation and consumer markets.

     Diversify Geographic Operations. An important element of the Company's growth strategy is to continue to establish highly automated manufacturing operations in areas of high customer density or where manufacturing efficiencies can be realized. The Company's operations are currently located in the Americas, Europe and the Pacific Rim. The Company intends to continue to selectively expand its operations internationally to better serve its existing customers and to develop new customers.

     The Company plans to continue to use strategic acquisitions and alliances to effect its vertical and horizontal integration strategies. Acquisitions are selected based upon their potential to:

     - augment the Company's technology, engineering and design capabilities,

     - broaden the Company's product offerings and channels of distribution,

     - provide additional manufacturing facilities,

     - access global markets, and/or

     - effect cost reduction opportunities and other operational synergies.


     Acquisitions generally involve synergies of centralized administration, intercompany product transfer, sales and designs. For example, the acquisition of SLI, B.V., a large user of ballasts with no ballast manufacturing capability, produced synergistic effects for the Company and its Power Lighting Products subsidiary, a major producer of ballasts. The Company believes that its extensive knowledge of the lighting industry, combined with its experience in consummating numerous acquisitions and its access to capital, provides an important competitive advantage in identifying domestic and international acquisition opportunities and integrating the acquired operations into the Company. Further, because of the fragmented nature of many sectors of the lighting industry, the Company believes that there are many opportunities available for future acquisitions.

                               OPERATING STRATEGY

     The Company's operating strategy is designed to enhance the Company's position as a leading international designer, manufacturer and supplier of lighting products, while at the same time increasing profitability through:

     - continued vertical integration and automation,

     - improved operating efficiencies, and

     - continued focus on responsiveness and product quality.

     Continue Vertical Integration and Automation. The Company intends to continue to vertically integrate its operations by broadening the range of components which it manufactures and uses in its lighting products. The Company's ability to manufacture a wide array of components facilitates the production of more complex, value-added lighting products, which generally have higher average selling prices per unit and higher margins than discrete lighting components. The Company intends to further increase its manufacturing capabilities and continue to expand the automation at its facilities in order to increase production and reduce production costs.

     Improve Operating Efficiencies. The Company has realized cost savings in connection with the integration of its acquired businesses. Cost reduction initiatives have included the consolidation of certain administrative functions, vertical integration with existing operations and leveraging of combined purchasing power. Certain of these acquired businesses had been operating at significantly lower margins than the Company's base business, resulting in a temporary contraction of consolidated margins.

     Continue Focus on Responsiveness and Product Quality. The Company's ability to conceive, design and engineer new products in a short period of time is a significant competitive advantage. Management has developed "Competency Centers" within its manufacturing facilities to optimize the expertise of the Company's design, engineering, manufacturing and technical sales support teams. In addition, the Company has developed technology to monitor and control its production performance. As a result of various quality initiatives, the Company has achieved a preferred supplier designation for its miniature lighting products from several of its OEM customers, including Q-1 certification from Ford Motor Company and a Quality Excellence award from Chrysler Corp. In addition, certain of the Company's facilities have received QS-9000, ISO 9001 and Euro-Net ISO 9000 and 9001 certifications. Such certifications in many instances are a pre-requisite for contractual orders, particularly with large industrial users of the Company's products.

                            SUMMARY OF ACQUISITIONS

     The following table sets forth the 21 acquisitions which have been consummated by the Company since October 1992:

               BUSINESS                                  TYPE OF OPERATION
               --------                                  -----------------
1992
Chicago Miniature Lamp, Inc............  Supplier of miniature lighting components
1993
Glolite Sales, Ltd.....................  Manufacturer of miniature neon and incandescent bulb and string lighting products
1994
Industrial Devices, Inc................  Designer and manufacturer of miniature lighting products
1995
Plastomer, Inc.........................  Manufacturer and supplier of miniature lighting assemblies and bulb sockets
Fredon Industrial Development, Inc.....  Manufacturer of machine tools and dies
STT Holdings Limited...................  Designer and engineer of lamp-making equipment
1996
Electro Fiberoptics, Inc...............  Manufacturer of fiber optic lighting products
Phoenix Lighting (U.K.) Limited........  Manufacturer of halogen and specialty lamps
W. Albrecht GmbH u. Co. KG.............  Manufacturer of miniature lighting products
1997
Gustav Bruckner GmbH...................  Designer, engineer, and manufacturer of automated lamp-making equipment
Valmont Electric, Inc..................  Manufacturer of magnetic and electronic ballasts
Sylvania Lighting International,
  B.V..................................  Designer and manufacturer of integrated lighting systems including lamps and fixtures
Solium, Inc............................  Designer and manufacturer of electronic ballasts
1998
Electro-Mag International,Inc..........  Ballast technology
Topluz S.A.............................  Manufacturer of lamps
OSA Elektronik GmbH....................  Manufacturer of light emitting diodes
VCH International Limited..............  Manufacturer of miniature lamps and systems
SOCOP S.A..............................  Manufacturer of miniature lighting products
IllumElex Corporation..................  Lighting maintenance
1999
Lighting Partner B.V...................  Manufacturer of lighting fixtures
Supreme Corporation....................  Manufacturer of lamps

                                  THE OFFERING

Common Stock being offered by the Company.............  6,000,000 shares
Common Stock being offered by the selling
  shareholders........................................  1,500,000 shares
                                                        -----------
          Total.......................................  7,500,000 shares
                                                        ===========
Common Stock to be outstanding after the                35,647,873 shares
  offering(a).........................................
Use of proceeds.......................................  To repay a portion of outstanding indebtedness under the Company's revolving
                                                          credit facility.
Dividend policy.......................................  The Company does not intend to pay dividends in the foreseeable future as it intends to
                                                          retain any earnings for the operation and
                                                          expansion of its business. See "Dividend
                                                          Policy."
NYSE symbol...........................................  SLI

---------------

(a) Excludes 3,665,700 shares of Common Stock reserved for issuance upon the exercise of options currently outstanding under the Company's Incentive and Non-Statutory Stock Option Plan (the "Stock Option Plan") and its Special 1997 Stock Option Plan (the "Special Option Plan"). The Stock Option Plan and the Special Option Plan are collectively referred to herein as the "Option Plans."

                                  RISK FACTORS

     See "Risk Factors" for a description of certain risks to be considered before making an investment in the Common Stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this prospectus. Statements contained in this prospectus that are not historical facts are forward-looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. A number of important factors could cause the Company's actual results for 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. These factors include, without limitation, those discussed in "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                              FISCAL YEAR ENDED                      THREE MONTHS ENDED
                            ------------------------------------------------------   -------------------
                            11/27/94(A)   12/3/95   12/1/96   11/30/97   1/3/99(B)    4/5/98     4/4/99
                            -----------   -------   -------   --------   ---------   --------   --------
INCOME STATEMENT DATA(C):
Net sales.................    $31,729     $57,402   $94,171   $329,959   $773,068    $192,420   $218,865
Cost of products sold.....     21,113      36,726    61,147    231,933    533,484     133,593    156,011
                              -------     -------   -------   --------   --------    --------   --------
  Gross margin............     10,616      20,676    33,024     98,026    239,584      58,827     62,854
Selling, general and
  administrative
  expenses................      7,777       8,462    14,552     65,549    178,235      44,448     44,254
Restructuring costs.......         --          --        --      5,115      2,022          --         --
                              -------     -------   -------   --------   --------    --------   --------
  Operating income........      2,839      12,214    18,472     27,362     59,327      14,379     18,600
  Net income..............    $ 1,110     $ 8,465   $13,436   $ 20,941   $ 33,032    $  9,117   $ 12,772
                              =======     =======   =======   ========   ========    ========   ========
Net income (loss) per
  common
  share -- basic(d).......    $  0.06     $  0.41   $  0.55   $   0.73   $   1.14    $   0.32   $   0.44
                              =======     =======   =======   ========   ========    ========   ========
Weighted average shares
outstanding -- basic(d)...     18,744      20,880    24,357     28,761     28,898      28,751     29,088
                              =======     =======   =======   ========   ========    ========   ========
Net income (loss) per
  common share --
  diluted(d)..............    $  0.06     $  0.41   $  0.55   $   0.71   $   1.10    $   0.30   $   0.42
                              =======     =======   =======   ========   ========    ========   ========
Weighted average shares
  outstanding -- diluted(d)..    18,744    20,899    24,488     29,331     30,132      30,091     30,703
                              =======     =======   =======   ========   ========    ========   ========

                                                                    AS OF 4/4/99
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(E)
                                                              --------   --------------
BALANCE SHEET DATA(C):
Working capital.............................................  $110,422      $110,422
Total assets................................................   754,802       754,802
Short-term debt.............................................    41,201        41,201
Long-term debt, less current portion........................   249,678        67,578
Stockholders' equity........................................   209,112       391,212

---------------

(a) The Company changed its financial reporting year-end from the last Sunday in February to the Sunday closest to December 1, which resulted in a year containing 39 weeks in 1994.
(b) In January 1998, the Company changed its fiscal year end from the Sunday nearest December 1 to the Sunday nearest December 31. As a result of this change, the Company had a one-month transition period ending January 4, 1998. See the Company's Consolidated Financial Statements included elsewhere herein.
(c) Revenues, expenses, assets, and liabilities have been significantly affected by the number and timing of acquisitions made by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Acquisitions."
(d) See Note 2 to Notes to the Company's Consolidated Financial Statements for stock split information.
(e) Gives effect to the offering and the application of the estimated net proceeds to the Company therefrom as if the offering had occurred on April 4, 1999. See "Use of Proceeds."

                                  RISK FACTORS

     Prospective purchasers of the Company's Common Stock should carefully consider the following factors as well as the other information contained in this prospectus in evaluating an investment in the Company's Common Stock.

GROWTH THROUGH ACQUISITIONS; INTEGRATION OF ACQUISITIONS


     The Company's growth has been, and is expected to continue to be, driven principally by acquisitions. While the Company intends to seek additional acquisition opportunities, there can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, secure financing on acceptable terms, complete acquisitions on favorable terms, successfully integrate acquired operations into existing operations, expand into new markets or obtain appropriate bank consents. There can also be no assurance that future acquisitions will not have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following the completion of such acquisitions while the operations of the acquired businesses are being integrated into the Company's operations. Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by the Company's existing operations, or otherwise perform as expected. In addition, the Company competes for acquisition and expansion opportunities with companies that have substantially greater resources. It should be noted that the issuance of common stock in connection with any future acquisition could result in dilution to investors. See
"Business -- Growth Strategy."


INTERNATIONAL OPERATIONS

     The Company has 31 manufacturing facilities, as well as sales offices and distribution facilities in more than 30 countries and sells its products worldwide. For Fiscal 1998, approximately 79% and 81% of the Company's net sales and operating income, respectively, were derived from operations outside the United States. As a result of its international operations, the Company is subject to risks associated with operating in foreign countries, including limitations on remittance of dividends and other payments by foreign subsidiaries, hyperinflation in certain foreign countries, imposition of investment and other restrictions by foreign governments, trade barriers, the effects of income and withholding taxes and governmental expropriation. Although such risks have not had a material adverse effect on the Company to date, no assurance can be given that such risks will not have a material adverse effect on the Company in the future. See "Business -- International Operations."

FOREIGN CURRENCIES AND INTEREST RATE RISK

     A significant amount of the Company's net sales is generated in foreign currencies. For Fiscal 1998, approximately 60.0% of the Company's net sales were denominated in European currencies, 20.6% in U.S. dollars, and the remaining 19.4% in other currencies. Costs of the Company are primarily incurred in the same currencies and in percentages which are not materially different from the net sales percentages. Since the Company's financial statements are denominated in U.S. dollars, devaluation and changes in exchange rates between the dollar and other currencies have had and will have an impact on the reported results of the Company. To date, this impact has not been material; however, no assurance can be given that such impact will not have a material adverse effect on the Company in the future. The Company may, from time to time, hedge specifically identified committed cash flows in foreign currencies using forward currency sale or purchase contracts. In addition, international operations are subject to a number of other currency risks, including, among others, currency exchange controls, transfer restrictions and rate fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Business -- International Operations."

COMPETITION

     The global lighting industry in which the Company operates is highly competitive. The Company competes primarily on the basis of brand awareness, price, product quality, design and engineering, customer service and distribution strength. Competitors range from large global diversified companies such as Philips Electronics N.V. ("Philips"), General Electric Corp. ("General Electric"), Siemens A.G. ("Siemens") and its North American subsidiary, Osram-Sylvania, Inc. ("Osram"), Matsushita Corp. and Toshiba Corp. to small brokers representing Pacific Rim manufacturers. Many of these competitors offer products which are substantially identical to those offered by the Company. In addition, certain of the Company's competitors are significantly larger than the Company and devote a substantial amount of money to research and development. As a result of these competitive pressures, there can be no assurance that the Company will be able to compete effectively or increase prices in the future. Price increases by the Company, price reductions by competitors, decisions by the Company with regard to maintaining profit margins rather than market share, or other competitive or market factors or strategies could adversely affect the Company's market share or results of operations. Competition could prevent the institution of price increases or could require price reductions or increased spending on research and development and marketing and sales which could adversely effect the Company's results of operations. See "Business -- Competition."

SOURCES OF RAW MATERIALS

     For Fiscal 1998, the Company purchased approximately 90% of its incandescent glass shells from a joint venture consisting of Philips and Osram and approximately 80% of its fluorescent glass tubing from Osram. The joint venture agreement automatically renews for a two-year term unless notice of termination is provided by either party 12 months prior to the automatic renewal date. The Osram agreement automatically renews for a one-year term unless notice of termination is provided by either party 24 months prior to the automatic renewal date. As of the date hereof, the Company has not received notice of termination for either agreement. There can be no assurance that such agreements will be renewed in the future. The termination of either agreement could have a material adverse effect on the Company. The Company purchases certain of its other raw materials, including plastic, metals, glass, copper, filaments, gases, electrodes, electronic components, wire and resistors for use in the manufacture of lamps, fixtures, ballasts and miniature lighting assemblies. All such raw materials are readily available and are generally purchased from a variety of independent, non-competing suppliers. Substantially all light emitting diodes ("LEDs") used by the Company in its miniature lighting assemblies are currently imported from the Pacific Rim. The Company recently acquired a European company primarily engaged in the production of LEDs which now supplies the Company with a small portion of its LED requirements. Any interruption in the supply of incandescent glass shells, fluorescent glass tubing, LEDs or significant fluctuations in the prices of other raw materials could have an adverse effect on the Company's operations.

LABOR RELATIONS

     At April 4, 1999, approximately 37% of the Company's employees were covered by collective bargaining or similar agreements which expire at various times. Although the Company had a three-week work stoppage at its St. Etienne, France facility in 1997, the Company believes that it has satisfactory relations with its unions and, therefore, anticipates reaching new agreements on satisfactory terms as existing agreements expire. There can be no assurance, however, that new agreements will be reached without a work stoppage or strike or will be reached on terms satisfactory to the Company. A prolonged work stoppage or strike could have a material adverse effect on the Company's results of operations. See "Business -- Employees."

ENVIRONMENTAL MATTERS


     The Company's operations are subject to federal, state, local and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances and wastes. The various types of substances produced at the Company's manufacturing facilities include air substances (mercury, sulphur dioxide and CO(2)), effluents (mercury, suspended solids and coatings) and solid wastes (glass, cardboard and waste solvents). While the Company believes that it is currently in material compliance with those laws and regulations, there can be no assurance that the Company will not incur significant costs to remediate violations of such laws and regulations, particularly in connection with the Company's acquisitions of existing operating facilities or to comply with changes in existing laws and regulations (or the enforcement thereof). Such costs could have a material adverse effect on the Company's results of operations. See
"Business -- Environmental Matters."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent to a significant extent upon the efforts and abilities of its President, Chief Executive Officer and principal shareholder, Mr. Frank M. Ward. The loss of the services of Mr. Ward could have a material adverse effect on the Company and may constitute a default under the Company's revolving credit facility. The Company has entered into an employment agreement with Mr. Ward, the terms of which are set forth under "Management -- Employment Agreements." The Company does not carry key-man life insurance on Mr. Ward.

OWNERSHIP AND SIGNIFICANT INFLUENCE OF PRINCIPAL SHAREHOLDERS

     After consummation of the offering, Mr. Ward and trusts established for members of his immediate family will own in the aggregate approximately 35.5% of the outstanding shares of Common Stock of the Company. As a result of such concentration of ownership, Mr. Ward and such trusts will have the ability to exert significant influence on the policies and affairs of the Company and corporate actions requiring shareholder approval, including the election of the members of the Board of Directors. This concentration of ownership could have the effect of delaying, deferring or preventing a change of control of the Company, including any business combination with an unaffiliated party, and could also affect the price that investors might be willing to pay in the future for shares of Common Stock. See "Principal and Selling Shareholders."

NO DIVIDENDS ANTICIPATED

     The Company intends to retain all future earnings for use in the development of its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, cash dividend payments are prohibited under the terms of the Company's revolving credit facility until 2002. See "Dividend Policy" and "Description of Certain Indebtedness."

VOLATILITY OF MARKET PRICE FOR COMMON STOCK

     From time to time, there may be significant volatility in the market price for the Common Stock. Operating results of the Company, changes in general economic conditions and the financial markets, or other developments affecting the Company or its competitors could cause the market price for the Common Stock to fluctuate substantially. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, the Company will have 35,647,873 shares of Common Stock outstanding. Of these shares, all of the 7,500,000 shares sold in the offering and 16,501,810 shares of Common Stock currently outstanding will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 11,646,063 shares are deemed "restricted shares" as defined by Rule 144 under the Securities Act. Of such restricted shares, 11,240,381 shares are currently eligible for sale pursuant to Rule 144, subject to certain restrictions. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and the ability of the Company to raise capital through a public offering of its equity securities. The selling shareholders, officers, directors and certain affiliates who will beneficially own in the aggregate 12,945,976 shares of Common Stock following the completion of the offering, and the Company have agreed not to offer, sell, offer to sell, solicit an offer to buy, contract to sell, pledge or grant any option to purchase or otherwise transfer or dispose (or announce any of the foregoing) of any shares of Common Stock, or any securities convertible into or exercisable for Common Stock, without the prior written consent of Salomon Smith Barney Inc., for a period of 120 days after the date of this prospectus, except (i) in the case of the Company for the issuance of stock options under the Option Plans, the issuance or sale of Common Stock by the Company upon exercise of outstanding stock options and the issuance of unregistered securities in consideration for the acquisition of stock or assets of other companies and (ii) in the case of the officers, directors and certain affiliates collectively, the sale of no more than 50,000 shares in the aggregate. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 6,000,000 shares of Common Stock offered by it hereby are estimated to be approximately $182.1 million (approximately $216.4 million if the underwriters' over-allotment option is exercised in full). This assumes a public offering price of $32.00 per share of Common Stock, the last reported sales price of the Common Stock on The New York Stock Exchange on May 24, 1999, and expenses payable by the Company estimated at $800,000. The Company will not receive any proceeds from the sale of shares of Common Stock by the selling shareholders.

     The net proceeds of the offering will be used by the Company to repay a portion of the indebtedness outstanding under the Company's revolving credit facility, which indebtedness was incurred primarily to finance the cash portion of the purchase price of the SLI, B.V. acquisition. Amounts repaid under the credit facility may be reborrowed at any time prior to maturity, subject to certain customary conditions. Indebtedness outstanding under the revolving credit facility bears interest at various rates and matures on August 30, 2002. See "Description of Certain Indebtedness." Any future borrowings will be available for general corporate purposes, including acquisitions.

                          PRICE RANGE OF COMMON STOCK

     Until May 4, 1998, the Company's Common Stock traded on the Nasdaq National Market. Since that date, the Common Stock has traded on The New York Stock Exchange. The following table sets forth the range of high and low sales prices for the Company's Common Stock for each period indicated since December 4, 1995 (adjusted for stock splits).


                                                               HIGH     LOW
                                                              ------   ------
FISCAL 1997
First Quarter...............................................  $29.50   $11.08
Second Quarter..............................................   16.67    11.33
Third Quarter...............................................   21.56    15.50
Fourth Quarter..............................................   25.67    18.00
FISCAL 1998
First Quarter(1)............................................   40.63    22.17
Second Quarter..............................................   41.87    24.50
Third Quarter...............................................   27.13     9.25
Fourth Quarter..............................................   27.75    10.13
FISCAL 1999
First Quarter...............................................   28.25    18.13
Second Quarter (through June 24, 1999)......................   35.00    22.00


---------------

(1) Includes transition month of December 1997.

     Such market quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

     As of April 14, 1999, the approximate number of holders of record of the Company's Common Stock was 152 and the number of beneficial holders, including individual participants in security position listings with clearing agencies, was estimated at approximately 4,500.

                                DIVIDEND POLICY

     No dividends have been paid during the two most recent fiscal years, and the Company does not intend to pay dividends in the foreseeable future as it intends to retain any earnings for the operation and expansion of its business. In addition, the payment of cash dividends by the Company is prohibited under the terms of its revolving credit agreement until 2002. See "Description of Certain Indebtedness." Any determination to pay dividends in the future, assuming the lender's consent is obtained, will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at April 4, 1999, and at April 4, 1999, as adjusted to give effect to the offering and the application of the estimated net proceeds to the Company therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus.

                                                                  APRIL 4, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term debt, less current portion(a).....................  $249,678    $ 67,578
Stockholders' equity:
Common Stock, $.01 par value; 100,000,000 shares authorized
  29,437,741 issued, 35,647,873 shares issued as
  adjusted(b)...............................................       294         356
Additional paid-in capital(c)...............................   139,470     313,206
Retained earnings...........................................    90,475      90,475
Currency translation adjustment.............................   (12,825)    (12,825)
Less: Treasury stock at cost (455,400 shares actual, none,
  as adjusted)(d)...........................................    (8,302)         --
                                                              --------    --------
          Total stockholders' equity........................   209,112     391,212
                                                              --------    --------
          Total capitalization..............................  $458,790    $458,790
                                                              ========    ========

---------------

(a) For a description of the Company's debt instruments, see "Description of Certain Indebtedness" and Note 4 of Notes to the Company's Consolidated Financial Statements.
(b) Excludes 3,665,700 shares of Common Stock reserved for issuance upon the exercise of options currently outstanding under the Company's Option Plans and 142,500 shares reserved for issuance pursuant to the terms of certain 1998 acquisitions. Includes 665,532 shares of Common Stock issued subsequent to April 4, 1999 in connection with certain acquisitions and the exercise of options.
(c) Includes $4.8 million in Common Stock to be issued pursuant to the terms of certain 1998 acquisitions.
(d) See Note 2 to Notes to the Company's Consolidated Financial Statements for treasury stock information.

                 SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

     The selected financial data of the Company for, and as of the end of, the years ended January 3, 1999, November 30, 1997 and December 1, 1996 and for the one month ended January 4, 1998 have been derived from the audited consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The selected financial data of the Company for, and as of the end of, the nine months and year ended November 27, 1994 and December 3, 1995, respectively, have been derived from the audited consolidated financial statements of the Company not included herein.


                                                                                     ONE
                                  NINE                                              MONTH                      THREE MONTHS
                                 MONTHS       YEAR        YEAR                      ENDED                          ENDED
                                  ENDED       ENDED      ENDED      YEAR ENDED    ----------   YEAR ENDED   -------------------
                               11/27/94(A)   12/3/95    12/1/96      11/30/97     1/4/98(D)    1/3/99(D)     4/5/98     4/4/99
                               -----------   -------   ----------   -----------   ----------   ----------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(B):
Net sales....................    $31,729     $57,402    $ 94,171     $329,959      $ 53,866     $773,068    $192,420   $218,865
Cost of products sold........     21,113      36,726      61,147      231,933        40,199      533,484     133,593    156,011
                                 -------     -------    --------     --------      --------     --------    --------   --------
Gross margin.................     10,616      20,676      33,024       98,026        13,667      239,584      58,827     62,854
Selling, general and
  administrative expenses....      7,777       8,462      14,552       65,549        14,004      178,235      44,448     44,254
Restructuring costs..........         --          --          --        5,115            --        2,022          --         --
                                 -------     -------    --------     --------      --------     --------    --------   --------
  Operating income (loss)....      2,839      12,214      18,472       27,362          (337)      59,327      14,379     18,600
Interest expense, net........        936         803         301        1,156         1,206       16,892       3,187      4,568
Other (income) expense,
  net........................         (7)        (47)     (1,294)      (2,326)         (471)       1,247        (204)    (1,173)
                                 -------     -------    --------     --------      --------     --------    --------   --------
Income (loss) before income
  taxes......................      1,910      11,458      19,465       28,532        (1,072)      41,188      11,396     15,205
Income taxes.................        800       2,993       6,029        7,591          (525)       8,156       2,279      2,433
                                 -------     -------    --------     --------      --------     --------    --------   --------
  Net income (loss)..........    $ 1,110      $8,465    $ 13,436     $ 20,941          (547)    $ 33,032    $  9,117   $ 12,772
                                 =======     =======    ========     ========      ========     ========    ========   ========
Net income (loss) per common
  share -- basic(c)..........    $  0.06      $ 0.41    $   0.55     $   0.73          (.02)    $   1.14    $   0.32   $   0.44
                                 =======     =======    ========     ========      ========     ========    ========   ========
Weighted average shares
  outstanding -- basic(c)....     18,744      20,880      24,357       28,761        28,659       28,898      28,751     29,088
                                 =======     =======    ========     ========      ========     ========    ========   ========
Net income per common
  share -- diluted(c)........    $  0.06      $ 0.41    $   0.55     $   0.71          (.02)    $   1.10    $   0.30   $   0.42
                                 =======     =======    ========     ========      ========     ========    ========   ========
Weighted average shares
 outstanding -- diluted(c)...     18,744      20,899      24,488       29,331        29,298       30,132      30,091     30,703
                                 =======     =======    ========     ========      ========     ========    ========   ========
BALANCE SHEET DATA AT END OF PERIOD(B):
Working capital..............    $  (270)     $9,923    $ 98,308     $117,606                   $ 97,790    $ 81,240   $110,422
Total assets.................     32,929      59,530     212,002      651,661                    775,463     642,847    754,802
Short-term debt..............      9,114          65      25,174       14,821                     29,874      23,337     41,201
Long-term debt, less current
  portion....................      9,015       3,147       5,607      185,434                    238,530     180,171    249,678
Stockholders' equity.........      2,673      34,921     151,164      166,051                    217,810     168,741    209,112


---------------

(a) The Company changed its financial reporting year-end from the last Sunday in February to the Sunday closest to December 1, which resulted in a year containing 39 weeks in 1994.
(b) Revenues, expenses, assets and liabilities have been significantly affected by the number and timing of acquisitions made by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Acquisitions."
(c) See Note 2 to Notes to the Company's Consolidated Financial Statements for stock split information.
(d) In January 1998, the Company changed its financial reporting year end from the Sunday nearest December 1 to the Sunday nearest December 31. As a result of this change, the Company had a one-month transition period ending January 4, 1998.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus.

GENERAL

     The Company is a leading, vertically integrated manufacturer and supplier of lighting systems, which include lamps, fixtures and ballasts. The Company has grown from a specialized manufacturer of neon lamps and miniature lighting products into a manufacturer and supplier of a wide variety of lighting products, including lamps, (incandescent, fluorescent, compact fluorescent, HID, halogen, miniature incandescent neon, LED's and special lamps), fixtures, magnetic and electronic ballasts and fiber optic lighting systems. The Company believes that it is one of the six largest global lighting companies and one of only three major international producers to offer an integrated package of lamps, fixtures and ballasts. The Company serves a diverse, international customer base and has 31 manufacturing plants in 13 countries.

     The Company was established in 1985, and completed its initial public offering (the "IPO") in June 1995 and a subsequent offering of Common Stock in October 1996. An important part of the Company's initial development has been its geographic and product range expansion through acquisitions. Since its IPO, the Company has completed 17 acquisitions, the most significant being the acquisition in September 1997 of SLI, B.V., a privately held company headquartered in Geneva, Switzerland, for $161.5 million in cash. At the time of the acquisition, SLI, B.V. was the third largest lighting company in Europe, selling a variety of products in its principal markets under recognized brand names, including Sylvania. See "Business -- Acquisitions."


     The Company's acquisition strategy has had a significant impact on year to year comparisons of revenues and earnings. For example, revenues have increased from $94.2 million for fiscal 1996 to $773.1 million for fiscal 1998 and net income from $13.4 million to $33.0 million for the same periods. Debt (including current portion) increased from $30.8 million at December 1, 1996 to $290.9 million at April 4, 1999. See "Results of Operations" and
"Business -- Acquisitions."


     For the three months ended April 4, 1999, 77.9% of the Company's worldwide net sales was generated from international operations. International operations are subject to currency fluctuations and government actions, such as devaluations. The Company monitors its currency exposure in each country and can not predict future foreign currency fluctuations, which have affected and can continue to affect the Company's balance sheet and results of operations.

     In January 1998, the Company changed its financial reporting year-end from the Sunday nearest to December 1 to the Sunday nearest to December 31. See the Company's Consolidated Financial Statements included elsewhere herein.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, certain items in the Company's Consolidated Statements of Income expressed as a percentage of net sales:

                                                                                  THREE MONTHS
                                                         YEAR ENDED                   ENDED
                                                 ---------------------------   -------------------
                                                 12/1/96   11/30/97   1/3/99    4/5/98     4/4/99
                                                 -------   --------   ------   --------   --------
Net sales......................................   100.0%    100.0%    100.0%    100.0%     100.0%
Cost of products sold..........................    64.9      70.3      69.0      69.4       71.3
                                                  -----     -----     -----     -----      -----
  Gross margin.................................    35.1      29.7      31.0      30.6       28.7
Selling, general and administrative expenses...    15.4      19.8      23.0      23.1       20.2
Restructuring costs............................      --       1.6        .3        --         --
                                                  -----     -----     -----     -----      -----
  Operating income.............................    19.7       8.3       7.7       7.5        8.5
Interest (income) expense, net.................      .3        .4       2.2       1.7        2.1
Other (income) expense.........................    (1.3)      (.7)       .2       (.1)       (.5)
                                                  -----     -----     -----     -----      -----
Income before income taxes.....................    20.7       8.6       5.3       5.9        6.9
Income taxes...................................     6.4       2.3       1.0       1.2        1.1
                                                  -----     -----     -----     -----      -----
  Net income...................................    14.3       6.3       4.3       4.7        5.8
                                                  =====     =====     =====     =====      =====

  Three months ended April 4, 1999 compared to the three months ended April 5, 1998.

     Net sales. Net sales increased 13.7% from $192.4 million for the three months ended April 5, 1998 to $218.9 million for the three months ended April 4, 1999. This increase was primarily due to generic growth generated from the integration of incremental sales of the 1998 acquisitions into ongoing operations. The generally higher value of the US dollar compared to other currencies worldwide decreased net sales by approximately 1.2% for the three months ended April 4, 1999 as compared to the three months ended April 5, 1998.

     Gross Margin. Gross margin increased 6.9% from $58.8 million for the three months ended April 5, 1998 to $62.9 million for the three months ended April 4, 1999 due primarily to the increase in sales volume. Gross margin, as a percentage of net sales, decreased from 30.6% for the three months ended April 5, 1998 to 28.7%, for the three months ended April 4, 1999. This decrease was primarily due to the effects of product mix as caused by the addition of the 1998 and 1999 acquisitions. The gross margin of the Company is expected to improve as further integration of recent acquisitions into the Company evolves.


     Selling, general and administrative expenses. Selling, general and administrative expenses decreased from $44.4 million for the three months ended April 5, 1998 to $44.3 million for the three months ended April 4, 1999. As a percentage of net sales, selling, general and administrative expenses decreased from 23.1% for the three months ended April 5, 1998 to 20.2% for the three months ended April 4, 1999 as a result of the Company's strategy to decrease selling, general and administrative expenses at recent acquisitions through implementation of reorganization plans developed and accrued for at the time of such acquisitions. Additionally, the Company seeks to decrease the selling, general and administrative expenses as a percentage of net sales by utilizing the infrastructure of its recent acquisitions as a base for further sales growth. For example, each acquired company generally has a sales organization, customer channels of distribution, unique markets, products and an organization in place. By utilizing these, the Company believes it can increase sales throughout the entire Company. The Company also integrates that portion of the acquired business that is needed and eliminates that portion which is redundant.


     Interest (income) expense, net. Interest expense, net, increased from $3.2 million for the three months ended April 5, 1998 to $4.6 million for the three months ended April 4, 1999, primarily as a result of an increase in outstanding borrowings of $87.4 million for the three months ended April 4, 1999.

     Other (income) expense. Other income increased from $315,000 for the three months ended April 5, 1998 to $1.1 million for the three months ended April 4, 1999. Substantially all of the other income resulted from recording the effects of foreign exchange on financing costs.

     Income before income taxes. As a result of the above factors, income before income taxes increased from $11.4 million for the three months ended April 5, 1998 to $15.2 million for the three months ended April 4, 1999. As a percentage of net sales, income before provision for income taxes increased from 5.9% for the three months ended April 5, 1998 to 7.0% for the three months ended April 4, 1999.

     Income taxes. For the three months ended April 4, 1999, the Company recorded a tax provision of $2.4 million on pretax income of $15.2 million, for an effective rate of 16%, compared to an effective rate of 20% for the three months ended April 5, 1998. The lower than U.S. statutory tax rate is due to the impact of income in countries with effective tax rates lower than those in the U.S. and realization of tax attributes, including net operating loss carry forwards. An effective tax rate lower than the U.S. statutory effective tax rate is expected to continue for several years due to the significant international operations of the Company.

  Year ended January 3, 1999 compared to the year ended November 30, 1997.

     Net sales. Net sales increased 134.3% from $330.0 million for the year ended November 30, 1997 to $773.1 million for the year ended January 3, 1999. The acquisition of SLI, B.V. accounted for 119.1% of the net sales increase. Included in the year ended January 3, 1999 was a full year of sales contribution from SLI, B.V., totaling $542.2 million, compared to three months in the year ended November 30, 1997, totalling $149.2 million. The remaining increase in net sales of 15.2% was primarily due to generic growth generated from the integration of the 1998 acquisitions into ongoing operations.

     Gross Margin. Gross margin increased 144.5% from $98.0 million for the year ended November 30, 1997 to $239.6 million for the year ended January 3, 1999, due primarily to the increase in sales volume attributed to the SLI, B.V. acquisition. Gross margin, as a percentage of net sales, increased from 29.7% for the year ended November 30, 1997 to 31.0%, for the year ended January 3, 1999. The SLI, B.V. gross margin, as a percentage of SLI, B.V. sales, was 31.3% for the year ended January 3, 1999. The gross margin of the Company is expected to improve as further integration of the 1997 and 1998 acquisitions into the Company evolves. The Company's gross margin percentage is subject to the impact of seasonality and product mix.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased from $65.5 million for the year ended November 30, 1997 to $178.2 million for the year ended January 3, 1999. This increase was largely due to the impact of the SLI, B.V. acquisition. As a percentage of net sales, selling, general and administrative expenses increased from 19.8% for the year ended November 30, 1997 to 23.0% for the year ended January 3, 1999, primarily as a result of the SLI, B.V. acquisition. Included in the year ended January 3, 1999 are one time charges totaling $525,000 related to a proposed public offering withdrawn in May 1998, severance costs totaling $543,000 and one time charges related to the closure of one of the Company's Colombia manufacturing operations and the United Kingdom machinery making operations totaling $709,000. Selling, general and administrative expenses as a percentage of net sales is expected to decrease as the full year effects of the 1997 and 1998 reorganization and restructuring plans take effect. Additionally, the Company seeks to decrease the selling, general and administrative expenses as a percentage of net sales by utilizing the infrastructure of its 1997 and 1998 acquisitions as a base for further sales growth.

     Restructuring costs In Fiscal 1997, and in connection with the acquisition of SLI, B.V., the Company developed and approved restructuring plans for existing operations which resulted in charges of approximately $5.1 million including $3.5 million of severance costs. The restructuring included the plant closure, personnel termination, and asset liquidation of a lamp-making operation in the United Kingdom which became redundant due to the SLI B.V. acquisition. The facility's land and building was sold, and the equipment was sold or scrapped. Employee severance cost at the Company's United Kingdom machinery making operation resulted from the downsizing due to the duplication of functions after the SLI B.V. acquisition. Additionally, the Company's leased Illinois warehouse and distribution location was closed and personnel were terminated. Also, the Company's Oklahoma manufacturing operation was considered redundant in light of the SLI B.V. acquisition and the lamp making equipment was disposed of. This restructuring plan was completed in 1998 with cash provided from operations used to cover the costs incurred. The Company expects to realize approximately $3.0 million in annualized cost savings over the next two year period as a result of reduced employee expense of $2.9 million and reduced depreciation expense of $60,000.

     In Fiscal 1998, the Company developed and approved restructuring plans for existing operations which resulted in charges of $2.0 million. The restructuring plans included closure costs associated with the Company's Colombia lamp manufacturing operation and the Company's United Kingdom machinery making operation. Included in these costs were the net effect of severance costs totaling $600,000 and the write-off of lamp making equipment disposed of totaling $1.1 million. This restructuring plan was completed in 1998 with cash provided from operations used to cover the costs incurred. The Company expects to realize approximately $1.5 million in annualized cost savings beginning in 1999 as a result of reduced employee expense of $1.4 million and reduced depreciation expense of $55,000.

     In connection with the purchase price accounting for the acquisition of SLI, B.V., the Company approved a restructuring plan which resulted in reorganization accruals of $25 million. As part of the finalization of the reorganization accruals, $8 million of the amount initially recorded was reversed to property, plant and equipment in 1998 leaving recorded reorganization accruals of $17 million. The reorganization plan affected employee terminations in Europe, Latin America, Australia and Asia and includes the closure of leased warehouses and administrative facilities. The warehouse closures will occur in Scandinavia and the administrative office closures will occur in Switzerland, France, Austria and Benelux. The purchase liabilities include severance costs, remaining payments on non-cancellable operating leases, costs to return the facilities to the condition at the outset of the lease, the write-off of the remaining net book value of leasehold improvements and the cost to relocate employees. Accrued lease costs are for costs to be incurred subsequent to the Company vacating facilities. The costs in connection with these reorganization plans will be incurred through

1999 and will be paid from cash provided by operations. The Company expects to realize annualized savings of approximately $18 million by the end of 1999 as result of reduced employee expense of approximately $13.4 million, reduced lease cost of approximately $4.5 million and reduced depreciation expense of approximately $100,000.


     As part of management's evaluation and finalization of the restructuring plan for SLI B.V. and the related restructuring accrual recorded at the time of the acquisition, it was determined that $8.0 million ($3.9 million in severance cost and $4.1 million in other costs) of the amount initially recorded in purchase accounting should be reversed in the third quarter of 1998. The amount reversed relates to the plan to consolidate European warehouse facilities. At the time of the formulation of the plan (September 1997), management intended to quickly prepare and present the social plan required in three European countries to employees and government employees and government authorities for approval. Subsequently, in August 1998, it was determined that implementing this portion of the plan in the short term would interrupt operations more significantly than originally anticipated. As such, management determined that delaying and slowly implementing the plan would be a more prudent business course of action and decrease the negative impact on operations. The remaining $1 million of the liability will be used in fiscal 1999.


     The Company believes that these restructuring plans are a necessary action based on the termination of certain activities and are required to maintain a competitive position. See Note 8 of Notes to the Company's Consolidated Financial Statements.

     Interest (income) expense, net. Interest expense, net, increased from $1.2 million for the year ended November 30, 1997 to interest expense, net, of $16.9 million for the year ended January 3, 1999, primarily as a result of the bank debt incurred in connection with the SLI, B.V. acquisition. Interest income of approximately $4.1 million was generated, for the year ended November 30, 1997, primarily from the investment of unused proceeds from the Company's secondary offering in October 1996. Interest income for the year ended January 3, 1999 totalled $917,000.

     Other (income) expense. The other income for the year ended November 30, 1997 includes the effects of foreign exchange transactions and a $985,000 gain for the sale of 49% interest in CML Fiberoptics to Schott Corporation in connection with the formation of the Schott-CML Fiberoptic joint venture. Included in other (income) expense for the year ended January 3, 1999 was a loss on sale of assets totalling $408,000. Substantially all of the remainder of other (income) expense resulted from recording the effects of foreign exchange transactions. The Company, which has substantial foreign operations and activity, enters into foreign currency contracts to protect the Company from the risk that sales and purchases of products in foreign currencies will be adversely affected by changes in exchange rates. The Company does not hold or issue financial instruments for trading purposes. Reference Note 13 of the Company's Consolidated Financial Statements.

     Income before income taxes. As a result of the above factors, income before income taxes increased 44.2%, from $28.5 million for year ended November 30, 1997 to $41.2 million for the year ended January 3, 1999. As a percentage of net sales, income before provision for income taxes decreased from 8.6% for the year ended November 30, 1997 to 5.3% for the year ended January 3, 1999.

     Income taxes. For the year ended January 3, 1999, the Company recorded a tax provision of $8.2 million on pretax income of $41.2 million, for an effective rate of 19.9%, compared to an effective rate of 26.6% for the year ended November 30, 1997. The lower than U.S. statutory tax rate is due to the impact of income in countries with effective tax rates lower than those in the U.S. and realization of tax attributes, including net operating loss carry forwards. An effective tax rate lower than the U.S. statutory effective tax rate is expected to continue for several years due to the significant international operations of the Company. Reference Note 5 of the Company's Consolidated Financial Statements.

  Fiscal Year Transition Period

     As a result of the change in the Company's fiscal year end from the Sunday nearest to December 1 to the Sunday nearest to December 31, the Company is presenting financial results for the one month period ended

January 4, 1998. Revenues were effected in the month of December by a natural slow down in the trade cycle in the countries where the Company operates due to the holiday season. The net loss for this transition period was due primarily to the seasonally low revenues and increases in selling, general and administrative expenses resulting from the acquisition of SLI, B.V. See the Company's Condensed Consolidated Financial Statements included elsewhere herein. For the period ended January 4, 1998, the Company recorded a tax provision benefit of $525,000 on a pre-tax loss of $1.1 million, for an effective benefit rate of 49%. This rate was affected by business results for the one month period and the resultant effects of the Company's operating in many tax jurisdictions with varied rates and special tax agreements.

  Year ended November 30, 1997 compared to year ended December 1, 1996.

     Net sales. Net sales increased from $94.2 million for the year ended December 1, 1996 to $330.0 million for Fiscal 1997. This increase was primarily attributable to the impact of the Power Lighting Products, Inc. ("PLP") and SLI, B.V. acquisitions and to a lesser extent, growth from existing operations. Net sales of PLP totaled $70.5 million from January 31, 1997 (the effective date of acquisition) to November 30, 1997 and net sales of SLI, B.V. totaled $149.2 million from September 1, 1997 (the effective date of acquisition) to November 30, 1997. The Company's strategy of integrating acquisitions can affect sales comparisons as existing capacity is utilized for internal purposes.

     Gross margin. Gross margin increased from $33.0 million for the year ended December 1, 1996 to $98.0 million for Fiscal 1997, due primarily to the increase in sales volume attributable to the PLP and SLI, B.V. acquisitions. PLP contributed $15.0 million to the total gross margin from the date of acquisition and the gross margin of SLI, B.V. was $47.7 million for the period from the date of acquisition to November 30, 1997. Gross margin, as a percentage of net sales, decreased from 35.1% for the year ended December 1, 1996 to 29.7% for Fiscal 1997, due primarily to the impact of the lower gross margin of the ballast business of PLP, which business has traditionally had lower gross margins than the Company's other products. This gross margin percentage is expected to improve as restructuring plans developed at the time of acquisition are implemented.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased from $14.6 million for the year ended December 1, 1996 to $65.5 million for Fiscal 1997. This increase was largely due to the impact of the PLP and SLI, B.V. acquisitions. As a percentage of net sales, selling, general and administrative expenses increased from 15.4% for the year ended December 1, 1996 to 19.8% for Fiscal 1997, primarily as a result of the impact of the PLP and SLI, B.V. acquisitions. The Company's strategy is to decrease selling, general and administrative expenses attributable to the acquired companies through restructuring plans which are currently being implemented.

     Restructuring costs. In Fiscal 1997, and in connection with the acquisition of SLI, B.V., the Company developed and approved restructuring plans for existing operations which resulted in charges of approximately $5.1 million including $3.5 million of severance costs. The restructuring included the plant closure, personnel termination, and asset liquidation of a lamp-making operation in the United Kingdom which became redundant due to the SLI B.V. acquisition. The facility's land and building was sold, and the equipment was sold or scrapped. Employee severance cost at the Company's United Kingdom machinery making operation resulted from the downsizing due to the duplication of functions after the SLI B.V. acquisition. Additionally, the Company's leased Illinois warehouse and distribution location was closed and personnel were terminated. Also, the Company's Oklahoma manufacturing operation was considered redundant in light of the SLI B.V. acquisition and the lamp making equipment was disposed of. This restructuring plan was completed in 1998 with cash provided from operations used to cover the costs incurred. The Company expects to realize approximately $3.0 million in annualized cost savings over the next two year period as a result of reduced employee expense of $2.9 million and reduced depreciation expense of $60,000.

     In connection with the purchase price accounting for the acquisition of SLI, B.V., the Company approved a restructuring plan which resulted in reorganization accruals of $25 million. As part of the finalization of the reorganization accruals, $8 million of the amount initially recorded was reversed to property, plant and equipment in 1998 leaving recorded reorganization accruals of $17 million. The reorganization plan affected employee terminations in Europe, Latin America, Australia and Asia and includes the closure of leased warehouses and administrative facilities. The warehouse closures will occur in Scandinavia and the administrative office closures will occur in Switzerland, France, Austria and Benelux. The purchase liabilities include severance costs, remaining payments on non-cancellable operating leases, costs to return the facilities to the condition at the outset of the lease, the write-off of the remaining net book value of leasehold improvements and the cost to relocate employees. Accrued lease costs are for costs to be incurred subsequent to the Company vacating facilities. The costs in connection with these reorganization plans will be incurred through 1999 and will be paid from cash provided by operations. The Company expects to realize annualized savings of approximately $18 million by the end of 1999 as result of reduced employee expense of approximately $13.4 million, reduced lease cost of approximately $4.5 million and reduced depreciation expense of approximately $100,000.

     The Company believes that these restructuring plans are a necessary action based on the termination of certain activities and are required to maintain a competitive position. See Note 8 of Notes to the Company's Consolidated Financial Statements.

     Interest expense, net. Interest expense, net, increased from $301,000 for the year ended December 1, 1996 to $1,156,000 for Fiscal 1997, primarily as a result of the bank financing in connection with the acquisition of SLI, B.V. Interest income of approximately $4.1 million was generated in Fiscal 1997, primarily from the investment of $98.3 million in proceeds from the Company's public offering completed in October 1996. A portion of these proceeds was used during the year for the PLP and SLI, B.V. acquisitions ($65.0 million), the repurchase of Common Stock ($8.7 million) and for other capital expenditures.

     Other income. Other income increased from $1.3 million in the year ended December 1, 1996 to $2.3 million in Fiscal 1997. This increase included a $985,000 gain from the sale by CML Fiberoptics to Schott Corporation ("Schott") of a 49% interest in a newly-created entity, Schott-CML Fiberoptics, LLC. The remainder of the increase and substantially all of the remaining balance of other income for Fiscal 1997 was the result of recording the effects of foreign exchange transactions.

     Income before income taxes. As a result of the above factors, income before provision for income taxes increased from $19.5 million for the year ended December 1, 1996 to $28.5 million for Fiscal 1997. As a percentage of net sales, income before provision for income taxes decreased from 20.7% for the year ended December 1, 1996, to 8.6% for Fiscal 1997.

     Income taxes. For Fiscal 1997, the Company recorded a tax provision of $7.6 million on pre-tax income of $28.5 million, for an effective rate of 26.6%, compared to a tax provision of $6.0 million on pre-tax income of $19.5 million, for an effective rate of 31.0%, for the year ended December 1, 1996. The lower effective tax rate in Fiscal 1997 was due to the impact of income in countries with effective tax rates lower than those in the U.S. and realization of tax attributes, including net operating loss carry forwards, attributable to the acquisition of SLI, B.V. An effective tax rate lower than the U.S. statutory effective tax rate is expected to continue for several years due to the significant international operations of the Company. See Note 5 of Notes to the Company's Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's major uses of cash have historically been for acquisitions, working capital to support sales growth and ongoing capital expenditures. Sources of cash have typically included operating cash flow, bank borrowings and proceeds from the sale of common stock.


     As of November 30, 1997, the Company's cash on hand was $73.4 million. For Fiscal 1997, net cash provided by operating activities was $31.7 million compared to net cash provided by operating activities of $400,000 for fiscal 1996. The increase was a result of increased net income ($8 million) and an increase in accounts payable and long-term liabilities primarily for SLI, B.V. since the date of acquisition ($24 million). The accounts payable increase related to the timing of purchases and payments. For Fiscal 1997, cash used in investing activities totaled $189.3 million. The investing activities included primarily (i) the Bruckner and PLP acquisitions in connection with which the Company paid an aggregate amount of approximately $25.0 million and (ii) the SLI, B.V. acquisition in connection with which the Company paid approximately $161.5 million. Net cash provided by financing activities in Fiscal 1997 aggregated $121.9 million, which included $132.4 million in borrowings under the Company's credit facilities net of, among other things, repurchases of Common Stock totaling $8.7 million.



     As of January 3, 1999, the Company's cash on hand was $27.4 million. For Fiscal 1998, net cash provided by operating activities was $17.6 million and cash used in investing activities totaled $74.2 million. The investing activities included (i) capital expenditures, primarily for production equipment, totaling $49.0 million and (ii) the 1998 acquisitions in connection with which the Company paid an aggregate amount of approximately $27.7 million, net of cash acquired. Net cash provided by financing activities in Fiscal 1998 aggregated $30.9 million, which included $35 million in net borrowings under the Company's credit facilities, repurchases of Common Stock totaling $7.2 million and proceeds from the exercise of stock options totaling $3.1 million.



     As of April 4, 1999, the Company's cash on hand was $5.9 million. For the three months ended April 4, 1999, net cash used in operating activities was $28.1 million and cash used in investing activities totaled $12.8 million. The investing activities included (i) capital expenditures, primarily for production equipment, totaling $10.5 million and (ii) the acquisition of a lighting company in connection with which the Company paid an aggregate amount of approximately $2.3 million, net of cash. Net cash provided by financing activities for the three months ended April 4, 1999 aggregated $20.6 million, which included $24.5 million in net borrowings under the Company's credit facilities, repurchases of Common Stock totaling $5.6 million and proceeds from the exercise of stock options totaling $1.7 million.


     As of April 4, 1999, the Company had available borrowings of approximately $70 million under the revolving credit facility, and the face amount of letters of credit issued and outstanding under the revolving credit facility totaled approximately $2.6 million.

     The Company conducts business in countries outside of the United States, which exposes the Company to fluctuations in foreign currency exchange rates. The Company may enter into short-term forward exchange contracts to hedge this risk; nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on the Company's business. The Company does not hold or issue financial instruments for trading or speculative purposes. The Company has significant operations in Europe and, to a lesser extent, in Latin America. The introduction of a single European currency is expected to reduce the currency risks associated with inter-European transactions. However, risks will remain with respect to transactions with customers or suppliers outside of the zone covered by the single European currency. The Company's operations in Latin America are carried out primarily in Brazil, Costa Rica and Colombia. Although currently not classified as a hyper-inflationary country, Brazil has been classified as such in the past.

     The Company believes that cash from operations and borrowings available under the Company's credit facilities will be sufficient to meet the Company's working capital and capital expenditures needs for the next twelve months and the foreseeable future thereafter. Capital expenditures during the next twelve months are expected to approximate $33 million.


NET OPERATING LOSS CARRYFORWARDS


     The Company had net operating loss carryforwards for tax purposes of approximately $117.4 million at January 3, 1999, of which approximately $43.9 million expire through 2008 and $73.5 million do not expire.


     The net operating losses were generated in various jurisdictions around the world. Accordingly, notwithstanding the fact that the Company has historically been profitable, a valuation allowance has been provided for substantially all of the deferred tax assets related to the net operating losses. Management is unable to forecast or project future taxable income in specific jurisdictions and has concluded that it is more likely than not that the deferred tax asset relative to loss carryforwards would not be realized for specific jurisdictions.

SEASONALITY

     It is expected that the Company's operations will experience certain seasonal patterns. Generally, sales have been highest in the fourth quarter of each year due to abbreviated daylight hours and increased holiday light usage.

IMPACT OF YEAR 2000

     The year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     In addressing the year 2000 issue, the Company has identified the following phases. In the Awareness phase, the Company defined the year 2000 issue and obtained executive level support and funding. In the Inventory phase, the Company collected a comprehensive list of items that may be affected by Year 2000 compliance issues. Such items include facilities and related non-information technology systems (embedded technology) used in production and manufacturing systems, computer systems, hardware, and services and products provided by third parties. In the Assessment phase, the Company evaluated the items and affected systems identified in the Inventory phase to determine which will need to be remediated and prioritized remediation based on the potential impact to the Company. Affected systems include automated assembly lines and related robotic technologies used in various aspects of the manufacturing process. However, based on a review of its product line, the Company has determined that most of the products it has sold and will continue to sell do not require remediation to be year 2000 compliant. Accordingly, the Company does not believe that the Year 2000 presents a material exposure as it relates to its products. The remediation phase includes an analysis of the items that are affected by Year 2000, the identification of problem areas and the repair or replacement of non-compliant items. In the ordinary course of replacing computer equipment and software, the Company attempts to obtain replacements that it believes are Year 2000 compliant and requests representations from manufacturers. The Testing phase includes testing of all proposed repairs, including present and forward date testing which simulates dates in the Year 2000. The Implementation phase consists of placing all items that have been remediated and successfully tested into production.

     Utilizing both internal and external resources to reprogram, or replace, test, and implement the software and operating equipment for year 2000 modifications, the Company currently anticipates that its Year 2000 identification, assessment, remediation and testing efforts will be completed by December 31, 1999 and that such efforts will be completed prior to any currently anticipated impact on computer equipment and software. The Company estimates that as of April 4, 1999, it had completed approximately 50% of the initiatives that it believes will be necessary to fully address potential Year 2000 issues relating to computer equipment and software. The total cost of the Year 2000 project is estimated at $9.8 million and is being funded through operating cash flows. To date the Company has incurred approximately $5.6 million ($5.1 million capitalized for new systems and equipment and $.5 million expenses), related to all phases of the Year 2000 projects. Of the total remaining project costs, approximately $3.8 million is attributable to the purchase of new software and operating equipment, which will be capitalized. The remaining $.4 million relates to repair of hardware and software and will be expensed as incurred.

     Management of the Company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of the year 2000 program. In the event that the Company does not complete any additional phases, the Company may be unable to take orders, manufacture and ship products, invoice customers or collect payments. In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company. The Company could be subject to litigation for computer systems product failure, for example, equipment shutdown or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

     Although the Company has not developed a comprehensive contingency plan to address situations that may result if the Company or any of the third parties upon which the Company is dependent is unable to achieve Year 2000 readiness, the Company's Year 2000 compliance program is on-going and its ultimate scope, as well as the consideration of contingency plans, will continue to be evaluated as new information becomes available. These contingency plans involve, among other actions, manual workarounds, increasing inventories, and adjusting staffing strategies.


     The Company has contacted its vendors and other third parties that could affect the Company's operations with respect to such vendors' year 2000 compliance status. The Company has been informed by such vendors and other third parties that they have achieved or expect to achieve compliance by the end of this year. There can be no guarantee, however, that such systems will be timely converted, or that a failure to convert, or a conversion that is incompatible with the Company's systems, would not have an adverse effect on the Company.


     The foregoing Year 2000 discussion contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. There are many uncertainties involved in the Year 2000 issue, including the extent to which the Company will be able to successfully remediate systems and adequately provide for contingencies that may arise, as well as the broader scope of the year 2000 issues as it may affect third parties that are not controlled by the Company. Accordingly, the costs and results of the Company's Year 2000 program and the extent of any impact on the Company's operations could vary materially from those stated herein.

MARKET RISK

     The tables below summarize information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements and foreign currency denominated debt obligations.

Debt Denominated in Foreign Currencies

                                                                       THERE-           FAIR VALUE
                                                               1999    AFTER    TOTAL     4/4/99
                                                              ------   ------   -----   ----------
                                                               (DOLLARS EQUIVALENTS IN MILLIONS)
Belgium Francs
  Variable Rate.............................................  $  5.0   $  --    $ 5.0     $ 5.0
  Avg. Interest Rate........................................     5.2%
  Avg. Forward Currency Exchange Rate.......................   0.027
Deutsche Marks
  Variable Rate.............................................  $  7.2   $  --    $ 7.2     $ 7.2
  Avg. Interest Rate........................................     5.6%
  Avg. Forward Currency Exchange Rate.......................   0.553
Japanese Yen
  Variable Rate.............................................  $ 13.0   $  --    $13.0     $13.0
  Avg. Interest Rate........................................     1.7%
  Avg. Forward Currency Exchange Rate.......................   0.008
Swiss Francs
  Variable Rate.............................................  $  4.3   $  --    $ 4.3     $ 4.3
  Avg. Interest Rate........................................     2.8%
  Avg. Forward Currency Exchange Rate.......................   0.676
Euro
  Variable Rate.............................................  $ 42.1   $  --    $42.1     $42.1
  Avg. Interest Rate........................................     4.6%
  Avg. Forward Currency Exchange Rate.......................   1.081

Foreign Currency Forward Exchange Contracts

                                                                THERE-              AVERAGE      FAIR VALUE
BUY CONTRACTS                    FUNCTIONAL CURRENCY    1999    AFTER    TOTAL   CONTRACT RATE     4/4/99
-------------                   ----------------------  -----   ------   -----   -------------   ----------
                                                                 (DOLLARS EQUIVALENTS IN MILLIONS)
Euro..........................  British Pound Sterling  $14.8   $  --    $14.8       1.416         $14.2
United States Dollar..........  British Pound Sterling  $ 2.6   $  --    $ 2.6       1.636         $ 2.6


     A portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions. As a result, the Company's financial results could be significantly affected by factors such as foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's operating results are exposed to changes in exchange rates between the U.S. dollar and various other foreign currencies.

                                    BUSINESS

GENERAL

     The Company believes that it is one of the six largest full-line lighting companies in the world and one of only two major international producers offering lamps, fixtures and ballasts. Primarily through its acquisition-based growth strategy, the Company has developed from a specialized U.S. manufacturer and supplier of neon lamps and miniature lighting products into one of the world's largest vertically integrated manufacturers and suppliers of lighting systems and services to the industrial, commercial and consumer markets. The Company has completed 21 acquisitions since 1992 as part of its growth strategy, with its most significant acquisition, Sylvania Lighting International, B.V. ("SLI, B.V.") being consummated in the year ended November 30, 1997 ("Fiscal 1997"). At the time of the acquisition, SLI, B.V. was the third largest lighting company in Europe, selling a variety of products in its principal markets under recognized brand names, including Sylvania.

     Primarily as a result of the Company's acquisition strategy, net sales increased from $94.2 million for the year ended December 1, 1996 ("Fiscal 1996") to $773.1 million for the year ended January 3, 1999 ("Fiscal 1998"). In addition, operating income increased from $18.5 million to $59.3 million over the same period. For Fiscal 1998, approximately 79% and 81% of the Company's net sales and operating income, respectively, were derived from operations outside the United States. Net sales increased form $192.4 million for the quarter ended April 5, 1998, to $218.9 million for the quarter ended April 4, 1999, and operating income increased from $14.4 million to $18.6 million over the same period.

     The Company offers a complete range of lighting products throughout the world. The Company's product categories include lamps, fixtures, miniature lighting assemblies and ballasts. The lamp products produced by the Company include incandescent, fluorescent, compact fluorescent, high intensity discharge ("HID"), halogen, and special and miniature lamps. The Company's commercial and industrial fixture lines consist primarily of fluorescent ceiling mounted fixtures; its accent and decorative fixture lines range from simple downlights and spotlights to high performance lighting fixtures for art galleries and museums. Miniature lighting assemblies manufactured by the Company are used in various product applications, including automobile message centers, and aviation and telecommunications status arrays. Magnetic and electronic ballasts designed and manufactured by the Company supply power to start and operate fluorescent and HID lamps and signage products (neon displays). In addition, the Company also operates the third largest U.S. lighting maintenance service provider.

     The Company's strategy is to operate as a vertically integrated manufacturer providing "one stop" lighting solutions for its customers' lighting requirements by offering both discrete lighting components and value-added integrated products. Through its acquisition of SLI, B.V., as well as several niche businesses, the Company is able to offer its global customers extensive design, engineering and manufacturing capabilities, while at the same time providing local, responsive service. The Company has 31 manufacturing facilities, as well as sales offices and distribution facilities, in more than 30 countries. The Company's customers include wholesalers, original equipment manufacturers ("OEMs"), retailers, architects, designers and contractors.

GROWTH STRATEGY

     The Company believes that it is well positioned to continue its growth internally and through acquisitions. Management believes that its industry knowledge, experience consummating and integrating acquisitions and its access to capital will facilitate the Company's external growth through future acquisitions both domestically and internationally.

     Internal growth is expected to be driven by:

     - increasing sales to existing and new customers,

     - introducing new lighting technologies, and

     - continuing to diversify geographic operations.

     Increase Sales to Existing and New Customers. The Company focuses on expanding its markets by designing, developing and marketing "one stop" lighting solutions, a strategy through which the Company seeks to capitalize on cross-selling opportunities between customers of existing and acquired businesses. The Company seeks to use its global distribution networks and recognized brand names, including Sylvania (outside the United States, Canada, Mexico and Puerto Rico), to market and sell the Company's products worldwide. Moreover, the Company's international operations have broad product lines of consumer and industrial lamps and fixtures which the Company plans to market domestically. In addition, the Company plans to aggressively market complementary products such as ballasts which can be offered with linear and compact fluorescent and HID lighting products manufactured by SLI, B.V.

     Introduce New Lighting Technologies. Through the introduction of new lighting technologies, the Company has been able to participate in the high growth and high margin segment of the lighting market. Further, because lighting products and the related manufacturing technology are becoming increasingly sophisticated, the Company has sought to enhance its technological capabilities in order to fulfill its customers' outsourcing and "just-in-time" requirements and adjust to shifts in demand. Through the acquisition of various niche businesses operating within the lighting industry, the Company's technological expertise has expanded, thus enabling it to manufacture more sophisticated products. As a result of its technical know-how, the Company believes that it can expand its business by developing new products and entering new niche markets in which it can be one of a few leading suppliers. For example, the Company is currently exploring opportunities for the development and integration of fiber optic products for the automotive, aviation and consumer markets.

     Diversify Geographic Operations. An important element of the Company's growth strategy is to continue to establish highly automated manufacturing operations in areas of high customer density or where manufacturing efficiencies can be realized. The Company's operations are currently located in the Americas, Europe and the Pacific Rim. The Company intends to continue to selectively expand its operations internationally to better serve its existing customers and to develop new customers.

     The Company plans to continue to use strategic acquisitions and alliances to effect its vertical and horizontal integration strategies. Acquisitions are selected based upon their potential to:

     - augment the Company's technology, engineering and design capabilities,

     - broaden the Company's product offerings and channels of distribution,

     - provide additional manufacturing facilities,

     - access global markets, and/or

     - effect cost reduction opportunities and other operational synergies.

     For example, the acquisition of SLI, B.V., a large user of ballasts with no ballast manufacturing capability, produced synergistic effects for the Company and its Power Lighting Products subsidiary, a major producer of ballasts. The Company believes that its extensive knowledge of the lighting industry, combined with its experience in consummating numerous acquisitions and its access to capital, provides an important competitive advantage in identifying domestic and international acquisition opportunities and integrating the acquired operations into the Company. Further, because of the fragmented nature of many sectors of the lighting industry, the Company believes that there are many opportunities available for future acquisitions.

OPERATING STRATEGY

     The Company's operating strategy is designed to enhance the Company's position as a leading international designer, manufacturer and supplier of lighting products, while at the same time increasing profitability through:

     - continued vertical integration and automation,

     - improved operating efficiencies, and

     - continued focus on responsiveness and product quality.

     Continue Vertical Integration and Automation. The Company intends to continue to vertically integrate its operations by broadening the range of components which it manufactures and uses in its lighting products. The Company's ability to manufacture a wide array of components facilitates the production of more complex, value-added lighting products, which generally have higher average selling prices per unit and higher margins than discrete lighting components. The Company intends to further increase its manufacturing capabilities and continue to expand the automation at its facilities in order to increase production and reduce production costs.

     Improve Operating Efficiencies. The Company has realized cost savings in connection with the integration of its acquired businesses. Cost reduction initiatives have included the consolidation of certain administrative functions, vertical integration with existing operations and leveraging of combined purchasing power. Certain of these acquired businesses had been operating at significantly lower margins than the Company's base business, resulting in a temporary contraction of consolidated margins.

     Continue Focus on Responsiveness and Product Quality. The Company's ability to conceive, design and engineer new products in a short period of time is a significant competitive advantage. Management has developed "Competency Centers" within its manufacturing facilities to optimize the expertise of the Company's design, engineering, manufacturing and technical sales support teams. In addition, the Company has developed technology to monitor and control its production performance. As a result of various quality initiatives, the Company has achieved a preferred supplier designation for its miniature lighting products from several of its OEM customers, including Q-1 certification from Ford Motor Company and a Quality Excellence award from Chrysler Corp. In addition, certain of the Company's facilities have received QS-9000, ISO 9001 and Euro-Net ISO 9000 and 9001 certifications. Such certifications in many instances are a pre-requisite for contractual orders, particularly with large industrial users of the Company's products.

ACQUISITIONS

     The following table sets forth the 21 acquisitions which have been consummated by the Company since October 1992:

                                    DATE OF
BUSINESS                          ACQUISITION         TYPE OF OPERATION             LOCATION
--------                         --------------  ----------------------------  ------------------
Chicago Miniature Lamp, Inc....  October 1992    Supplier of miniature         Buffalo Grove,
                                                 lighting
  (CML-Delaware)(a)                              components                    Illinois, USA
Glolite Sales, Ltd.............  April 1993      Manufacturer of miniature     Pauls Valley,
                                                 neon and incandescent bulb    Oklahoma, USA
                                                 and string lighting products
Industrial Devices, Inc.         May 1994        Designer and manufacturer of  Hackensack,
  (IDI)........................                  miniature lighting products   New Jersey, USA
Plastomer, Inc.................  March 1995      Manufacturer and supplier of  Barrie, Ontario,
  (CML Canada)                                   miniature lighting            Canada
                                                 assemblies and bulb sockets
Fredon Industrial..............  August 1995     Manufacturer of machine       Newton,
  Development, Inc. (Fredon)                     tools and dies                New Jersey, USA
STT Holdings Limited...........  November 1995   Engineer and designer of      Byfleet, Surrey,
  (Badalex)                                      lamp-making equipment         United Kingdom

                                    DATE OF
BUSINESS                          ACQUISITION         TYPE OF OPERATION             LOCATION
--------                         --------------  ----------------------------  ------------------
Electro Fiberoptics, Inc.......  December 1995   Manufacturer of fiber optic   Marlborough,
  (CML Fiberoptics)                              lighting products             Massachusetts, USA
Phoenix Lighting (U.K.)          December 1995   Manufacturer of halogen and   Coalville,
  Limited......................
  (CML Europe)                                   specialty lamps               Leicestershire,
                                                                               United Kingdom
W. Albrecht GmbH u. Co. KG.....  May 1996        Manufacturer of miniature     Bamberg,
  (Alba)                                         lighting products             Germany
Gustav Bruckner GmbH...........  January 1997    Engineer, designer and        Coburg,
  (Bruckner)                                     manufacturer of automated     Germany
                                                 lamp-making equipment
Valmont Electric, Inc..........  January 1997    Manufacturer of magnetic      El Paso,
  (Power Lighting Products                       and electronic ballasts       Texas, USA
  ("PLP"))
Sylvania Lighting..............  September 1997  Designer and manufacturer of  Haarlem,
  International, B.V. (SLI,                      integrated lighting systems   Netherlands
  B.V.)                                          including lamps and fixtures
Solium, Inc. (Solium)..........  November 1997   Designer and manufacturer of  Randolph,
                                                 electronic ballasts           Massachusetts, USA
Electro-Mag International,       March 1998      Ballast technology            El Paso, Texas,
  Inc..........................                                                USA
Topluz S.A.....................  March 1998      Manufacturer of lamps         Bogota, Colombia
OSA Elektronik GmbH............  May 1998        Manufacturer of light         Berlin, Germany
                                                 emitting diodes
VCH International Limited......  May 1998        Manufacturer of miniature     Bury St. Edmond,
                                                 lamps and systems             United Kingdom
SOCOP S.A......................  July 1998       Manufacturer of miniature     Besancon, France
                                                 lighting products
IllumElex Corporation..........  November 1998   Lighting maintenance          Raleigh, North
                                                                               Carolina, USA
Lighting Partner B.V...........  January 1999    Manufacturer of lighting      Goes, Netherlands
                                                 fixtures
Supreme Corporation............  May 1999        Manufacturer of lamps         Mullins, South
                                                                               Carolina, USA

---------------

(a) In 1985, Mr. Frank Ward acquired all of the outstanding shares of capital stock of Xenell, which had been engaged primarily in the business of manufacturing neon lighting bulbs and assemblies since 1976. Mr. Ward caused Chicago Miniature Lamp, Inc., an Oklahoma corporation ("CML") to be organized in October 1992 for the purpose of acquiring Chicago Miniature Lamp, Inc., a Delaware corporation ("CML-Delaware"). From 1992 to 1993, CML and Xenell were under the common control of Mr. Ward and effective January 4, 1994, Xenell was merged into CML.

INDUSTRY OVERVIEW

     The lighting industry is a large, mature market, which is characterized by the long life cycle of its lighting products. The global lighting industry consists of many firms, ranging from large, multinational, multiproduct, publicly owned companies to small, single-product, private firms. The industry includes three dominant firms, General Electric, Osram and Philips. While these three companies are active in all of the major sectors of the global lighting industry, concentration levels vary by sector and region. The lamp market is highly concentrated whereas the fixture and miniature lighting markets are highly fragmented. The ballast market is concentrated and consists of several large companies including Power Lighting Products. Smaller firms have found or created niches in certain markets which have been defined by specific competencies, technologies or differentiated products. Some specialized areas, such as normal line voltage halogens, compact fluorescents and metal halides, have recently experienced a rapid rate of growth.

     The lamp market, which is estimated at approximately $7.6 billion annually, is relatively stable because much of the demand is generated by replacement needs. Management believes that trends toward more efficient, longer life lamps will continue to reduce the absolute number of units sold but that increases in the average price per unit are expected to more than offset the decline and result in overall growth of the market. Increased usage and applications will depend largely on economic growth, especially housing starts and new vehicle sales. However, economic development in areas such as Eastern Europe and Central and South America is expected to provide accelerated growth opportunities. Aggregate sales of lamps have demonstrated moderate cyclicality and seasonality. The fourth quarter tends to be the industry's strongest demand period, given abbreviated daylight hours and increased holiday light usage.

     The fixture market, which is estimated at approximately $14.0 billion annually, is highly fragmented since barriers to entry to the market are low in comparison to the lamp manufacturing business. A large number of suppliers are active in certain segments of the market, where they offer products for specific applications. However, several companies offer a complete range of interior, exterior and display and decorative fixtures for commercial and industrial applications. Competition is based primarily on product design, quality, brand recognition and distribution outlets. Interior fixtures constitute the largest part of the fixture market, followed by exterior fixtures and display and decorative fixtures. Interior fixture applications include offices, department stores, shops, hotels, schools, factories and warehouses. Exterior fixtures include all types of fixtures used in professional outdoor applications such as street lighting, amenity and public lighting, port, tunnels and security lighting. The display and decorative fixtures market includes applications for shop window displays and other public buildings. Continued demand will be dependent upon economic growth, especially industrial and commercial construction. As with lamps, economic development in Eastern Europe and Central and South America is expected to provide accelerated growth opportunities.

     The miniature lighting market exhibits slow product obsolescence, stable underlying demand and moderate growth. Purchasers for miniature lighting assemblies are primarily OEMs in the automotive, electronics and communications, appliance and aviation industries, whose products require a wide variety of illumination and status indicators. Miniature lamps are inserted in lighting assemblies that may be used in circuit board and panel mount applications that can be incorporated into a wide variety of OEM products. There has been increased acceptance by OEMs of the use of lighting manufacturers for the production of miniature lighting assemblies. Many OEMs have adopted and are becoming increasingly reliant upon the outsourcing of customized assemblies, and the Company believes that this trend will continue as OEMs attempt to (i) reduce time to market, (ii) reduce capital investment, (iii) gain access to leading technological solutions, and (iv) improve inventory management.

     The ballast market is estimated at approximately $3.2 billion annually and is experiencing growth due to an increasing need to conserve energy, better luminescence output, increased lamp life and less color shift. Ballasts are used to supply power to start and operate fluorescent, compact fluorescent and HID lamps and signage products.

     Management believes that the following trends may also lead to increased global use of lighting products: (i) increased lighting usage by manufacturing and service companies, operating overtime or second and third shifts, (ii) development of more energy-efficient and user-friendly lamps, despite an increase in cost, and (iii) increased demand by developing countries, including Eastern Europe, Central and South America and the Pacific Rim, for lighting products.

PRODUCTS AND MARKETS

     Prior to 1997, nearly two-thirds of the Company's net sales were attributable to miniature lighting assemblies, with miniature discrete bulbs and LEDs accounting for the bulk of the remainder. The Company's product category profile has changed significantly with the addition of PLP and SLI, B.V. The following table sets forth the percentage of net sales by product category for Fiscal 1996, Fiscal 1997 and Fiscal 1998.

                                                                       YEAR ENDED
                                                              -----------------------------
PRODUCT                                                       12/1/96    11/30/97    1/3/99
-------                                                       -------    --------    ------
Lamps.......................................................     27%        38%        51%
Fixtures....................................................     --         15         23
Miniature Lighting Assemblies...............................     59         21          9
Ballasts....................................................     --         23         10
Other.......................................................     14          3          7
                                                                ---        ---        ---
          Total.............................................    100%       100%       100%
                                                                ===        ===        ===

     The Company's manufacturing and developmental activities are focused as follows:

          Lamps. The Company intends to continue to address the market's demands for affordable, energy-efficient lamps with longer life cycles. In this regard, the Company has produced and is continuing to develop, among other lighting products, (i) compact fluorescent lamps with novel features and performance characteristics, (ii) tungsten halogen lamps using line voltage, which have the capability of replacing standard incandescent lamps, (iii) twin-arc high pressure sodium ("SHP") and mercury-free SHP lamps for general lighting as well as special applications such as film and theater use, (iv) triphosphor fluorescent lamps with improved lumen maintenance, and (v) metal halide lamps that combine energy efficient illumination, long lamp life, excellent color rendition and compact lamp size. Through the introduction of a new range of "high voltage" halogen reflector lamps, known as "Hi- Spot," which has been supplemented with a miniature 50 millimeter line voltage lamp, the Company has demonstrated leadership in product development in this area.

          Fixtures. Trend setting accent fixtures track both the requirements of the marketplace and the emergence of new concept lamps, notably line voltage halogen, metal halide and compact fluorescents. New low glare fixture development by the Company has been launched in response to guidelines recommended by certain international engineering industry groups for reducing the potential harmful effects in the area of visual display units, as well as lower wattage per square meter of illuminated surface. In addition, the Company intends to continue to focus its efforts on providing industrial and commercial lighting fixtures that will meet the changing performance and aesthetic requirements of its customers.

          Miniature Lighting Assemblies. The Company's miniature lighting assemblies are used mainly as visual fault or status indicators. Because of competition and rapid technological change, the Company believes that many OEMs are motivated to work with lighting manufacturers, such as the Company, in order to gain access to advanced manufacturing facilities without an increase in their overall capital requirements.

          Ballasts. Magnetic and electronic ballasts supply power to start and operate fluorescent, compact fluorescent and HID lamps and signage products. Patented technology acquired by the Company in connection with the acquisition of Solium in Fiscal 1997 has provided the Company with new three way switching and dimming capabilities for its fluorescent lamps. A substantial portion of the ballasts produced by Power Lighting Products is being used by SLI, B.V.

     The Company sells its products under a variety of brand names in over 30 countries. Its flagship brand, Sylvania, is one of the world's leading lighting brands and covers a full line of lamps, industrial and commercial fixtures, and specialty products. Other lamp and fixture lines include Concord, architectural and display lighting; Claude, consumer and industrial and commercial lamps and fixtures; Lumiance, display lighting fixtures; Linolite, residential and commercial task lighting fixtures; and Le Dauphin, high fashion table fixtures. Ballasts are sold under the Power Lighting Products brand label. Miniature lighting assemblies are sold under the Chicago Miniature Lamp and Alba labels. While the Company generally sells its products under its own brand names, it also sells under its customers' private brand labels, a practice which is common in the retail sector. The Company also sells its products to other lighting companies under such companies' brand labels.

     The Company's focus for aiding its general lighting market development in the U.S. has been through its service and maintenance acquisitions. By expanding its operations to provide service and maintenance to general lighting users, the Company is able to introduce its lamp, ballast and fixture products to such users in a cost effective way.

CUSTOMERS

     The Company's customer profile has also changed significantly since the acquisition of SLI, B.V. in September 1997. The Company's customers currently include wholesalers, OEMs, retailers, architects, designers and contractors whereas, prior to the PLP and SLI, B.V. acquisitions, the Company's primary customers for its miniature lighting products were distributors and OEMs in the electronics and communications, automotive, appliance and aviation industries. For Fiscal 1998, the Company's main customer base for lamps and industrial and commercial fixtures was the wholesale channel (approximately 42% of the Company's net sales, of which more than 10% was through international electrical wholesalers such as Rexel, Sonepar and Hagemeyer). The retail market for lamps is characterized by a small number of large customers which contributes to competitive and pricing pressure from suppliers located in the Pacific Rim, especially in compact fluorescent lamps, which provide an attractive combination of high unit price and low freight cost. The professional installer market is important to the Company for lamps and accent fixture products. These products, which the Company sells under the Concord and Lumiance brands, are often designed pursuant to customer specifications. The Company believes that no one customer accounted for more than 10% of net sales in Fiscal 1998.

MANUFACTURING

     The Company has 31 manufacturing facilities in 13 countries, including 5 facilities in the U.S. The manufacturing operations of the Company are vertically integrated through design, engineering, manufacturing, assembly and sales. This integration enables the Company to control product cost more effectively, helps ensure quality and allows the Company to offer its customers a wide array of products and services. The Company's manufacturing capabilities include lamp forming and cutting, socket manufacturing, glass and plastic fiber drawing, lamp equipment manufacturing, plastic injection molding, and the production of complex molds and dies, as well as various assembly operations. In Fiscal 1998, the Company manufactured approximately 90% of the products sold.

     The Company's manufacturing operations are based on a number of "Competency Centers." The production activities of each manufacturing facility are generally specialized in the manufacturing of a particular line of related lighting products. For example, the Company produces fluorescent lamps in Germany, accent fixtures in the United Kingdom, ballasts in Texas, U.S.A., and miniature lighting products in New Jersey, U.S.A. The design, engineering, manufacturing and technical support sales teams associated with each product line are located at the related manufacturing facility.

     The Company has specialized design and engineering capabilities which it uses to improve its manufacturing process by automating single, labor intensive operations within a product assembly line, as well as automating entire product assembly lines. Most of the Company's automated manufacturing equipment is custom designed by its own engineers. The Company fabricates most of its own equipment and many parts are machined in-house and customized to perform specific functions. The Company develops and uses automated material handling, testing and packaging systems and has automated the manufacture of its various lamps, fixtures and miniature lighting assemblies. By automating its operations, the Company has been able to reduce its manufacturing costs, thereby enabling it to be competitive with many products produced worldwide.

     For Fiscal 1998, the Company purchased approximately 90% of its incandescent glass shells from a joint venture consisting of Philips and Osram and approximately 80% of its fluorescent glass tubing from Osram.

The joint venture agreement automatically renews for a two-year term unless notice of termination is provided by either party 12 months prior to the automatic renewal date. The Osram agreement automatically renews for a one-year term unless notice of termination is provided by either party 24 months prior to the automatic renewal date. As of the date hereof, the Company has not received notice of termination for either agreement. There can be no assurance that such agreements will be renewed in the future. The termination of either agreement could have a material adverse effect on the Company. The Company purchases certain of its other raw materials, including plastic, metals, glass, copper, filaments, gases, electrodes, electronic components, wire and resistors for use in the manufacture of lamps, fixtures, ballasts and miniature lighting assemblies. All such raw materials are readily available and are generally purchased from a variety of independent, non-competing suppliers. Substantially all LEDs used by the Company in its miniature lighting assemblies are currently imported from the Pacific Rim. The Company recently acquired a European company engaged in the production of LEDs which now supplies the Company with a small portion of its LED requirements. Any interruption in the supply of incandescent glass shells, fluorescent glass tubing, LEDs or significant fluctuations in the prices of other raw materials could have an adverse effect on the Company's financial condition and operations.

RESEARCH AND DEVELOPMENT

     The Company's research and development expenditures were $7.5 million for Fiscal 1998. The Company's research and development, in recent years, has been focused on product and process innovation, applying tested lighting technologies, rather than in the exploration of new lighting techniques. Much of the focus has been directed toward improvements in material science to improve lamp photometric performance, energy-efficiency and miniaturization as well as to lengthen the life of its products and reduce or eliminate the use of environmentally hazardous materials. Through a technical agreement, in effect from January 1993 to September 1997, the Company was entitled to royalty-free use of Osram's worldwide intellectual property including patents, research and development, product and process know-how for use outside the United States, Canada, Mexico and Puerto Rico. The agreement provides that, as of September 1997, the Company no longer had the right to receive new Osram technology and know-how although the Company continues to have the right to use all of the information and know-how acquired up to 1997 within its existing business outside the United States, Canada, Mexico and Puerto Rico. This restriction does not prohibit the Company from selling a broad range of lighting products, which are not dependent upon Osram technology, in such areas. The Company has devoted substantial resources to research and development over the past few years in anticipation of the expiration of such arrangements with Osram and does not believe that their expiration will have a material adverse effect on the Company. Certain of the Company's competitors are significantly larger than the Company and devote a substantial amount of money to research and development.

SALES AND MARKETING

     The Company sells its lighting products through a direct sales force, sales representatives and distribution companies. The Company currently employs approximately 1,046 people in sales and marketing, with 695 in Europe, 87 in the U.S., 3 in Canada, 92 in Australia, 131 in Central and South America and 38 in Asia. In addition, the Company's sales force is augmented with independent sales representative organizations, with approximately 677 sales people responsible for sales in designated geographic territories in the United States, Canada and Europe.

     The Company advertises in most major electronic and electrical trade publications. To help ensure positive results of its advertising programs, the Company has developed a lead fulfillment and tracking program that monitors opportunities for the internal sales force, the sales representatives and distributors. The Company also publishes a full-line of catalog/data books and CD-ROMs for use by its customers.

INTERNATIONAL OPERATIONS

     Approximately 79% and 81% of the Company's net sales and operating income, respectively, for Fiscal 1998 were derived from outside the United States. The Company currently operates in more than 30 countries located in the Americas, Europe and the Pacific Rim. As a result of its foreign sales and facilities, the Company's operations are subject to the risks of doing business internationally.

                                                                        YEAR ENDED
                                                              ------------------------------
                                                              12/01/96   11/30/97   1/03/99
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Net Sales:
  United States.............................................  $ 49,843   $129,120   $159,565
  Canada....................................................    13,084     14,605     18,426
  Central and South America.................................     8,443     34,894     84,051
  Europe....................................................    22,801    135,719    463,491
  Pacific Rim...............................................        --     15,621     47,535
                                                              --------   --------   --------
          Total.............................................  $ 94,171   $329,959   $773,068
                                                              ========   ========   ========
Total Assets:
  United States.............................................  $140,721   $127,777   $160,172
  Canada....................................................     9,887     10,459     10,937
  Central and South America.................................    11,314     51,405     87,529
  Europe....................................................    50,080    429,418    491,042
  Pacific Rim...............................................        --     32,602     25,783
                                                              --------   --------   --------
          Total.............................................  $212,002   $651,661   $775,463
                                                              ========   ========   ========

THE SLI, B.V. ACQUISITION

     In September 1997, the Company consummated the purchase of all of the outstanding shares of capital stock of SLI, B.V., a privately held company headquartered in Geneva, Switzerland for $161.5 million in cash, financed with the Company's internal cash and borrowings under its revolving credit facility. SLI, B.V., originally formed part of Sylvania Lighting, has been in the business of producing lamps since 1900. GTE acquired the business in 1959, at which time Sylvania Lighting did business exclusively in the United States. Under GTE's ownership, Sylvania Lighting expanded into Europe in 1961, initially with its camera "flash cube" product. Between 1966 and 1985, GTE grew the worldwide operations of Sylvania Lighting, setting up plants in Central and South America between 1966 and 1979 and opening operations in Australia and Asia during the 1970's. In the 1980's, Sylvania Lighting made two acquisitions; Claude Lamp Company, a French lamp and fixture manufacturer, and Rotaflex Plc, a European fixture manufacturer. In 1993, GTE sold the international operations of Sylvania Lighting, excluding the North American business, to a group of private investors and sold the North American business, including the trademark Sylvania for use in the United States, Canada, Mexico and Puerto Rico, to Osram GmbH.

     SLI, B.V. is an integrated designer and manufacturer of lighting systems which are comprised of lamps and fixtures. SLI, B.V. manufactures and offers a wide range of lamps (incandescent, fluorescent, compact fluorescent, HID, halogen, and special lamps) and a substantially complete range of fixtures to meet the lighting needs of its customers, which include wholesalers, OEMs, retailers, architects, designers and contractors. SLI, B.V.'s product portfolio is sold under several brands, most notably the Sylvania name, for which SLI, B.V. has rights in all regions with the exception of the United States, Canada, Mexico and Puerto Rico. SLI, B.V. manufactures approximately 90% of all its product requirements in-house through 13 plants in nine countries; seven plants are in Europe, four are in Central and South America and two are in Australia. SLI, B.V. conducts its operations in over 30 countries through sales and distribution facilities.

COMPETITION

     The industry in which the Company operates is highly competitive. Most of the Company's competitors offer products in some but not all of the markets served by the Company. The Company competes primarily on the basis of brand awareness, price, product quality, design and engineering, customer service and distribution strength. The lamp manufacturing industry is dominated by Philips, Osram and General Electric. The Company believes that it is the third largest lighting company in Europe, behind Philips and Osram. The fixture and miniature lighting assembly markets are highly fragmented with many suppliers. The ballast market is dominated by several large companies including SLI's PLP. PLP's competitors in the ballast market include MagneTek, Advance Transformer (a division of Philips) and Motorola. Some of the Company's competitors have substantially greater resources than the Company.

ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to federal, state, local and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances and wastes. While the Company believes that it is currently in material compliance with these laws and regulations, there can be no assurance that the Company will not incur significant costs to remediate violations thereof or to comply with changes in existing laws and regulations (or the enforcement thereof). Such costs could have a material adverse effect on the Company's results of operations.

     The Company uses a radioactive gas in its manufacture of neon bulbs in the United States, and maintains a U.S. Nuclear Regulatory Commission license for the use of such gas. The Company must comply with federal, state and local regulations pertaining to the storage and discharge of radioactive materials. In view of the low dosage of radioactivity in the gas used, the requirements for compliance with these regulations do not, and the Company anticipates will not, have any material adverse effect upon its capital expenditures, results of operations or financial condition.

PATENTS, LICENSES AND TRADEMARKS

     The Company owns and has obtained licenses to various domestic and foreign patents, patent applications and trademarks related to its products, processes and business. While these patents and patent applications in the aggregate are important to the Company's competitive position, no single patent or patent application is material to the Company. The trademark Sylvania is owned by Osram-Sylvania, Inc. in the United States, Canada, Mexico and Puerto Rico and by the Company in all other jurisdictions where the name is registered. The Company's license agreements generally have a duration which coincides with either the patents or the trademarks (which have an indefinite life) covered thereby. SLI, B.V.'s intellectual property rights are licensed from Osram, which is a competitor of the Company, and there is no assurance that the Company's licenses may not be subject to challenge by Osram arising out of any future sales by the Company in the United States, Canada, Mexico and Puerto Rico.

EMPLOYEES

     As of January 3, 1999, the Company employed approximately 8,760 employees of whom 4,191 were employed in Europe, 3,280 in Central and South America, 897 in the U.S., 232 in Australia, 91 in Canada, and 69 in Asia. Manufacturing and engineering operations employed 7,209 people, sales and marketing employed 1,046 people, and administration and finance employed 505 people. Union recognition and collective bargaining arrangements are in place in 7 countries (including the United States), covering a total of approximately 3,268 persons (167 in the United States). These agreements are with various labor unions and consortiums and expire at various dates. Management believes that it generally has a good relationship with all its employees.

PROPERTIES

     The Company's manufacturing operations are performed at the following locations:

LOCATION                             SQUARE FOOTAGE                 PRODUCT
--------                             --------------                 -------
UNITED STATES
New Jersey(a)......................      59,200*      miniature lighting assemblies,
                                                      injection molding of housings and
                                                      lenses
New Jersey(b)......................       7,000*      molds, tool and die
Oklahoma(b)........................      30,000*      miniature neon lamps and assemblies
South Carolina(b)..................      65,000       incandescent lamps
Texas(a)...........................     108,000*      magnetic and electronic ballasts

LOCATION                             SQUARE FOOTAGE                 PRODUCT
--------                             --------------                 -------
CANADA
Ontario(b).........................      75,000*      socket and socket lamp assemblies
EUROPE
Tienen, Belgium(b).................     308,000*      HID lamps, halogen lamps for low
                                                      and line voltage and general
                                                      lighting service ("GLS") lamps
Hranice u Ase, Czech Republic(b)...       7,500*      miniature lamp assembly
Besancon, France(b)................      44,000       miniature lighting, stamping and
                                                      tooling
Besancon, France(b)................      37,000       lighting systems
Besancon, France(b)................      12,000       lampholder assemblies
Lyon, France(a)....................     235,000       specialty incandescent lamps
St. Etienne, France(a).............     105,000       industrial/commercial fluorescent
                                                      fixtures
St. Marcellin, France(b)...........      42,000       table lighting fixtures
Bamberg, Germany(b)................      54,400*      miniature lamp manufacturing and
                                                      assembly
Berlin, Germany(a).................      12,000       LED manufacturing
Coburg, Germany(a).................      17,000*      manufacturer of automated lamp
                                                      making equipment
Erlangen, Germany(c)...............     255,000*      linear fluorescent lamps
Goes, Netherlands(a)...............       7,700*      display fixtures
Haarlem, Netherlands(a)............      45,000*      display fixtures
Bury St. Edmonds, United                 59,000       miniature lamp manufacturing
  Kingdom(b).......................
Newhaven, United Kingdom(a)........       7,900*      architectural fixtures
Shipley, United Kingdom(b).........     110,000*      miniature linear fluorescent and
                                                      compact lamps
AUSTRALIA
Brookvale, Australia(a)............      17,000       suspended linear fixtures
Gosford, Australia(b)..............      72,000       high bay industrial fixtures
CENTRAL AND SOUTH AMERICA
Santo Amaro, Brazil(b).............     390,000       incandescent and fluorescent low
                                                      and line voltage and GLS lamps
Vinhedo, Brazil(b).................      74,000*      incandescent glass shells and
                                                      fluorescent glass tubes
Bogota, Colombia(b)................     155,000       incandescent and fluorescent glass
                                                      and lamps
San Jose, Costa Rica(b)............      75,000*      starters and glow bottles
San Jose, Costa Rica(b)............      19,000*      miniature lighting assemblies
Juarez, Mexico(b)..................     163,000*      magnetic and electronic ballasts

---------------

(a) Leased or subleased. Such leases expire on various dates from the current year to 2010. Lease payments for Fiscal 1999 will be approximately $10.0 million. See Note 9 to Notes to the Company's Consolidated Financial Statements.
(b)  Owned.
(c)  Manufacturing facility owned, warehouse space leased.
(*)  Includes warehouse space.

     The Company has sales offices and distribution facilities in over 30 countries.

     The Company-owned facilities in the United States, Canada, Germany, the United Kingdom, Belgium and Costa Rica are subject to mortgages which were entered into in connection with the Company's revolving credit facility.

LEGAL PROCEEDINGS

     The Company and its subsidiaries are involved in legal proceedings from time to time in the ordinary course of its business. As of the date of the filing, neither the Company nor any of its subsidiaries are a party to any litigation or proceedings which individually or in the aggregate, in the opinion of management, is likely to have a material adverse effect on the financial condition, results of operations or cash flow of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding the directors and executive officers of the Company:

   DIRECTORS AND EXECUTIVE OFFICERS      AGE          POSITION WITH THE COMPANY
   --------------------------------      ---          -------------------------
Frank M. Ward(a).......................  55    President, Chief Executive Officer,
                                               Director and Chairman of the Board
Frederick B. Howard....................  62    Executive Vice President and Director
Richard F. Parenti.....................  45    Chief Financial Officer and Secretary
Robert J. Mancini......................  43    Treasurer
Werner A. Arnold.......................  45    Director and President of Alba
Donald S. Dewsnap(b)...................  64    Director
Maurice B. Hare........................  60    President of SLI Miniature Europe and
                                                 Director
Richard E. Ingram(b)...................  57    Director

---------------

(a)  Member of Special Option Committee.
(b)  Member of Audit Committee, Compensation Committee and Stock Option
     Committee.

DIRECTORS AND EXECUTIVE OFFICERS

     Frank M. Ward has served as President, Chief Executive Officer and Director of the Company and its predecessor, Xenell, since 1985. Prior to 1985, Mr. Ward was President of Xenell Marketing Corporation, an organization formed to manage the product development, marketing and distribution of the products of Xenell. Mr. Ward holds a degree in Electrical Engineering from Northeastern University and has completed post-graduate studies in physics and metallurgy.

     Frederick B. Howard had been, until his retirement in June 1997, Vice President and General Manager of Electronic Control Systems, a division of Osram-Sylvania Inc., since its formation in June 1996. From 1994 until 1996, he had been Vice President and General Manager of Osram Sylvania Glass Technologies. Other positions held during his 35 year tenure with GTE Sylvania Lighting included Vice President of Marketing for the Sylvania Lighting Division -- U.S., Vice President of Lighting Special Products and Vice President, Latin America, for International Lighting. Mr. Howard was elected a Director of the Company in February 1998 and appointed Executive Vice President in September 1998. Mr. Howard holds a Bachelor of Arts degree in economics from Babson College, serves as a member of the Advisory Board of Directors, Mayer Electric Supply Company, and is a member of the National Electric Manufacturers Association.

     Richard F. Parenti joined the Company in October 1987, and held the position of Controller from 1988 to 1992. He was appointed Vice President Finance in 1992 and Secretary of the Company in March 1998. Since 1992 he has served as a senior financial officer of the Company and was appointed Chief Financial Officer in May 1999. Mr. Parenti has a Bachelor of Business Administration degree in accounting from Loyola University, Chicago.

     Robert J. Mancini joined the Company in February 1998 as Assistant Treasurer and was appointed Treasurer in September 1998. Prior to joining the Company he was assistant treasurer of Hasbro, Inc. (1986 to 1998), a toy manufacturer, where he was responsible for foreign exchange, cash management and capital markets. Mr. Mancini has a Bachelor of Science degree in accounting from Boston College.

     Werner A. Arnold has been the President of Alba, a subsidiary of the Company, since its formation in May 1996. From 1994 to 1996, Mr. Arnold served as President and Chief Executive Officer of Alba-Germany. From 1985 to 1993, he served as General Manager and Executive Vice President of Engineering, Sales and Marketing of Alba-Germany. Mr. Arnold also served as an officer and director of certain affiliates of Alba-Germany. Mr. Arnold was elected as a Director of the Company in June 1996. Mr. Arnold has a Masters degree in Engineering from Technical University of Munich, Germany.

     Donald S. Dewsnap has been Chairman of Norlico Corp. since 1977, a supplier of engineered chemical dispense systems to industrial users, since 1977. Prior thereto he was involved in industrial research at Arthur D. Little Corp. and spent fourteen years with GTE Sylvania Lighting in various product marketing, management and sales engineering positions. Mr. Dewsnap was elected a director of the Company in March 1995. Mr. Dewsnap holds a Bachelor of Arts degree from Merrimack College.

     Maurice B. Hare is President of VCH International Limited, a subsidiary of the Company, and of SLI Miniature Lighting Europe, a division formed by the amalgamation of Alba (Germany), Socop (France) and VCH (United Kingdom), subsidiaries of the Company. Mr. Hare was a Director and Chief Executive Officer of VCH International Ltd. at the date of acquisition, having headed the management buy-out of the USA and UK lamp interests of General Instrument Corporation in 1987. Prior to that date he served for 13 years as General Manager and Vice President of the General Instrument Lamp Division responsible for the USA and UK businesses. Prior thereto he was involved in various financial roles in diverse businesses both in Germany and the United Kingdom. Mr. Hare was appointed to the Board in September 1998. Mr. Hare is a Fellow of the UK Association of Certified Accountants and a past member of the Institute of Taxation.

     Richard E. Ingram was the Chairman of the Board of Builder Marts of America, Inc., a national distributor of lumber and building materials from November 1988 until May 1999 and Chief Executive Officer from November 1988 until November 1993 and from August 1998 until May 1999. He continues as a consultant to such company. He was a founding director of Carolina First Corporation, the holding company for Carolina First Bank, and Ingram Enterprises, Inc., a real estate development and investment banking company. He is also a director of Synalloy Corporation, Columbia Lumber, a retail lumber business, and Tel-Pan Communications, Inc., a long distance telephone service provider in Panama. He has served on the Policy Advisory Board of the Joint Center for Urban Studies at Harvard University. Mr. Ingram was elected a director of the Company in August 1996. Mr. Ingram is a graduate of the American Institute of Banking and the University of North Carolina Executive Program.

     Directors are elected annually by the shareholders for terms of one year and until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors.

     The Company currently pays its non-employee and non-affiliated directors an annual fee of $10,000 for attendance at meetings of the Board of Directors or committees thereof. All directors are reimbursed for their reasonable expenses in connection with the performance of their duties. In March 1998, Mr. Howard was granted an option to purchase 20,000 shares at $34.00 per share (repriced in September 1998 to $9.9375 per share). Such option vests over five years and expires in March 2008.

OTHER KEY EMPLOYEES

     Paul A. Flynn has served as Vice President-Sales and Marketing since 1994 and is responsible for North American miniature lighting operations. From 1992 to 1994, Mr. Flynn was the Director of Sales and Marketing for IDI. Prior to such time, he was the National Sales Manager of IDI from 1987 to 1992. Mr. Flynn earned a Bachelor of Arts degree in marketing from Fairfield University.

     John Ossenmacher has been employed by the Company since July 1997 and is President of PLP. He is in charge of the Company's general lighting operations in North America. He was also co-founder of Electro-Mag International, Inc., which was acquired by the Company in 1998. From 1992 to 1996 he was employed by Pacific Scientific, Inc., where his most recent assignment was as President of a division. From 1981 to 1992 he was employed by Parker Hannifin Corporation where his most recent assignment was as Director, world-wide customer support. He received a Bachelor of Science Degree in Electro-Mechanical Engineering from Michigan State University, and is an active member of numerous organizations and societies.

     Carlos Pietri has been engaged in the lighting business since 1986. He joined SLI, B.V. in 1993 and is Vice President -- International Operations. His responsibilities include Latin America and the Pacific Rim. Prior to joining SLI, B.V. he was employed by GTE Sylvania Lighting. Mr. Pietri earned a Bachelor of Business Administration degree from St. John's University.

     Andy Smith has been in the lighting business in excess of 30 years. He joined SLI, B.V. in 1994 and was appointed President in October 1998. He is responsible for the Company's European operations. Before joining SLI, B.V. he was Managing Director of Marlin Lighting for five years and prior thereto served as managing director for several engineering companies in the United Kingdom. He received a diploma in management studies from the London Business School.

COMMITTEES

     The members of the Audit Committee, Compensation Committee and the Stock Option Committee are Donald S. Dewsnap and Richard E. Ingram. The Audit Committee has general responsibility for accounting and audit activities of the Company and its subsidiaries. The Audit Committee annually reviews the qualifications of the independent certified public accountants, makes recommendations to the Board as to their selection, reviews the scope, fees and results of their audit and approves their non-audit services and related fees. The Audit Committee meets periodically with management and with the Company's independent auditors to determine the adequacy of internal controls and other financial reporting matters. The Compensation Committee reviews general policy matters relating to compensation and benefits of employees generally and has responsibility for reviewing and approving compensation and benefits for all executive officers of the Company. The Stock Option Committee administers the Company's Stock Option Plan and recommends grants of the specific options thereunder. The Special Option Plan is administered by a separate committee with the right to grant options thereunder (the "Special Option Committee"). Currently, the Special Option Committee consists of Frank Ward only, with authority from the Board to grant options only with respect to the employees of SLI, B.V. and its subsidiaries. None of the committees has been charged with the responsibility to review or approve transactions between the Company and management or their affiliates. However, all transactions between the Company and management or their affiliates must be approved by a majority of the independent directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No person serving on the Compensation Committee at any time during Fiscal 1998 was a present or former officer or employee of the Company or any of its subsidiaries. During Fiscal 1998, no executive officer of the Company served as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on the Company's Board of Directors or Compensation Committee.

EXECUTIVE COMPENSATION

     The following table sets forth certain information relating to the compensation earned by the Chief Executive Officer of the Company and each of the other most highly compensated executive officers of the Company whose total cash compensation for the year indicated exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                                          ANNUAL              ------------
                                                       COMPENSATION            SECURITIES
                                                ---------------------------    UNDERLYING
NAME AND PRINCIPAL POSITION                     YEAR     SALARY    BONUS(A)     OPTIONS
---------------------------                     ----    --------   --------   ------------
Frank M. Ward.................................  1998    $500,000        --           --
  President and                                 1997     250,000        --           --
  Chief Executive Officer                       1996     250,000   $74,000           --
Richard F. Parenti............................  1998    $125,000   $88,039       75,000(b)
  Vice President -- Finance                     1997     109,299        --       75,000(b)
                                                1996     100,000        --           --

---------------

(a) Represents bonus earned during the indicated fiscal year. In some instances, all or a portion of the bonus was paid during the next fiscal year.
(b) The options granted in 1997 were cancelled and reissued in 1998 as a result of a repricing which occurred in September 1998. The exercise price was reduced from $16.00 per share to $9.9375 per share.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                               PERCENT OF
                                                  TOTAL                              POTENTIAL REALIZABLE VALUE AT
                                  NUMBER OF      OPTIONS                                ASSUMED ANNUAL RATES OF
                                  SECURITIES   GRANTED TO                             STOCK PRICE APPRECIATION FOR
                                  UNDERLYING    EMPLOYEES    EXERCISE                        OPTION TERM(A)
                                   OPTIONS         IN         PRICE     EXPIRATION   ------------------------------
NAME                              GRANTED(B)   FISCAL YEAR    ($/SH)       DATE           5%              10%
----                              ----------   -----------   --------   ----------   -------------   --------------
Richard F. Parenti..............    75,000         2.58       9.9375     7/3/02          469,802        1,188,028
  Vice President -- Finance

---------------

(a) The assumed annual rates of appreciation of 5% and 10% would result in the price of the Company's stock increasing 62.9% and 159.4%, respectively over the term of the option.
(b) All options were granted at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Options vest at the rate of 20% per year for each of the first five years after the date of grant and terminate five years from the date of grant.

                           TEN YEAR OPTION REPRICING

                                         NUMBER OF                                                 LENGTH OF
                                        SECURITIES    MARKET PRICE     EXERCISE                    ORIGINAL
                                        UNDERLYING    OF STOCK AT      PRICE AT       NEW         OPTION TERM
                                          OPTIONS       TIME OF        TIME OF      EXERCISE     REMAINING AT
NAME                           DATE     REPRICED(#)   REPRICING($)   REPRICING($)   PRICE($)   DATE OF REPRICING
----                          -------   -----------   ------------   ------------   --------   -----------------
Richard F. Parenti..........  9/10/98     75,000         9.9375         16.00        9.9375        46 months
Robert J. Mancini...........  9/10/98     60,000         9.9375         25.92        9.9375        51 months
Frederick B. Howard.........  9/10/98     20,000         9.9375         33.69        9.9375        52 months

     On September 10, 1998, the Board of Directors approved the repricing of outstanding options granted under the Company's 1995 and 1997 Incentive and Non-Statutory Stock Option Plans held by certain key employees and the Company's non-employee directors. The Board considered the fact that a portion of the outstanding options that would be affected by a repricing were held by the above named executive officers, certain key employees, including Mr. Werner Arnold, President of a subsidiary company and director, who held options to purchase 150,000 shares, and Messrs. Dewsnap and Ingram, the Company's two non-employee directors, who each held options to purchase 15,000 shares. It was unanimously agreed that the continuation of the Company's growth and success in 1998 and 1999 would be dependent on the continued efforts of these individuals and other key employees. The Board believes that stock options provide meaningful long-term incentives for key employees. Because of the significant decline in the market price of the Company's common stock which had occurred subsequent to the grant of these options, from a high of $41.00 per share on April 22, 1998 to $9.9375 per share on September 10, 1998, it was determined that these options were not providing the incentive intended when granted. The Board concluded that repricing the outstanding options would be an appropriate means to provide these optionees with a continuing incentive to work for the long-term success of the Company. The terms of the reissued options, except for the exercise price, are the same as those of the canceled options. The repricing to $9.9375 per share was equal to the closing market price of the Company's Common Stock on September 10, 1998, the repricing date.

                      OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                          NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED             IN-THE-MONEY
                                SHARES                      OPTIONS AT 1/3/99           OPTIONS AT 1/3/99(A)
                              ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                           EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          -----------   --------   -----------   -------------   -----------   -------------
Richard F. Parenti..........        --            --     31,051          60,000        578,606       1,008,750
  Vice President -- Finance

---------------

(a) Value is based on the closing sale price of the Common Stock as reported on The New York Stock Exchange as of the last business day prior to the end of Fiscal 1998, $26.75, minus the exercise price, multiplied by the number of shares to which the exercise relates.

EMPLOYMENT AGREEMENTS


     The Company has entered into a two-year employment agreement with Mr. Frank Ward, effective as of January 5, 1998, pursuant to which Mr. Ward received an annual salary of $500,000 and was eligible for a bonus of $500,000 based upon the Company achieving net income of $30 million for 1998 and $41 million for 1999, after accruing for the bonus amount. Although the Company realized net income in excess of $30 million for 1998, as a result of ambiguity in the agreement relating to the formula for calculating the net income amount and other factors, it was determined that a bonus would not be paid and the employment agreement amended. Subsequently, on March 4, 1999, the Board amended Mr. Ward's contract, increasing his annual salary to $1 million commencing April 5, 1999 and eliminating the bonus provision. Mr. Ward is also entitled to participate in all employee benefit plans, use of an automobile and certain expense allowances.


     On September 11, 1998, the Company entered into a two-year employment agreement with Mr. Fred Howard pursuant to which Mr. Howard receives an annual salary of $175,000 per year. In the event of death or termination of employment, the agreement will terminate without recourse to either the Company or Mr. Howard. Mr. Howard is also entitled to a bonus of $50,000 each year based on certain pre-determined objectives. Mr. Howard also received options to purchase 80,000 shares of the Company's Common Stock, exercisable at $9.9375 per share, of which 40,000 will vest on October 1, 1999 and 40,000 will vest on October 1, 2000. The agreement also provides (i) for the Company to furnish Mr. Howard with an automobile during the term of the agreement and (ii) that in the event of the death of Mr. Ward or a change in control of the Company, the option granted to Mr. Howard will immediately vest and terminate within two years of the immediate vesting.

     The Company has also entered into a four-year employment agreement with Mr. Richard Parenti, the Company's Chief Financial Officer, commencing as of May 1, 1998. Mr. Parenti receives an annual salary of $125,000 and is entitled to participate in all employee benefits. In the event of disability that renders the employee incapable of performing his normal duties that continues for a period of 90 days, the Company may terminate the employee's employment. The employment agreement is also terminable by either party for cause.


     In connection with the Alba acquisition in May 1996, the Company entered into a three-year employment agreement with Mr. Werner A. Arnold which has been extended until May 29, 2002. Mr. Arnold receives an annual salary of DM 225,000 and is reimbursed for all reasonable and necessary business expenses and is furnished with the use of an automobile. Under the employment agreement, Mr. Arnold is entitled to participate in all employee benefits. The agreement also contains a non-compete clause that prohibits Mr. Arnold from competing with the Company for a period of five years following termination of his employment with the Company.


STOCK OPTION PLANS

     The Company's Stock Option Plan became effective on January 25, 1995, and the Special Option Plan, as amended, became effective on September 8, 1997 (the Stock Option Plan and the Special Option Plan collectively referred to as the "Option Plans"). Each of the Plans encompass 3,000,000 shares of Common Stock. As of April 4, 1999, there were 3,673,050 options outstanding under the Option Plans.

     The Stock Option Plan was adopted as a performance incentive for officers and employees of the Company and for certain other individuals providing services to or acting as directors of the Company. The Special Option Plan was adopted as a performance incentive for employees of those subsidiaries of the Company whose principal operations are located outside of the United States and Canada, and for certain other individuals providing services to the Company or its subsidiaries. The Option Plans are intended to enable the optionees to acquire or increase a proprietary interest in the success of the Company.

     The Option Plans are intended to be incentive stock option plans within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Options granted under both the Special Option Plan as well as the Stock Option Plan may be either incentive stock options within the meaning of Section 422 of the Code ("Incentive Options") or options that are not incentive stock options ("Non-statutory Options") (Incentive Options and Non-statutory Options being hereinafter generally referred to as "Options"). The Option Plans are administered by the Board, which has full and final authority to operate, manage and administer the Plans on behalf of the Company. The Board may delegate certain of its powers to a Stock Option Committee (the "Committee").

     Under the Stock Option Plan, Incentive Options may be granted only to officers and other employees of the Company or its subsidiaries, including members of the Board who are also employees of the Company or a subsidiary. Non-Statutory Options may be granted to officers or other employees of the Company or its subsidiaries, and to certain other individuals providing services to the Company or its subsidiaries. Non-employee directors are not eligible to participate in the Stock Option Plan.

     Under the Special Option Plan, Options may be granted to employees of the Company or any of its subsidiaries who are not also officers of the Company or members of the Board, and to certain other individuals providing services to the Company or its subsidiaries. No person who is either an officer of the Company or a member of the Board is eligible to participate in the Special Option Plan.

     The exercise price of an Incentive Option must be not less than 100% (or 110% with respect to any optionee beneficially owning more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the Common Stock on the date of grant, and the aggregate fair market value (determined at the time of grant) of shares issuable to any one employee pursuant to Incentive Options which first become exercisable in any calendar year may not exceed $100,000. The price at which shares may be purchased pursuant to Non-statutory Options shall be specified by the Board at the time the Option is granted, and may be less than, equal to or greater than the fair market value of the shares of Common Stock on the date such Non-statutory Option is granted.

     The exercisability of each Option and its date of termination (which may not be more than ten (10) years after its date of grant) are also established by the Board at the time of grant, except that the date of termination of any Incentive Option granted to an optionee who owns more than 10% of the total combined voting power of all classes of stock of the Company may not be more than five years after its date of grant. Generally, the option price of any shares of Common Stock purchased must be paid in cash at the time of exercise, with shares of Common Stock, or by a combination of the above. Options generally terminate on the earlier to occur of: (i) the stated expiration date; (ii) in the event of termination other than by reason of death or disability, 90 days after termination; (iii) 180 days after the death of the optionee; or (iv) 180 days after the optionee's employment terminates due to disability.

     An outstanding Option immediately becomes exercisable upon the occurrence of certain events, including any transaction which results in shareholders of the Company immediately before such transaction ceasing to own at least 51% of the voting stock of the Company; the approval by shareholders of a transaction in which the Company does not survive; or a disposition of all or substantially all the property and assets of the Company. In addition, the Board or the Committee may accelerate the date on which any Option may be exercised and may accelerate the vesting of any shares of Common Stock subject to any Option or previously acquired by the exercise of any Option.

     Options under the Stock Option Plan may not be granted later than January 25, 2005. Options under the Special Option Plan may not be granted later than September 8, 2007. The Board may amend the Option Plans at any time, and from time to time, (subject to the limitation that no amendment will be effective unless approved by the shareholders of the Company in accordance with applicable law and regulations at an annual or special meeting held within 12 months before or after the date of adoption of such amendment) in any instance in which such amendment would: (i) increase the number of shares of Common Stock as to which Options may be granted under the Option Plans; or (ii) change in substance the provisions of the Option Plans relating to eligibility to participate in the Option Plan.

     The Special Option Plan is intended to further the growth and development of the Company by encouraging employees and consultants of the Company and its subsidiaries who are not also officers or directors to obtain a proprietary interest in the Company through the grant of options to acquire shares of Common Stock. The Special Option Plan was adopted as a performance incentive for employees of those subsidiaries of the Company whose principal operations are located outside of the United States and Canada, and for certain other individuals providing services to the Company or its subsidiaries. The Company believes that the Special Option Plan will aid in attracting and retaining employees and consultants and in stimulating the efforts of such individuals for the success of the Company and its subsidiaries.

                              CERTAIN TRANSACTIONS

     The Company leases on a month-to-month basis approximately 2,200 square feet of office space in Canton, Massachusetts from Frank M. Ward, the President, Chief Executive Officer and a director of the Company. Rent expense on this facility was $60,000 for each of Fiscal 1997 and Fiscal 1998. Management believes the rent to be comparable to the rent that would be paid to an unrelated party. At January 3, 1999, Mr. Ward owed the Company $88,569 for advances made to him or payments made on his behalf. Such amount was repaid by Mr. Ward in April 1999.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth as of April 4, 1999, information with respect to the beneficial ownership of the Common Stock by (i) each person who is known by the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of Common Stock, (ii) each director and executive officer of the Company, (iii) all directors and executive officers of the Company as a group, and (iv) the selling shareholders. Unless otherwise indicated, each of the shareholders listed below has sole voting and investment power with respect to the shares of Common Stock beneficially owned.


                                                                                   SHARES TO BE
                                           SHARES BENEFICIALLY                     BENEFICIALLY
                                             OWNED PRIOR TO                        OWNED AFTER
                                                OFFERING                             OFFERING
                                          ---------------------    SHARES      --------------------
                                                                    BEING
NAME AND ADDRESS(A)                         NUMBER      PERCENT    OFFERED       NUMBER     PERCENT
-------------------                       ----------    -------   ---------    ----------   -------
Frank M. Ward...........................  10,629,571(b)  35.9%    1,100,000     9,529,571    26.7%
Patrick J. Cox and
  Marianne Connaughton,
  Trustees of Trusts
  established for the children
  of Frank M. Ward(c)...................   2,071,595      7.0            --     2,071,595     5.8
The Frank M. Ward
  Charitable Remainder
  Unitrust dated 10/9/96,
  Patrick J. Cox -- Trustee.............   1,019,000      3.4       250,000       500,000     2.2
Richard F. Parenti(d)...................      56,551        *            --        56,551       *
Robert Mancini(e).......................      18,000        *            --        18,000       *
Werner A. Arnold(f).....................     247,500      1.0       150,000        97,500       *
Donald S. Dewsnap(g)....................      23,925        *            --        23,925       *
Frederick B. Howard(h)..................      10,100        *            --        10,100       *
Richard E. Ingram(i)....................      40,950        *            --        40,950       *
Maurice B. Hare.........................           0        *            --             0       *
All directors and
  executive officers as
  a group (8 persons)...................  11,855,381     40.0%    1,250,000    10,605,381    29.8


---------------

*    Less than 1%
(a) The address of the Company's directors and officers is SLI, Inc., 500 Chapman Street, Canton, Massachusetts 02021.
(b) Includes 268,784 shares owned by the Frank M. Ward Family Trust, of which Mrs. Ward is one of two Trustees.
(c) Ms. Connaughton is the sister of Mr. Frank Ward. The address of the Trusts is c/o Veritas Advisers, Inc., 84 State Street, Boston, Massachusetts 02109.
(d) Includes 10,500 shares owned by Mr. Parenti and 46,051 shares subject to options exercisable within 60 days of the date of this prospectus.
(e) Includes 18,000 shares subject to options exercisable within 60 days of the date of this prospectus.

(f) Includes 225,000 shares owned by Mr. Arnold and 22,500 shares subject to options exercisable within 60 days of the date of this prospectus.

(g) Includes 3,000 shares subject to options exercisable within 60 days of the date of this prospectus.
(h) Includes 10,000 shares subject to options exercisable within 60 days of the date of this prospectus.
(i)  Includes 3,450 shares owned by Mr. Ingram, 34,500 shares owned by Richard
     E. Ingram as trustee of the Donna C. Ingram Trust and 3,000 shares subject to options exercisable within 60 days of the date of this prospectus.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

REVOLVING CREDIT FACILITY

     The Company has an existing credit facility with a syndicate of banks led by BankBoston, N.A., as administrative agent, providing to the Company and its domestic subsidiaries (the "Borrowers") a $300 million multi-currency revolving credit facility including a $10.0 million swing-line loan facility and a $15.0 million letter of credit facility. Non-US-dollar borrowings are capped at $75.0 million. There are no scheduled amortization payments or repayment penalties. The facility terminates and is repayable in full on August 30, 2002. As of April 4, 1999, approximately $230 million was outstanding under the revolving credit facility, including borrowings denominated in US dollars, German deutschemarks, Belgian francs, Swiss francs, Japanese yen and Euros.

     The Borrowers are required to make mandatory prepayments of loans at specified times and subject to certain exceptions, in amounts equal to (a) 100% of the net proceeds of certain dispositions of assets or the stock of subsidiaries or the incurrence of certain indebtedness, and (b) 50% of the net proceeds of the issuance of any equity securities. The maximum availability under the credit facility is reduced by the amount of any mandatory repayment from the proceeds of asset or subsidiary stock dispositions.

     The facility is secured by a security interest in substantially all of the tangible and intangible personal property and in the owned real property of the Company and certain of its subsidiaries, in the capital stock of the Company's wholly-owned domestic subsidiaries, and in 65% of the capital stock of, or other equity interests in, each non-US subsidiary of the Company, other than SLI, B.V. and its subsidiaries (in each case, to the extent permitted by applicable contractual and legal provisions).

     At the Company's option, the interest rates per annum applicable to the revolving credit facility are either adjusted LIBOR plus a margin ranging from 0.75% to 1.75%, or, with respect to US-dollar-denominated loans only, an adjusted base rate plus a margin ranging from zero to 0.75%. The adjusted base rate is the higher of BankBoston's prime rate for lending in US dollars or the federal funds effective rate plus 0.50%. The interest rates per annum applicable to the swing-line facility are either adjusted base rate plus a margin ranging from zero to 0.75%, with respect to US dollar borrowings, or BankBoston's applicable non-US-dollar base rate plus a margin ranging from 1.0% to 2.0%. The Borrowers pay a per annum fee ranging between 0.75% and 1.75% of the aggregate face amount of letters of credit and bank guaranties outstanding under the facility, and a fee ranging between 0.25% and 0.375% per annum on the undrawn portion of the revolving credit facility commitment.

     Events of default under the facility include failure to pay principal and interest on amounts outstanding, and fees with respect to letters of credit outstanding and undrawn commitments, failure to comply with covenants, failure to pay other indebtedness when due, certain bankruptcy or insolvency events and certain changes in control. For this purpose, a change in control occurs on the date on which (i) any person (other than Frank M. Ward, or any other owner of 5% of the Company's Common Stock as of September 8, 1997) beneficially owns more than 35% of the total voting power of the Company; or (ii) Frank M. Ward ceases to be employed as Chief Executive Officer of the Company.

     The Company's revolving credit facility contains a number of covenants typical in senior credit facilities that, among other things, restrict the ability of the Company to dispose of assets (including the stock of subsidiaries), incur additional indebtedness, create additional liens on assets, enter into certain leases, investments or acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with subsidiaries and affiliates, and that otherwise restrict corporate activities. In addition, the Company is also required to comply with certain financial covenants including maximum leverage, minimum interest coverage and minimum net worth.

     In each of the fiscal years 1998, 1999 and 2000, the maximum leverage ratio, or indebtedness to EBITDA, may not exceed (i) 3.75 to 1, (ii) 3.50 to 1 and (iii) 3.00 to 1, respectively. For the fiscal year 2000 and thereafter, the maximum leverage ratio may not exceed 2.75 to 1. The consolidated interest coverage ratio, or the ratio of (a) for the period of four consecutive fiscal quarters to (b) the Company's consolidated interest expense for the same period, may not be less than 3.5 to 1. Through the fiscal year ended 1999 and at all times thereafter, the consolidated cash flow coverage ratio, or the ratio (a) for the period of 4 consecutive fiscal quarters, minus capital expenditures for such periods, minus income taxes paid in cash for such period, to (b) all debt service for such period, may not be less than 1.30 to 1 and 1.50 to 1, respectively. In addition, the Company is required to maintain a minimum consolidated net worth of at least (i) $154 million plus (ii) 75% of positive net income in each fiscal year. The Company is also prohibited from paying cash dividends to its shareholders, or from spending more than an aggregate amount of $15 million to repurchase shares of its Common Stock. The Company is currently in compliance with all of its financial covenants.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company's Amended and Restated Certificate of Incorporation authorizes the Company to issue up to 100,000,000 shares of Common Stock, $.01 par value per share. After giving effect to the offering, the Company will have 35,647,873 shares of Common Stock issued and outstanding. Subject to the rights of the holders of any outstanding shares of preferred stock and such restrictions as are imposed by the Company's lenders, holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available for such purpose. Upon the liquidation, dissolution or winding-up of the Company, after payment in full of creditors and any liquidation preference payable to the holders of any preferred stock, the remaining assets of the Company will be distributed ratably to the holders of the Common Stock, in proportion to the number of shares held by them.

     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Because holders of Common Stock do not have cumulative voting rights in the election of directors, the holders of a majority of the shares of Common Stock represented at a meeting can elect all the directors. Holders of Common Stock do not have preemptive rights to subscribe for or purchase any additional shares of capital stock issued by the Company. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK

     The Company's Amended and Restated Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of Preferred Stock, $.01 par value ("Preferred Stock"). No shares of Preferred Stock are outstanding, but the Board of Directors is empowered by the Company's Amended and Restated Certificate of Incorporation to designate and issue from time to time one or more series of Preferred Stock without shareholder approval. The Board of Directors has the power to establish the preferences, limitations and optional or other special rights of each series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences and rights, voting otherwise, senior to the rights of holders of Common Stock. The Board of Directors, without approval of the holders of Common Stock, could issue Preferred Stock with voting rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock could be used to delay or prevent a change in control of the Company opposed by the Board of Directors. The Company has no present intention to issue any shares of Preferred Stock.

     Under the Company's Amended and Restated Certificate of Incorporation, the Board of Directors is authorized to divide the Preferred Stock into one or more series with such attributes, powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof as provided in the adopting resolution or resolutions providing for the issue of such series.

TRANSFER AGENT

     The transfer agent for the Common Stock is the American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, the Company will have 35,647,873 shares of Common Stock outstanding. Of these shares, all of the 7,500,000 shares sold in the offering and 16,501,810 shares of Common Stock currently outstanding will be freely tradable without restriction or further registration under the Securities Act. The remaining 11,646,063 shares are deemed "restricted shares" under Rule 144 in that they were originally issued and sold by the Company in private transactions in reliance upon exemptions under the Securities Act. The restricted shares may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. The selling shareholders, officers, directors and certain affiliates who will beneficially own an aggregate of 12,945,976 shares of Common Stock following the completion of the offering, and the Company have agreed that, for a period of 120 days after the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., offer, sell, offer to sell, solicit an offer to buy, contract to sell, pledge or grant any option to purchase or otherwise transfer or dispose (or announce any of the foregoing) of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock, except (i) in the case of the Company, for the issuance of stock options under the Stock Option plans, the issuance or sale of Common Stock by the Company upon exercise of outstanding stock options and the issuance of unregistered securities in consideration for the acquisition of stock or assets of other companies and (ii) in the case of the officers, directors and certain affiliates collectively, the sale of no more than 50,000 shares in the aggregate. Upon the expiration of the 120-day period, substantially all of the outstanding shares held will be eligible for sale, subject to the restrictions of Rule 144. In connection with certain 1998 acquisitions, the Company is holding 142,500 shares of Common Stock to be issued pursuant to the terms of the purchase agreements.

     In general, Rule 144 allows a shareholder (including persons who may be deemed "affiliates" of the Company under Rule 144) who has beneficially owned restricted shares for at least one year to sell a number of shares of Common Stock within any three-month period that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock; or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which notice of sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information about the Company. A shareholder (or shareholder whose shares are aggregated) who is not an "affiliate" of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned his shares for at least two years (as computed under Rule
144), is entitled to sell shares under Rule 144 without regard to the volume and manner of sale limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not "affiliates" are thereafter freely tradable without restrictions or registration under the Securities Act. As defined in Rule 144, an "affiliate" of an issuer is a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

     The preceding description does not give effect to the shares of Common Stock that may be offered and sold pursuant to the Company's Stock Option Plans. The shares of Common Stock issued under such plans are covered by an effective registration statement on Form S-8 filed under the Securities Act. Shares issued upon the exercise of stock options generally will be available for sale in the public market.

     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and the ability of the Company to raise capital through a public offering of its equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we and the selling shareholders have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

NAME                                                        NUMBER OF SHARES
----                                                        ----------------
Salomon Smith Barney Inc. ................................
BancBoston Robertson Stephens, Inc. ......................
Bear, Stearns & Co. Inc. .................................
Lehman Brothers Inc. .....................................
McDonald Investments Inc. ................................
Prudential Securities Incorporated .......................
Raymond James & Associates, Inc. .........................
                                                               ---------
          Total...........................................     7,500,000
                                                               =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., BancBoston Securities, Inc., Bear, Stearns & Co. Inc., Lehman Brothers Inc., McDonald Investments Inc., Prudential Securities Incorporated and Raymond James & Associates, Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $ per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,125,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     The selling shareholders, officers, directors and certain affiliates who will beneficially own an aggregate of 12,945,976 shares of Common Stock following the completion of this offering, and the Company have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Commission a registration statement under the Securities Act relating to, any shares of the Common Stock of the Company or securities convertible into or exchangeable or exercisable for any shares of Common Stock without the prior written consent of Salomon Smith Barney Inc. for a period of 120 days after the date of this prospectus, except (i) in the case of the Company for the issuance of stock options under the Option Plans, the issuance or sale of Common Stock by the Company upon exercise of outstanding stock options and the issuance of unregistered securities in consideration for the acquisition of stock or assets of other companies and (ii) in the case of the officers, directors and certain affiliates collectively, the sale of no more than 50,000 shares in the aggregate. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The Company's Common Stock is listed on The New York Stock Exchange under the symbol "SLI".

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Common Stock.

                                                   PAID BY SLI             PAID BY THE SELLING SHAREHOLDERS
                                           ----------------------------    --------------------------------
                                           NO EXERCISE    FULL EXERCISE    NO EXERCISE       FULL EXERCISE
                                           -----------    -------------    ------------      --------------
Per share................................   $               $                $                  $
Total....................................   $               $                $                  $

     In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of Common Stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Common Stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Common Stock made for the purpose of preventing or retarding a decline in the market price of the Common Stock while this offering is in process.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the Common Stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on The New York Stock Exchange or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     The representatives have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Their representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Some of the representatives may be lenders under our credit facility that is being partially repaid with the proceeds of this offering.

     We estimate that the total expenses of this offering (excluding underwriting discounts and commissions) will be $800,000.

     We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.


     This offering is being conducted pursuant to Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Crowe & Dunlevy, P.C., Tulsa, Oklahoma. Certain legal matters in connection with the offering are being passed upon for the Company by Schifino & Fleischer, P. A., Tampa, Florida, and for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company and related financial statement schedule of the Company for and as of the end of the years ended December 1, 1996, November 30, 1997 and January 3, 1999 and for the one month ended January 4, 1998 and the consolidated financial statements of SLI, B.V. for and as of the end of the eight months ended August 31, 1997 and for and as of the end of years ended December 31, 1995 and 1996 appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, and the historical statements of operations data and historical balance sheet data for the Company for and as of the end of the years ended December 1, 1996, November 30, 1997 and January 3, 1999 and for the one month ended January 4, 1998 under the heading "Selected Condensed Consolidated Financial Data" appearing in this prospectus have been derived from such consolidated financial statements of the Company audited by Ernst & Young LLP, as set forth in their report thereon appearing elsewhere herein. Such consolidated financial statements, financial statement schedule and statements of operations data and balance sheet data are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of CML Canada for the years ended December 1, 1996, November 30, 1997 and January 3, 1999 and for the one month ended January 4, 1998 appearing in this prospectus and Registration Statement have been audited by Hards Pearson, independent auditors, as set forth in their reports thereon appearing elsewhere herein. Such financial statements are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     A registration statement on Form S-1 (the "Registration Statement") under the Securities Act, has been filed with the Securities and Exchange Commission, Washington, D. C. 20549, with respect to the Common Stock offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and exhibits and schedules thereto, certain portions having been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Avenue, N. W., Judiciary Plaza, Washington, D. C. 20549; and at the regional offices of the Commission at 7 World Trade Center, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N. W., Judiciary Plaza, Washington D. C. 20549, at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company which file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can also be inspected and copied at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
SLI, INC. AND SUBSIDIARIES
Report of Independent Auditors..............................   F-2
Consolidated Financial Statements
Consolidated Balance Sheets as of January 3, 1999 and
  November 30, 1997.........................................   F-3
Consolidated Statements of Operations for the years ended
  January 3, 1999, November 30, 1997 and December 1, 1996
  and for the one month ended January 4, 1998...............   F-4
Consolidated Statements of Stockholders' Equity for the
  years ended January 3, 1999, November 30, 1997 and
  December 1, 1996 and for the one month ended January 4,
  1998......................................................   F-5
Consolidated Statements of Cash Flows for the years ended
  January 3, 1999, November 30, 1997 and December 1, 1996
  and for the one month ended January 4, 1998...............   F-6
Notes to Consolidated Financial Statements..................   F-7
SLI, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheet as of April
  4, 1999...................................................  F-24
Unaudited Condensed Consolidated Statement of Operations for
  the three months ended April 4, 1999 and April 5, 1998....  F-25
Unaudited Condensed Consolidated Statements of Cash Flows
  for the three months ended April 4, 1999 and April 5,
  1998......................................................  F-26
Notes to Unaudited Condensed Consolidated Financial
  Statements................................................  F-27
CHICAGO MINIATURE LAMP (CANADA), INC.
Auditor's Report............................................  F-29
Financial Statements
Balance Sheet as at January 3, 1999, January 4, 1998,
  November 30, 1997 and December 1, 1996....................  F-30
Statement of Income for the years ended January 3, 1999,
  November 30, 1997 and December 1, 1996 and for the one
  month ended January 4, 1998...............................  F-31
Statement of Retained Earnings for the years ended January
  3, 1999, November 30, 1997 and December 1, 1996 and for
  the one month ended January 4, 1998.......................  F-32
Statement of Cash Flows for the years ended January 3, 1999,
  November 30, 1997 and December 1, 1996 and for the one
  month ended January 4, 1998...............................  F-33
Notes to the Financial Statements...........................  F-34
SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES
Report of Independent Auditors..............................  F-39
Consolidated Financial Statements
Consolidated Balance Sheets as of August 31, 1997, December
  31, 1996 and December 31, 1995............................  F-40
Consolidated Statements of Income for the eight months ended
  August 31, 1997 and for the years ended December 31, 1996
  and 1995..................................................  F-41
Consolidated Statements of Stockholders' Equity for the
  eight months ended August 31, 1997 and for the years ended
  December 31, 1996 and 1995................................  F-42
Consolidated Statements of Cash Flows for the eight months
  ended August 31, 1997 and for the years ended December 31,
  1996 and 1995.............................................  F-43
Notes to Consolidated Financial Statements..................  F-44

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
SLI, Inc. (formerly Chicago Miniature Lamp, Inc.)

     We have audited the accompanying consolidated balance sheets of SLI, Inc. (formerly Chicago Miniature Lamp, Inc.) and subsidiaries as of January 3, 1999 and November 30, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended January 3, 1999, November 30, 1997, and December 1, 1996, and for the month ended January 4, 1998. Our audits also included the financial statement schedule for the years ended January 3, 1999, November 30, 1997, and December 1, 1996 and for the month ended January 4, 1998, listed in the index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of Chicago Miniature Lamp (Canada), Inc., a wholly owned subsidiary, which statements reflect net sales and income before income taxes of approximately $18,426,000 and $3,406,000, $14,605,000 and $2,671,000 and $13,031,000 and
$2,281,000 for the years ended January 3, 1999, November 30, 1997, and December 1, 1996, respectively, and $1,087,000 and $83,000 for the month ended January 4, 1998. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Chicago Miniature Lamp (Canada), Inc., is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provides a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SLI, Inc. (formerly Chicago Miniature Lamp, Inc.) and subsidiaries at January 3, 1999 and November 30, 1997, and the consolidated results of their operations and their cash flows for the years ended January 3, 1999, November 30, 1997, and December 1, 1996, and for the month ended January 4, 1998 in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule for the years ended January 3, 1999, November 30, 1997, and December 1, 1996 and for the month ended January 4, 1998, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

Chicago, Illinois
February 12, 1999

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              JANUARY 3,   NOVEMBER 30,
                                                                 1999          1997
                                                              ----------   ------------
                                                               (DOLLARS IN THOUSANDS)
                                        ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 27,390      $ 73,416
  Accounts receivable, less allowances for doubtful accounts
     of $9,369 in 1999 and $7,889 in 1997...................    160,582       140,380
  Inventories...............................................    149,453       124,086
  Prepaid expenses and other................................     15,735        12,120
                                                               --------      --------
          Total current assets..............................    353,160       350,002
Property, plant, and equipment, net.........................    341,210       269,650
Other assets:
  Goodwill, net of accumulated amortization.................     38,353         7,651
  Other intangible assets, net of accumulated
     amortization...........................................     29,091        12,039
  Other.....................................................     13,649        12,319
                                                               --------      --------
          Total assets......................................   $775,463      $651,661
                                                               ========      ========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term notes payable..................................   $ 28,086      $  5,432
  Current portion of long-term debt.........................      1,788         9,389
  Accounts payable..........................................    121,484       102,104
  Accrued expenses..........................................    100,778       107,616
  Income taxes payable......................................      3,234         7,855
                                                               --------      --------
          Total current liabilities.........................    255,370       232,396
Long-term debt, less current portion........................    238,530       185,434
Other liabilities:
  Deferred income taxes.....................................     10,952         5,532
  Other long-term liabilities...............................     52,801        62,248
                                                               --------      --------
          Total other liabilities...........................     63,753        67,780
Commitments and contingencies
  Stockholders' equity:
  Preferred stock, $.01 par value -- Authorized -- 5,000,000
     shares, none issued and outstanding....................         --            --
  Common stock, $.01 par value -- Authorized -- 100,000,000
     shares -- Issued -- 29,346,498 and 29,302,796 shares in
     1999 and 1997, respectively............................        293           293
  Common stock to be issued.................................      8,419            --
  Additional paid-in capital................................    131,399       126,835
  Retained earnings.........................................     77,703        45,218
  Cumulative translation adjustment.........................      4,080         2,377
  Less: Treasury stock at cost, 315,900 and 643,345 shares
     in 1999 and 1997.......................................     (4,084)       (8,672)
                                                               --------      --------
          Total stockholders' equity........................    217,810       166,051
                                                               --------      --------
          Total liabilities and stockholders' equity........   $775,463      $651,661
                                                               ========      ========

   The accompanying notes are an integral part of these financial statements.

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            YEAR ENDED
                                        ---------------------------------------------------    MONTH ENDED
                                          JANUARY 3,       NOVEMBER 30,       DECEMBER 1,       JANUARY 4,
                                             1999              1997              1996              1998
                                        --------------   ----------------   ---------------   --------------
                                                                                                 (NOTE 2)
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.............................   $   773,068       $   329,959        $    94,171      $    53,866
Cost of products sold.................       533,484           231,933             61,147           40,199
                                         -----------       -----------        -----------      -----------
Gross margin..........................       239,584            98,026             33,024           13,667
Selling, general, and administrative
  expenses............................       178,235            65,549             14,552           14,004
Restructuring costs...................         2,022             5,115                 --               --
                                         -----------       -----------        -----------      -----------
Operating income (loss)...............        59,327            27,362             18,472             (337)
Other (income) expenses:
  Interest expense....................        17,809             5,238                936            1,312
  Interest income.....................          (917)           (4,082)              (635)            (106)
  Other, net..........................         1,247            (2,326)            (1,294)            (471)
                                         -----------       -----------        -----------      -----------
Income (loss) before income taxes.....        41,188            28,532             19,465           (1,072)
Income taxes..........................         8,156             7,591              6,029             (525)
                                         -----------       -----------        -----------      -----------
Net income (loss).....................   $    33,032       $    20,941        $    13,436             (547)
                                         ===========       ===========        ===========      ===========
Net income (loss) per common share --
  Basic...............................   $      1.14       $       .73        $       .55      $      (.02)
                                         ===========       ===========        ===========      ===========
Weighted-average shares outstanding --
  Basic...............................    28,898,124        28,760,505         24,357,099       28,658,634
                                         ===========       ===========        ===========      ===========
Net income (loss) per common share --
  Dilutive............................   $      1.10       $       .71        $       .55      $      (.02)
                                         ===========       ===========        ===========      ===========
Weighted-average shares outstanding --
  Dilutive............................    30,131,604        29,330,889         24,487,855       29,298,133
                                         ===========       ===========        ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 COMMON STOCK
                              ------------------   COMMON
                                NUMBER             STOCK    ADDITIONAL                         CUMULATIVE
                                  OF        PAR    TO BE     PAID-IN     TREASURY   RETAINED   TRANSLATION
                                SHARES     VALUE   ISSUED    CAPITAL      STOCK     EARNINGS   ADJUSTMENT     TOTAL
                              ----------   -----   ------   ----------   --------   --------   -----------   --------
                                                              (DOLLARS IN THOUSANDS)
Balance at December 3,
  1995......................  23,558,171   $236    $  --     $ 23,805         --    $10,841      $    39     $ 34,921
Comprehensive income:
  Net income................          --     --       --           --         --     13,436           --       13,436
  Translation adjustment
    (net of taxes of
    $180)...................          --     --       --           --         --         --          551          551
                                                                                                             --------
Comprehensive income........                                                                                   13,987
Issuance of common stock:
  Public offering, including
    over allotment, net of
    offering costs..........   5,287,125     53       --       98,291         --         --           --       98,344
  Acquisition...............     225,000      2       --        3,248         --         --           --        3,250
  Exercise of stock
    options.................     116,394      1       --          661         --         --           --          662
                              ----------   ----    ------    --------    -------    -------      -------     --------
Balance at December 1,
  1996......................  29,186,690    292       --      126,005         --     24,277          590      151,164
Comprehensive income:
  Net income................          --     --       --           --         --     20,941           --       20,941
  Translation adjustment
    (net of taxes of
    $771)...................          --     --       --           --         --         --        1,787        1,787
                                                                                                             --------
  Comprehensive income......                                                                                   22,728
Issuance of common stock:
  Additional offering
    costs...................          --     --       --         (212)        --         --           --         (212)
  Acquisition...............       4,500     --       --          100         --         --           --          100
  Exercise of stock
    options.................     111,606      1       --          942         --         --           --          943
Purchase of 643,345 shares
  for treasury..............                 --       --           --     (8,672)        --           --       (8,672)
                              ----------   ----    ------    --------    -------    -------      -------     --------
Balance at November 30,
  1997......................  29,302,796    293       --      126,835     (8,672)    45,218        2,377      166,051
Comprehensive income:
  Net income................          --     --       --           --         --       (547)          --         (547)
  Translation adjustment
    (net of taxes of
    $738)...................          --     --       --           --         --         --       (3,210)      (3,210)
                                                                                                             --------
Comprehensive income
  (loss)....................          --     --       --           --         --         --           --       (3,757)
                              ----------   ----    ------    --------    -------    -------      -------     --------
Balance at January 4,
  1998......................  29,302,796    293       --      126,835     (8,672)    44,671         (833)     162,294
Comprehensive income:
  Net income................          --     --       --           --         --     33,032           --       33,032
Translation adjustment (net
  of taxes of $2,101).......          --     --       --           --         --         --        4,913        4,913
                                                                                                             --------
Comprehensive income........                                                                                   37,945
Issuance of common stock:
  Acquisitions..............     680,000      7    8,419       12,591         --         --           --       21,017
  Exercise of stock
    options.................     295,947      2                 3,770                                           3,772
  Purchase 604,800 shares
    for treasury............          --     --       --           --     (7,218)        --           --       (7,218)
  Retire treasury shares....    (932,245)    (9)      --      (11,797)    11,806         --           --           --
                              ----------   ----    ------    --------    -------    -------      -------     --------
Balance at January 3,
  1999......................  29,346,498   $293    $8,419    $131,399    $(4,084)   $77,703      $ 4,080     $217,810
                              ==========   ====    ======    ========    =======    =======      =======     ========

   The accompanying notes are an integral part of these financial statements.

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                    ONE
                                                                   YEAR ENDED                      MONTH
                                                   -------------------------------------------     ENDED
                                                     JANUARY 3,     NOVEMBER 30,   DECEMBER 1,   JANUARY 4,
                                                        1999            1997          1996          1998
                                                   --------------   ------------   -----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
Net income (loss)................................     $ 33,032       $  20,941      $ 13,436      $   (547)
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization..................       17,280           7,252         3,165         1,462
  Deferred income taxes..........................          470          (3,094)          907          (566)
  Changes in operating assets and liabilities:
     Accounts receivable.........................        2,361         (15,597)       (5,110)        7,141
     Inventories.................................      (14,009)            695        (4,873)       (2,709)
     Prepaid expenses and other..................        1,715            (182)         (440)      (12,628)
     Accounts payable............................        2,084          21,051        (3,478)       (8,292)
     Accrued expenses............................      (14,555)         (4,669)        1,452          (988)
     Income taxes payable........................        1,268          (1,825)         (652)          (45)
     Stockholder payable/receivable..............          (53)            594          (594)          303
     Other long-term liabilities.................      (12,012)          5,617        (3,420)       (1,778)
                                                      --------       ---------      --------      --------
Net cash provided by (used in) operating
  activities.....................................       17,581          30,783           393       (18,647)
INVESTING ACTIVITIES
Purchases of property, plant, and equipment......      (48,970)        (23,116)       (8,921)       (1,966)
Proceeds from disposal of property, plant and
  equipment......................................        2,529              --            --            --
Acquisitions, net of cash acquired...............      (27,721)       (165,325)      (10,293)           --
Maturities of held-to-maturity investments.......                           --         2,102            --
                                                      --------       ---------      --------      --------
Net cash used for investing activities...........      (74,162)       (188,441)      (17,112)       (1,966)
FINANCING ACTIVITIES
Net borrowings (repayments) of short term debt...          313          (4,541)        1,804           858
Net borrowings of revolving credit line..........       50,494         183,375            --            --
Proceeds from long-term debt.....................        7,214           5,730        24,442        (1,089)
Payments of long-term debt.......................      (22,967)        (52,128)       (3,214)           --
Payment of deferred financing costs..............           --          (2,616)         (297)           --
Proceeds from issuance of common stock -- net of
  offering costs.................................           --            (212)       98,344            --
Repurchase of shares for treasury................       (7,218)         (8,672)           --            --
Exercise of stock options........................        3,079             943           662            --
                                                      --------       ---------      --------      --------
Net cash provided by (used in) financing
  activities.....................................       30,915         121,879       121,741          (231)
Effect of exchange rate changes on cash..........          484             168            --            --
                                                      --------       ---------      --------      --------
Net increase (decrease) in cash and cash
  equivalents....................................      (25,182)        (35,611)      105,022       (20,844)
Cash and cash equivalents, beginning of year.....       52,572         109,027         4,005        73,416
                                                      --------       ---------      --------      --------
Cash and cash equivalents, end of year...........     $ 27,390       $  73,416      $109,027      $ 52,572
                                                      ========       =========      ========      ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
  Interest.......................................     $ 18,120       $   2,097      $    936      $     --
  Income taxes...................................     $  4,138       $   7,447      $  3,802      $  1,510

   The accompanying notes are an integral part of these financial statements.

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND ACQUISITIONS

     SLI, Inc. (formerly Chicago Miniature Lamp, Inc. (an Oklahoma corporation)) and subsidiaries (collectively, the Company) operates in a single business segment and is a vertically integrated manufacturer and supplier of lighting systems, which include lamps, fixtures and ballasts. Through its 20 acquisitions completed since 1992, the Company has grown from a specialized manufacturer of neon lamps and miniature lighting products into a manufacturer and supplier of a wide variety of lighting products, including lamps, (incandescent, fluorescent, compact fluorescent, HID, halogen, miniature incandescent, neon, LED's and special lamps), fixtures, magnetic and electronic ballasts and fiber optic lighting systems. The Company serves a diverse, international customer base and at January 3, 1999 had 31 manufacturing plants in 13 countries.


     SLI Inc. acquired 6 companies in 1998 for approximately $31.9 million in cash and 680,000 of newly issued common shares and 225,000 of common shares to be issued, valued at approximately $21.0 million and the assumption of approximately $27 million in debt. In 1997, the Company acquired 4 companies for approximately $187.1 million in cash and the assumption of approximately $1.4 million of debt. The Company acquired 3 companies in 1996 for approximately $12.5 million in cash and 225,000 of newly issued common shares valued at approximately $3.3 million and the assumption of approximately $4.9 million of debt. These acquisitions were accounted for as purchases, and accordingly, the assets and liabilities of the acquired entities have been recorded at their estimated fair values at the dates of acquisition. The excess of purchase price over the estimated values of the net assets acquired, in the amount of $33.7 million in 1998 and $800,000 in 1997 has been recorded in goodwill and amortized over estimated useful lives. The purchase price allocation for one of the 1998 acquisitions is subject to adjustment upon the completion of an asset appraisal. Any adjustment is not expected to be material.


     The largest acquisition occurred in 1997, when the Company acquired all the outstanding capital stock of Sylvania Lighting International, B.V. and its subsidiaries (SLI B.V.) for $161.5 million in cash financed with the Company's cash and the Company's credit facility (Note 4). SLI, B.V. is an integrated designer, manufacturer and seller of lighting systems. SLI, B.V. has a total of 15 manufacturing facilities in Europe, Latin America and Australia and sells to customers throughout the world. There was no excess of purchase price over the fair value of assets acquired.

     Based on unaudited data, the following table presents selected financial information for the Company and its subsidiaries on a pro forma basis, assuming the companies acquired in 1997 had been consolidated since December 4, 1995:

                                                               YEAR ENDED
                                                              NOVEMBER 30,   DECEMBER 1,
                                                                  1997          1996
                                                              ------------   -----------
Net sales...................................................    $755,364      $808,372
Net income..................................................      22,264        17,071
Net income per share........................................         .77           .70

     The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made as of December 4, 1995. Pro forma data has not been presented for 1998 because the effect of the 1998 acquisitions on operations was not significant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FISCAL YEAR

     In January 1998, the Company changed its financial reporting year-end to the Sunday nearest to December 31 of each year. Previously, the fiscal year ended the Sunday nearest December 1. Accordingly, the accompanying statements of operations, stockholders' equity and cash flows include results for the one month transition period ending January 4, 1998. All references herein for the years 1996, 1997 and 1998 represent the fiscal years ended December 1, 1996, November 30, 1997 and January 3, 1999.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.


INVENTORIES


     Inventories are stated at the lower of cost, determined by the first in, first out (FIFO) method, or market. Inventories consist of the following (dollars in thousands):

                                                              JANUARY 3,   NOVEMBER 30,
                                                                 1999          1997
                                                              ----------   ------------
Raw materials...............................................   $ 35,638      $ 28,262
Work in process.............................................     17,389        14,693
Finished goods..............................................     96,426        81,131
                                                               --------      --------
                                                               $149,453      $124,086
                                                               ========      ========

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are stated at cost. The Company provides for depreciation using the straight-line method over the following estimated useful lives:

Buildings and improvements..................................  25-39 years
Machinery and equipment.....................................  12-25 years
Molds.......................................................  10-20 years
Furniture and fixtures......................................  5-10 years

     Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease term.

GOODWILL

     Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired related to the business acquisitions described in Note 1. Goodwill is amortized on a straight-line basis over the respective useful lives which range from 25 to 40 years. Accumulated amortization is approximately $855,000 and $593,000 at January 3, 1999 and November 30, 1997, respectively. Amortization expense was

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


approximately $253,000, $216,000, $200,000, and $53,000, for fiscal 1998, 1997, and 1996, respectively and $9,000 for the one month ended January 4, 1998. The Company continually reviews its goodwill for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the goodwill. If the sum of the expected future cash flow (undiscounted and without interest charges) is less than the carrying amount of the goodwill, an impairment loss is recognized. Measurement of an impairment loss for goodwill that the Company expects to hold and use is based on the excess of the carrying value over its fair value. To date, there have been no adjustments to the carrying amounts of the goodwill resulting from these evaluations.


OTHER INTANGIBLE ASSETS


     Other intangible assets include the fair value of engineering technology, patents and, noncompete agreements associated with the acquisitions described in
Note 1. The intangibles are being amortized using the straight-line method over their respective useful lives or contract periods, which range from 3 to 25 years. Accumulated amortization is approximately $3,105,000 and $2,290,000 at January 3, 1999 and November 30, 1997, respectively. Amortization expense was approximately $684,000, $480,000, and $392,000 for fiscal 1998, 1997, and 1996, respectively and $57,000 for the one month ended January 4, 1998. Other intangible assets, net of accumulated amortization consists of (dollars in millions):



                                                             JANUARY 3,       NOVEMBER 30,
                                                                1999              1997
                                                           --------------   ----------------
Engineering technology...................................      $24.4             $ 7.2
Patents and non-compete agreements.......................        7.8               7.1
                                                               -----             -----
                                                                32.2              14.3
Accumulated amortization.................................        3.1               2.3
                                                               -----             -----
Other intangibles, net of accumulated amortization.......      $29.1              12.0


TREASURY STOCK

     The board of directors has authorized, subject to certain business and market conditions, the repurchase of shares of the Company's stock. At January 3, 1999, a total of 1,248,145 shares have been repurchased under these plans. Retirements of treasury stock totaled 932,245 shares as of January 3, 1999.

FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments to reduce its exposure to adverse fluctuations in interest and foreign exchange rates. Financial instruments are not used for trading purposes.

     The Company and its subsidiaries utilize forward foreign currency exchange contracts to minimize the impact of currency movements, principally on anticipated intercompany inventory purchases and loans denominated in currencies other than their functional currencies.

     The Company may enter into interest rate swap agreements to limit the effect of increases in the interest rates on any floating rate debt. The differential is accrued as interest rates change and is recorded in interest expense. Upon termination of interest rate swap agreements any resulting gain or loss is recognized over the remaining term of the underlying debt obligation.

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

REVENUE RECOGNITION

     Revenues from product sales are recognized at the time of shipment.

RESEARCH AND DEVELOPMENT

     Research and development costs are charged to operations in the year incurred and totaled $7,533,000 and $1,926,000 for fiscal 1998 and 1997, respectively and $628,000 for the one month ended January 4, 1998. The costs incurred in fiscal 1996 were not material.

ADVERTISING COSTS

     Advertising costs are charged to expense in the period incurred. Advertising expense for 1998, 1997, and 1996 was approximately $10,500,000, $4,535,000 and $250,000, respectively.

INCOME TAXES

     Deferred income taxes are recognized based on the expected future tax consequences of differences between the financial statement and tax bases of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return. Tax benefits subsequently realized which are related to deferred tax assets with a valuation allowance recorded in connection with a business acquisition will first reduce goodwill and other non-current assets related to the acquisition to zero and any remaining tax benefit will be accounted for in the current statement of operations.

FOREIGN CURRENCY TRANSLATION

     Transactions arising in foreign currencies have been translated at rates of exchange in effect at the dates of the transactions. Gains or losses during the year have been included in net income. Assets and liabilities of foreign affiliates are translated at current exchange rates, and income statement accounts are translated at the average rates during the period. Related translation adjustments are reported as a component of comprehensive income.

STOCK SPLITS AND RECAPITALIZATION

     On August 5, 1996, the Company approved a three-for-two stock split of its outstanding common stock to be effected in the form of a 50% stock dividend. The dividend was paid on August 27, 1996, to shareholders of record August 16, 1996.

     On February 11, 1998, the Company approved a three-for-two stock split of its outstanding common stock to be effected in the form of a 50% stock dividend. The dividend was paid on March 6, 1998 to shareholders of record February 23, 1998.

     All share and per share data have been adjusted to reflect these stock splits as of the earliest period presented.

EARNINGS PER SHARE

     Statement of Financial Accounting Standards No. 128, "Earnings Per Share," became effective in the fourth quarter of 1997 and requires presentations of earnings per share -- "basic" and "diluted." Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of the diluted earnings per share is similar to the basic earnings per share, except that the denominator is increased to

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

     The numerator in calculating both basic and diluted earnings per share for each year is reported net income. The denominator is based on the following weighted-average number of common shares:

                                                        1998         1997         1996
                                                     ----------   ----------   ----------
Basic..............................................  28,898,124   28,760,505   24,357,099
                                                     ==========   ==========   ==========
Diluted............................................  30,131,604   29,330,889   24,487,855
                                                     ==========   ==========   ==========

     The difference between basic and diluted weighted-average common shares results from the assumption that dilutive stock options outstanding were exercised.

     The following stock options are not included in the diluted earnings per share calculation since in each case the exercised price is greater than the average market price:

                                                             1998      1997      1996
                                                            -------   -------   -------
Stock options.............................................  181,606        --        --
                                                            =======   =======   =======

ADOPTION OF ACCOUNTING PRINCIPLES

     The Company has adopted Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. Statement 130 requires the Company's foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.

     The Company has adopted the SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (Statement 131), Statement 131 superseded FASB Statement No. 14, Financial Reporting For Segments of a Business Enterprise. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 is solely a reporting requirement and therefore did not have an effect on the Company's financial position or results of operations.

     The Company has adopted the SFAS No. 132, Employer's Disclosures about Pensions and Other Postretirement Benefits (Statement 132). Statement 132 standardizes the disclosure requirements for pensions and other postretirement benefits, requires additional information on changes in the benefit obligation and fair values of plan assets and eliminates certain disclosures. The adoption of Statement 132 is solely a reporting requirement and therefore did not have an effect on the Company's financial position or results of operations.

     In June 1998, the SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities (Statement 133), which is required to be adopted in fiscal years beginning after June 15, 1999. Statement 133 requires all derivatives to be recognized in the balance sheet as either assets or liabilities at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of Statement 133 will be on the earnings and financial position of the Company.

RECLASSIFICATIONS

     Certain amounts in the fiscal 1997 and 1996 financial statements have been reclassified to conform with the fiscal 1998 presentation.

3. PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment consists of the following:

                                                              JANUARY 3,   NOVEMBER 30,
                                                                 1999          1997
                                                              ----------   ------------
                                                               (DOLLARS IN THOUSANDS)
Land........................................................   $ 11,810      $  8,051
Buildings and improvements..................................     70,545        66,726
Machinery and equipment.....................................    268,442       189,748
Molds.......................................................     14,460        10,662
Furniture and fixtures......................................      6,058         6,493
                                                               --------      --------
                                                                371,315       281,680
Less: Accumulated depreciation..............................     30,105        12,030
                                                               --------      --------
                                                               $341,210      $269,650
                                                               ========      ========

     Depreciation expense was approximately $16,175,000, $6,500,000, $2,700,000 and $1,167,000 for fiscal 1998, 1997 and 1996 and the one month ended January 4, 1998, respectively.

4. DEBT

LONG TERM DEBT

     Long-term Debt consists of the following:

                                                              JANUARY 3,   NOVEMBER 30,
                                                                 1999          1997
                                                              ----------   ------------
                                                               (DOLLARS IN THOUSANDS)
Revolving credit facility...................................   $229,749       183,375
Other debt..................................................     10,569        11,448
                                                               --------      --------
                                                                240,318       194,823
Less: Current portion.......................................      1,788         9,389
                                                               --------      --------
          Total long term debt..............................   $238,530      $185,434
                                                               ========      ========

     The Company has an existing credit facility which provides for a $300 million multi-currency revolving credit facility including a $10 million swing-line loan facility and a $15 million letter of credit facility. Non US dollar borrowings are limited to $75 million. Borrowings under this agreement totaled $229,749,000 at January 3, 1999. This agreement expires August 30, 2002. At the Company's option, the U.S. dollar loans bear interest at LIBOR (5.1% at January 3, 1999) plus a margin, or an adjusted base rate (7.8% at January 3,
1999) plus a margin, payable quarterly. Foreign-denominated loans bear interest at local spot rates. The interest margin of 1.5% for LIBOR loans and .5% for prime loans at January 3, 1999 fluctuates on the

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company's leverage ratio. The agreement provides for a quarterly commitment fee, based on the Company's leverage ratio as it relates to the available portion of the commitment (37.5 basis points at January 3, 1999). Mandatory prepayments are required upon the occurrence of additional debt, or offering of equity, as defined in the agreement.

     The Company is required to comply with a number of affirmative and negative covenants under its credit agreements. Among other things, the credit agreements require the Company to satisfy certain financial tests and ratios (including minimum interest coverage ratios, maximum leverage ratios, and minimum net worth requirements).

     At January 3, 1999, long-term debt includes $7,848,000 denominated in Deutsche Marks (bearing interest at 5.24% per annum), $5,422,000 denominated in Belgian Francs (bearing interest at 5.15% per annum) and $9,479,000 in Japanese Yen (bearing interest at 2.05% per annum) under the credit agreement.

     The Company uses interest rate swaps to reduce the impact on interest expense of fluctuating interest rates on its variable rate debt (Note 13).

     Interest expense was $17,809,000 , $5,238,000, and $936,000, for fiscal
1998, 1997, and 1996, respectively and $1,312,000 for the one month period ended January 4, 1998.

     As of January 3, 1999, annual debt principal payments required were as follows (dollars in thousands):

1999........................................................  $  1,788
2000........................................................     2,415
2001........................................................     1,369
2002........................................................   230,590
2003........................................................       771
Thereafter..................................................     3,385
                                                              --------
                                                              $240,318
                                                              ========

SHORT-TERM DEBT

     Short-term borrowings in the amounts of approximately $28.1 million and $5.4 million at January 3, 1999 and November 30, 1997, respectively, primarily consisted of borrowings by subsidiaries located outside of the United States under the terms of uncommitted lines of credit or other short-term borrowing arrangements. The weighted average interest rate on short term borrowings outstanding at January 3, 1999 was 8.4%. No material compensating balances are required or maintained.

5. INCOME TAXES

     The following is a summary of income (loss) before income taxes (dollars in thousands):

                                                                                           ONE
                                                            YEAR ENDED                    MONTH
                                              ---------------------------------------     ENDED
                                              JANUARY 3,   NOVEMBER 30,   DECEMBER 1,   JANUARY 4,
                                                 1999          1997          1996          1998
                                              ----------   ------------   -----------   ----------
Domestic operations.........................   $(5,249)      $14,005        $ 9,280      $(1,170)
Foreign operations..........................    46,437        14,527         10,185           98
                                               -------       -------        -------      -------
                                               $41,188       $28,532        $19,465      $(1,072)
                                               =======       =======        =======      =======

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a summary of the provision (benefit) for income taxes (dollars in thousands):

                                                            YEAR ENDED                  ONE MONTH
                                              ---------------------------------------     ENDED
                                              JANUARY 3,   NOVEMBER 30,   DECEMBER 1,   JANUARY 4,
                                                 1999          1997          1996          1998
                                              ----------   ------------   -----------   ----------
Federal:
  Current...................................   $(1,050)      $ 7,729        $3,082        $(307)
  Deferred..................................       390        (3,002)          632          (28)
                                               -------       -------        ------        -----
                                                  (660)        4,727         3,714         (335)
State:
  Current...................................      (295)        1,005           425          (27)
  Deferred..................................        16          (413)          (49)          (3)
                                               -------       -------        ------        -----
                                                  (279)          592           376          (30)
Foreign:
  Current...................................     7,800         1,951         1,615         (249)
  Deferred..................................     1,295           321           324           89
                                               -------       -------        ------        -----
                                                 9,095         2,272         1,939         (160)
                                               -------       -------        ------        -----
                                               $ 8,156       $ 7,591        $6,029        $(525)
                                               =======       =======        ======        =====

     The Company's manufacturing facility in Costa Rica is operated under a tax holiday, which expires in 2005. The impact of this tax holiday was an increase to net income of $905,000 or $.03 per share for fiscal 1998, $1,393,000 or $.05 per share for fiscal 1997 and $1,309,000 or $.05 per share for fiscal 1996.

     A reconciliation between the provision (benefit) for income taxes computed at statutory rates and the amount reflected in the accompanying consolidated statements of operations is as follows (dollars in thousands):

                                                            YEAR ENDED                  ONE MONTH
                                              ---------------------------------------     ENDED
                                              JANUARY 3,   NOVEMBER 30,   DECEMBER 1,   JANUARY 4,
                                                 1999          1997          1996          1998
                                              ----------   ------------   -----------   ----------
Computed federal tax provision (benefit) at
  U.S. statutory rates......................   $14,416        $9,986        $ 6,618       $(375)
Increase (decrease) in taxes resulting from:
  Amortization of goodwill..................        70           118             35          30
  Nonstatutory stock options................      (880)         (185)            --          --
  State income taxes (benefit), net of
     federal benefit (taxes)................      (130)          396            205         (70)
  Effect of different income taxes of other
     countries..............................    (2,400)         (573)        (1,484)       (381)
  Net operating losses not benefited........     1,276            --             --         271
  Utilization of net operating loss
     carryforwards..........................    (4,196)       (2,211)            --          --
  Other.....................................        --            60            655          --
                                               -------        ------        -------       -----
                                               $ 8,156        $7,591        $ 6,029       $(525)
                                               =======        ======        =======       =====

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The significant items comprising net deferred tax liabilities are as follows (dollars in thousands):

                                                          JANUARY 3, 1999   NOVEMBER 30, 1997
                                                          ---------------   -----------------
Assets:
  Net operating loss carryforwards......................     $ 45,565           $ 46,065
  Reserves..............................................        1,063              4,608
  Accruals..............................................        1,019                573
  Other.................................................        1,717                416
                                                             --------           --------
          Total assets..................................       49,364             51,662
Liabilities:
  Accelerated tax depreciation..........................      (11,521)            (9,984)
  Other.................................................       (4,391)            (2,383)
                                                             --------           --------
          Total liabilities.............................      (15,912)           (12,367)
                                                             --------           --------
                                                               33,452             39,295
Less: Valuation allowance for net operating loss
  carryforwards.........................................      (44,404)           (44,827)
                                                             --------           --------
Net deferred tax liabilities............................     $(10,952)          $ (5,532)
                                                             ========           ========

     For tax purposes, the Company had available at January 3, 1999, net operating loss carryforwards for foreign tax purposes of approximately $117,351,000.

     The expiration dates of operating loss carryforwards at January 3, 1999 are as follows (dollars in thousands):

1999........................................................  $ 11,438
2000........................................................     5,823
2001........................................................     4,212
2002........................................................    14,924
2003........................................................     4,809
Thereafter..................................................     2,676
No expiration date..........................................    73,469
                                                              --------
                                                              $117,351
                                                              ========

6. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                              JANUARY 3,   NOVEMBER 30,
                                                                 1999          1997
                                                              ----------   ------------
                                                               (DOLLARS IN THOUSANDS)
Payroll and related expenses................................   $ 29,013      $ 27,596
Warranty and customer rebates...............................     22,159        27,036
Restructuring expenses......................................      6,552        17,147
Value-added taxes payable...................................      5,327         7,249
Other.......................................................     37,727        28,588
                                                               --------      --------
                                                               $100,778      $107,616
                                                               ========      ========

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. OTHER LONG-TERM LIABILITIES

     Other long-term liabilities consist of the following:

                                                              JANUARY 3,   NOVEMBER 30,
                                                                 1999          1997
                                                              ----------   ------------
                                                               (DOLLARS IN THOUSANDS)
Pension.....................................................   $25,558       $18,240
Restructuring expenses......................................        --        18,831
Other.......................................................    27,243        25,177
                                                               -------       -------
                                                               $52,801       $62,248
                                                               =======       =======

8. RESTRUCTURING

RESTRUCTURING OF EXISTING OPERATIONS

     In fiscal 1997, the Company approved restructuring plans which resulted in charges of approximately $5.1 million, including $3.5 million of severance costs. This restructuring included the plant closure, personnel termination, and asset liquidation of a lamp-making operation in the United Kingdom (U.K.), which became redundant due to the SLI B.V. acquisition. The facility's land and building were sold, and the equipment was sold or scrapped. Employee severance cost at the Company's U.K. machinery making operation resulted from the downsizing due to the duplication of functions after the SLI B.V. acquisition. Additionally, the Company's leased Chicago, Illinois warehouse and distribution location was closed and personnel were terminated. Also, the Company's Pauls Valley, Oklahoma manufacturing operation was considered redundant in light of the SLI B.V. acquisition and the lamp making equipment was disposed of and the building held pending rehabilitation for an undesignated future use. Severance costs of $3.5 million included the elimination of redundancies of 92 employees at the U.K. lamp making location, 67 employees at the U.K. machinery making location and 23 employees at the Chicago, Illinois location. The restructuring plan was completed in 1998 and restructuring accruals were fully used.

     In fiscal 1998, the Company developed and approved restructuring plans for existing operations which resulted in charges of $2.0 million. The restructuring plans included closure costs associated with the Company's Colombia lamp manufacturing operations and the Company's U.K. machinery making operation. Included in these costs were the net effect of severance costs totaling $600,000 and the write-off of lamp making equipment disposed of totaling $1.1 million. Severance costs relate to the elimination of 171 employees at the Company's Colombia operation. This restructuring plan was completed in 1998 and restructuring accruals were fully used. The results of operations of the activities which will not be continued were not significant to the consolidated financial statements.

RESTRUCTURING OF ACQUIRED OPERATIONS


     In connection with the purchase price accounting for the acquisition of SLI B.V., effective September 1, 1997, the Company approved a restructuring plan, which resulted in reorganization accruals of $25.0 million ($16.8 million of severance costs and $8.2 million of other costs). $8 million ($3.9 million of severance costs and $4.1 million of other costs) of the amount initially recorded was reversed in fiscal 1998 through an adjustment to property, plant and equipment. The remaining purchase liabilities recorded include the following:


          (i) Severance costs of $12.9 million include the termination of 180 employees in Europe, 268 employees in Latin America, 19 employees in Australia and 28 employees in Asia. Approximately $9.2 million of severance cost was paid as of January 3, 1999. The remainder will be paid in fiscal 1999.

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


          (ii) Costs of $4.1 million are associated with the closure of leased warehouse and administrative facilities. These costs represent remaining payments on non-cancelable operating leases (which expire through 2000), costs to return the facilities to the condition at the outset of the lease, the write-off of the remaining net book value of leasehold improvements and the cost to relocate employees. Accrued lease costs are for costs to be incurred subsequent to the Company vacating the facilities. The warehouse closures will occur in France, Belgium and Scandinavia and the administrative office closures will occur in Switzerland, France, Austria and Benelux. As of January 3, 1999, $2.6 million of the accrual had been utilized. The remainder will be paid in fiscal 1999.


9. COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases certain facilities and equipment under operating lease and sublease agreements that expire at various dates from the current year to 2010. As of January 3, 1999, the aggregate minimum future commitments under operating leases are as follows (dollars in thousands):

2000........................................................  $ 9,958
2001........................................................    8,493
2002........................................................    5,035
2003........................................................    3,837
2004........................................................    3,088
Thereafter..................................................    4,831
                                                              -------
                                                              $35,242
                                                              =======

     Rent expense for fiscal 1998, 1997, and 1996, was approximately $10,622,000, $2,846,000 and $948,000, respectively and $238,000 for the one month ended January 4, 1998.

10. STOCK OPTION PLAN

     The Company's Board of Directors has approved amended stock option plans for up to 6,000,000 shares of common stock. The first plan provides for the granting of both incentive stock options (as defined in section 422 of the Internal Revenue Code) and nonqualified stock options. The second plan provides for the granting of incentive stock options to employees outside the U.S. and Canada and certain other persons. Options may be granted under the plans on such terms and at such prices as determined by the Board of Directors, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the common stock on the date of grant. Each option will be exercisable after the period or periods specified in the option agreement, but no option may be exercisable after the expiration of 10 years from the date of grant.

     The Company has elected to follow APB No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB No. 123 requires use of option valuation models that were not developed for the use in valuing employee stock options. Pro forma information regarding net income is required by FASB No. 123, which also requires that the information be determined as if the Company had accounted for the employee stock options granted subsequent to December 3, 1995, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1998, 1997 and 1996, respectively: weighted average risk-free interest rates of 5.3%, 6.1%, and 6.5%; no dividend yield; and a weighted-average expected life of the option of 7 years. The volatility factor was assumed to be 0.3.

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Black-Scholes option valuation model was developed for the use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's option, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the respective option. Because FASB No. 123 is applicable only to options granted subsequent to December 3, 1995, its pro forma impact will not be fully reflected until 2001. The Company's pro forma net income and pro forma net income per share -- basic and net income per share -- dilutive would be $21,912,000, $.76 and $.73; $18,248, $.63 and $.62; and $13,039, $.54 and $.53 for the years ended January
3, 1999, November 30, 1997 and December 1, 1996 respectively.

     The table below summarized option activity through January 3, 1999:

                                                                                   WEIGHTED-
                                                                     RANGE OF       AVERAGE
                                                  NUMBER OF          EXERCISE      EXERCISE
                                                   OPTIONS            PRICES         PRICE
                                              -----------------   --------------   ---------
Outstanding at December 3, 1995.............        517,500       $ 5.555- 7.889    $ 6.471
Options granted during 1996.................        339,750         9.111-15.554     13.257
Options exercised during 1996...............       (116,394)        5.555- 7.167      6.440
Options canceled during 1996................       (187,505)        5.555- 9.111      7.568
                                                 ----------
Outstanding at December 1, 1996.............        553,351         5.555-15.554     10.474
Options granted during 1997.................      3,297,700        12.917-19.917     17.822
Options exercised during 1997...............       (111,606)        5.555-12.667      8.449
Options canceled during 1997................        (46,802)       12.667-15.167     14.125
                                                 ----------
Outstanding at November 30, 1997............      3,692,643         5.555-19.917     17.051
Options canceled during the month ended
  January 4, 1998...........................        (15,000)              13.000     13.000
                                                 ----------
Outstanding at January 4, 1998..............      3,677,643         5.555-19.917     17.067
Options granted during 1998.................      2,912,100         9.938-33.688     12.520
Options exercised during 1998...............       (295,947)        5.555-18.667     11.877
Options canceled during 1998................     (2,599,001)        9.938-33.688     18.054
                                                 ----------
Outstanding at January 3, 1999..............      3,694,795                          13.206
                                                 ==========

     Information with respect to stock options outstanding and stock options exercisable at January 3, 1999:

                                                                OPTIONS OUTSTANDING
                                                ---------------------------------------------------
                                                                      WEIGHTED
                                                    NUMBER            AVERAGE           WEIGHTED
                                                OUTSTANDING AT       REMAINING          AVERAGE
RANGE OF EXERCISE PRICES                        JANUARY 3, 1999   CONTRACTUAL LIFE   EXERCISE PRICE
------------------------                        ---------------   ----------------   --------------
  $5.555 -  9.938.............................     2,245,650         9.48 years         $ 9.731
  10.250 - 15.167.............................       338,000         9.40 years          11.208
  16.000 - 20.563.............................       873,645         8.77 years          18.614
  23.938 - 32.417.............................       237,500         9.41 years          29.012
                                                   ---------
                                                   3,694,795
                                                   =========

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                   OPTIONS EXERCISABLE
                                                             --------------------------------
                                                                 NUMBER           WEIGHTED
                                                             EXERCISABLE AT       AVERAGE
                 RANGE OF EXERCISE PRICES                    JANUARY 3, 1999   EXERCISE PRICE
                 ------------------------                    ---------------   --------------
$ 5.555 - 9.938............................................      587,250          $ 9.147
 10.250 - 15.167...........................................       27,000           14.296
 16.000 - 20.563...........................................      163,145           18.569
                                                                 -------
                                                                 777,395
                                                                 =======

11. EMPLOYEE BENEFIT PLANS

     The Company sponsors separate noncontributory, defined-benefit pension plans (the Plans) covering eligible employees, including employees in foreign countries. The domestic plans cover union employees of SLI, Inc. As a result of the SLI B.V. acquisition in 1997, the Company also has plans covering employees in various foreign locations. The principal locations are Germany, the United Kingdom, and Switzerland. Benefits are based on years of service and compensation. The Plans' 1998 and 1997 combined funded status (based on the most recent valuations) and the amounts recognized in the accompanying consolidated balance sheets are as follows (dollars in thousands):

                                                              JANUARY 3,   NOVEMBER 30,
                                                                 1999          1997
                                                              ----------   ------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year.....................   $ 55,586      $  1,268
Service cost................................................      2,011           427
Interest cost...............................................      3,820           859
Actuarial loss (gain).......................................      4,207         1,034
Acquisitions................................................         --        50,530
Translation difference......................................      1,142         1,997
Benefits paid...............................................     (3,543)         (529)
                                                               --------      --------
Benefit obligation at end of year...........................   $ 63,223      $ 55,586
                                                               ========      ========
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year..............   $ 41,880      $  1,063
Actual return on plan assets................................      6,951           783
Acquisitions................................................         --        38,483
Translation difference......................................        332         1,688
Employer contribution.......................................      3,081           392
Benefits paid...............................................     (3,543)         (529)
                                                               --------      --------
Fair value of plan assets at end of year....................   $ 48,701      $ 41,880
                                                               ========      ========
Funded status of the plan (underfunded).....................   $(14,522)     $(13,706)
Unrecognized transition amount..............................         80            75
Unrecognized net actuarial loss.............................        822         1,196
Unrecognized prior service cost.............................         16            14
                                                               --------      --------
Accrued benefit cost........................................   $(13,604)     $(12,421)
                                                               ========      ========

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of net periodic pension cost are as follows (dollars in thousands):

                                                               1998      1997    1996
                                                              -------   ------   ----
Service cost................................................  $ 2,011   $  608   $ 44
Interest cost...............................................    3,820    1,149     81
Expected return on plan assets..............................   (3,266)    (814)   (63)
Net amortization and deferral...............................       --       --     (7)
                                                              -------   ------   ----
Net pension cost............................................  $ 2,565   $  943   $ 55
                                                              =======   ======   ====

ASSUMPTIONS

                                                  1998          1997           1996
                                              ------------  -------------  ------------
                                                                           (U.S. ONLY)
Discount rate...............................  4.3% to  17%    4.5% to  24%   6.5% to 7.5%
Expected return on plan assets..............  5.0% to 7.5%    5.0% to 8.5%   6.5% to 9%
Assumed rate of compensation increase.......  2.5% to  15%    2.5% to  19%        5%

     The Company also maintains separate defined benefit plans for which actuarial valuations were not obtained. These plans have benefit obligations of approximately $4.6 million and $4.4 million at January 3, 1999 and November 30, 1997, respectively. The pension expense for these plans, consisting primarily of interest cost, for fiscal 1998, 1997, and 1996 was approximately $300,000, $344,000, and $124,000.

DEFINED CONTRIBUTION PLANS

     The Company sponsors a number of defined contribution plans. Participation in these plans is available to all U.S. non-union employees and employees in various other countries. Company contributions to these plans are based on either a percentage of employee contributions or on a specified amount per hour based on the provisions of each plan. The Company's expense under these plans was approximately $2,674,000, $650,000, and $38,000, for fiscal 1998, 1997, and
1996, respectively.

12. CAPITAL STOCK

     In December 1996, the Company amended its Articles of Incorporation to increase the authorized shares of common stock to 100,000,000 shares.

     At January 3, 1999, 3,694,795 shares of common stock have been reserved for future issuance upon the exercise of stock options.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

INTEREST RATE RISK MANAGEMENT

     The Company uses interest rate swaps to reduce the impact on interest expense of fluctuating interest rates on its variable rate debt. Under the Company's interest rate swap agreement, which expires February 2, 2001, the Company agreed with the counterparty to exchange, at quarterly intervals, the difference between the Company's fixed pay rate and the counterparty's variable pay rate of three-month LIBOR. At January 3, 1999, the notional principal amounts of fixed interest rate swap agreements was $40 million having a fixed rate of 5.82%.

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In connection with the interest swap agreement, the Company sold an option to the counterparty effective through February 2, 2001, whereby the counterparty may terminate the swap agreement on January 29, 1999. The fair value of the option at January 3, 1999, was estimated to be approximately $672,288.

FOREIGN EXCHANGE RISK MANAGEMENT

     The Company hedges certain foreign currency transactions and firm foreign currency commitments by entering into forward exchange contracts (forward contracts). Gains and losses associated with currency rate changes on forward contracts hedging foreign currency transactions are recorded currently in income. Gains and losses on forward contracts hedging from foreign currency commitments are deferred off-balance sheet and included as a component of the related transaction, when recorded; however, a loss is not deferred if deferral would lead to the recognition of a loss in future periods. The aggregate foreign exchange (losses) gains recorded in fiscal 1998, 1997, and 1996 were approximately ($329,554), $1,664,000 and $1,283,000, respectively.

     The forward contracts have maturities of one to 12 months. The counterparties to the Company's forward contracts consist of a number of major international financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and management believes they present no significant credit risk to the Company.

     The following table summarizes by major currency the contractual amounts of the Company's forward contracts in U.S. dollars. Foreign currency amounts are translated at year-end rates at the respective reporting date. The "buy" amounts represent the U.S. equivalent of commitments to purchase foreign currencies and "sell" amounts represent the U.S. equivalent of commitments to sell foreign currencies according to local needs in foreign subsidiaries. Some of the forward contracts involve the exchange of two foreign currencies according to local needs in foreign subsidiaries.

     At January 3, 1999 and November 30, 1997, the contractual amounts were:

                                                      JANUARY 3, 1999    NOVEMBER 30, 1997
                                                      ----------------   ------------------
                                                        BUY      SELL      BUY       SELL
                                                      -------   ------   --------   -------
Belgium francs......................................  $    --   $   --   $ 6,170    $   --
Deutsche marks......................................       --       --     8,759        --
French francs.......................................       --       --     2,516        --
Swiss francs........................................       --       --     2,179     1,236
U.S. dollars........................................    5,096       --     4,695        --
Euro................................................   20,174       --                  --
Other...............................................       --       --     3,290        --
                                                      -------   ------   -------    ------
          Total.....................................  $25,270   $   --   $27,609    $1,236
                                                      =======   ======   =======    ======

FAIR VALUE OF FINANCIAL INSTRUMENTS

     All financial instruments are held for purposes other than trading. The carrying amount of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accruals are a reasonable estimate of their fair value due to the short-term nature of these instruments. The estimated fair value for long-term debt at January 3, 1999 and November 30, 1997 was approximately equal to the carrying amounts at those dates. At January 3, 1999 and November 30, 1997 the carrying value of forward exchange contracts were $359,000 and ($657,000), respectively and fair value was approximately equal to the carrying amounts.

                                   SLI, INC.
                    (FORMERLY CHICAGO MINIATURE LAMP, INC.)
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


\14. SELECTED QUARTERLY FINANCIAL DATA


     The following is a summary of unaudited quarterly financial data for fiscal 1998 and 1997. Fiscal 1997 information has been restated to reflect the new reporting period.

                                                 FIRST      SECOND     THIRD      FOURTH
                                                QUARTER    QUARTER    QUARTER    QUARTER
                                                --------   --------   --------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
1998
Net sales.....................................  $192,420   $185,669   $181,957   $213,022
Gross margin..................................    58,827     56,572     55,996     68,189
Net income....................................     9,117      7,518      6,661      9,736
Net income per common share-Basic.............       .32        .26        .23        .34
Net income per common share-Diluted...........       .30        .25        .23        .32
1997
Net sales.....................................  $ 46,188   $ 49,289   $ 94,622   $186,027
Gross margin..................................    13,993     14,278     28,479     53,314
Net income....................................     6,108      4,650      3,591      5,372
Net income per common share -- Basic..........       .21        .16        .13        .19
Net income per common share -- Diluted........       .21        .16        .12        .18

15. GEOGRAPHIC SEGMENT INFORMATION

     Financial Information for the fiscal years 1998, 1997 and 1996 and for the month ended January 4, 1998 summarized by geographic area is as follows:

                                                                                       MONTH
                                      1998                  1997             1996      ENDED
                               -------------------   -------------------   --------    1/4/98
                               REVENUES    ASSETS    REVENUES    ASSETS    REVENUES   REVENUES
                               --------   --------   --------   --------   --------   --------
United States................  $159,565   $160,172   $129,120   $127,777   $49,843    $ 9,986
Canada.......................    18,426     10,937     14,605     10,459    13,084      1,687
Europe.......................   463,491    491,042    135,719    429,418    22,801     31,383
Latin America................    84,051     87,529     34,894     51,405     8,443      6,580
Other........................    47,535     25,783     15,621     32,602        --      4,230
                               --------   --------   --------   --------   -------    -------
          Total..............  $773,068   $775,463   $329,959   $651,661   $94,171    $53,866
                               ========   ========   ========   ========   =======    =======


16. NONCASH ACTIVITIES



     The following discloses noncash investing activities during fiscal 1998, 1997 and 1996 (dollars in millions):





Common shares issued in connection with acquisitions........  $21.0   $ --   $3.3
Liabilities assumed in connection with acquisitions.........  $27.0   $1.4   $4.9

       SLI, INC. (FORMERLY CHICAGO MINIATURE LAMP, INC.) AND SUBSIDIARIES

             UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        AS OF APRIL 4, 1999 AND FOR THE THREE MONTHS ENDED APRIL 4, 1999
                               AND APRIL 5, 1998.

                           SLI, INC. AND SUBSIDIARIES

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                               APRIL 4,
                                                                 1999
                                                              -----------
                                 ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $  5,856
  Accounts receivable, net..................................    167,756
  Inventories...............................................    155,930
  Prepaid expenses and other................................     22,206
                                                               --------
          Total current assets..............................    351,748
                                                               --------
PROPERTY, PLANT AND EQUIPMENT, AT COST:.....................    352,131
  Less -- Accumulated depreciation..........................     25,757
                                                               --------
                                                                326,374
                                                               --------
OTHER ASSETS:
  Goodwill, net of accumulated amortization.................     35,592
  Other intangible assets, net of accumulated
     amortization...........................................     28,655
  Other assets..............................................     12,433
                                                               --------
          Total other assets................................     76,680
                                                               --------
          Total assets......................................   $754,802
                                                               ========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term notes payable..................................   $ 40,597
  Current portion of long-term debt.........................        604
  Accounts payable..........................................    112,176
  Accrued income taxes payable..............................      5,886
  Other accrued expenses....................................     82,063
                                                               --------
          Total current liabilities.........................    241,326
                                                               --------
LONG-TERM DEBT, LESS CURRENT PORTION........................    249,678
                                                               --------
OTHER LIABILITIES:
  Deferred income taxes.....................................      3,704
  Other long-term liabilities...............................     50,982
                                                               --------
          Total other liabilities...........................     54,686
                                                               --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value --
     Authorized -- 100,000,000 shares
     Issued -- 29,437,741 shares at April 4, 1999...........        294
  Common stock to be issued.................................      4,819
  Additional paid-in capital................................    134,651
  Foreign currency translation adjustment...................    (12,825)
  Retained earnings.........................................     90,475
  Treasury stock at cost, 455,400 shares at April 4, 1999...     (8,302)
                                                               --------
          Total stockholders' equity........................    209,112
                                                               --------
          Total liabilities and stockholders' equity........   $754,802
                                                               ========

         See accompanying notes to the condensed financial statements.

                           SLI, INC. AND SUBSIDIARIES

            UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 THREE MONTHS
                                                                     ENDED
                                                              -------------------
                                                              APRIL 4,   APRIL 5,
                                                                1999       1998
                                                              --------   --------
                                                                  (UNAUDITED)
Net sales...................................................  $218,865   $192,420
Cost of products sold.......................................   156,011    133,593
                                                              --------   --------
Gross margin................................................    62,854     58,827
Selling, general and administrative expenses................    44,254     44,448
                                                              --------   --------
Operating income............................................    18,600     14,379
Other (income) expense
  Interest, net.............................................     4,568      3,187
  Minority interest.........................................       (54)       111
  Other, net................................................    (1,119)      (315)
                                                              --------   --------
Income before income taxes..................................    15,205     11,396
Income taxes................................................     2,433      2,279
                                                              --------   --------
          Net Income........................................  $ 12,772   $  9,117
                                                              ========   ========
          Net income per common share -- basic
            Net income per share............................  $   0.44   $   0.32
                                                              ========   ========
            Weighted average shares outstanding.............    29,088     28,751
                                                              ========   ========
          Net income per common share -- diluted
            Net income per share............................  $   0.42   $   0.30
                                                              ========   ========
            Weighted average shares outstanding.............    30,703     30,091
                                                              ========   ========

         See accompanying notes to the condensed financial statements.

                           SLI, INC. AND SUBSIDIARIES
           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               THREE MONTHS ENDED
                                                              --------------------
                                                              APRIL 4,   APRIL 5,
                                                                1999       1998
                                                              --------   ---------
                                                                  (UNAUDITED)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.........  $(28,123)  $   6,131
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant, and equipment...............   (10,451)    (10,748)
  Acquisitions, net of cash acquired........................    (2,323)    (15,402)
                                                              --------   ---------
          Net cash used in investing activities.............   (12,774)    (26,150)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds of lines of credit...........................    25,085       1,227
  Proceeds from long-term debt..............................       412          --
  Payments of long-term debt................................      (989)     (4,320)
  Repurchase of shares for treasury.........................    (5,568)         --
  Exercise of stock options.................................     1,693       1,977
                                                              --------   ---------
          Net cash provided by (used in) financing
           activities.......................................    20,633      (1,116)
Effect of exchange rate changes on cash.....................    (1,270)     (1,047)
                                                              --------   ---------
          Net decrease in cash and cash equivalents.........   (21,534)    (22,182)
Cash and cash equivalents, beginning of period..............    27,390      52,572
                                                              --------   ---------
Cash and cash equivalents, end of period....................  $  5,856   $  30,390
                                                              ========   =========

         See accompanying notes to the condensed financial statements.

                           SLI, INC. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  GENERAL

     The interim consolidated financial statements presented have been prepared by SLI, Inc. ("Company") without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair presentation of (a) the results of operations and cash flows for the three month periods ended April 4, 1999 and April 5, 1998 and (b) the financial position at April 4, 1999. Interim results are not necessarily indicative of results for a full year.

     The consolidated financial statements and notes are condensed and do not contain certain information included in the annual financial statements and notes of the Company. The consolidated financial statements and notes in the financial statements included herein should be read in conjunction with the financial statements and notes included in the Company's Form 10-K filed with the Securities and Exchange Commission.

NOTE 2  INVENTORIES

     Inventories are stated at the lower of cost or market and include materials, labor and overhead. Cost is determined by the first-in, first-out
(FIFO) method. Inventories consist of the following (dollars in thousands):

                                                              APRIL 4,
                                                                1999
                                                              --------
Raw Materials...............................................  $ 35,980
Work in process.............................................    17,358
Finished Goods..............................................   102,592
                                                              --------
                                                              $155,930
                                                              ========

NOTE 3  COMPREHENSIVE INCOME

     During the three months ended April 4, 1999 and April 5, 1998, total comprehensive income (loss) amounted to ($4.1) million and $4.5 million, respectively. The components of comprehensive income are net income and cumulative foreign currency translation adjustment.

NOTE 4  SEASONALITY

     It is expected that the Company's operations will experience certain seasonal patterns. Generally, sales have been highest in the fourth quarter of each year due to abbreviated daylight hours and increased holiday light usage.

NOTE 5  COMMON STOCK TO BE ISSUED

     In connection with certain 1998 acquisitions, the Company is holding 142,500 shares of common stock to be issued pursuant to the terms of the purchase agreements.

NOTE 6  INCOME TAXES

     The Company's effective tax rate is lower than the U.S. statutory effective tax rate due to the impact of income in countries with effective tax rates lower than those in the U.S. and realization of tax attributes, including net operating loss carry forwards.

NOTE 7  TREASURY STOCK

     The board of directors has authorized, subject to certain business and market conditions, the repurchase of shares of the Company's stock. At April 4, 1999, a total of 1,491,645 shares have been repurchased under these plans. Retirements of treasury stock totaled 1,036,245 shares as of April 4, 1999.

                           SLI, INC. AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 8  RESTRUCTURING OF ACQUIRED OPERATIONS

     In connection with the purchase price accounting for the acquisition of SLI B.V., effective September 1, 1997, the Company approved a restructuring plan, which resulted in reorganization accruals of $25.0 million. $8 million of the amount initially recorded was reversed in fiscal 1998 through an adjustment to property, plant and equipment. The remaining purchase liabilities recorded include the following:

          (i) Severance costs of $12.9 million include the termination of 180 employees in Europe, 268 employees in Australia and 28 employees in Asia. Approximately $9.2 million of severance cost was paid as of April 4, 1999. The remainder will be paid throughout fiscal 1999.

          (ii) Costs of $4.1 million are associated with the closure of leased warehouse and administrative facilities. These costs represent remaining payments on non-cancelable operating leases (which expire through 2000), costs to return the facilities to the condition at the outset of the lease, the write-off of the remaining net book value of leasehold improvements and the cost to relocate employees. Accrued lease costs are for costs to be incurred subsequent to the Company vacating the facilities. The warehouse closures will occur in France, Belgium and Scandinavia and the administrative office closures will occur in Switzerland, France, Austria and Benelux. As of April 4, 1999 $3.1 million of the accrual had been utilized.

NOTE 9  NET INCOME PER SHARE DATA

     The numerator in calculating both basic and diluted earnings per share for each year is reported net income. The denominator is based on the following weighted-average number of common shares:

                                                                 THREE MONTHS
                                                                     ENDED
                                                              -------------------
                                                              APRIL 4,   APRIL 5,
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Basic.......................................................    29,088     28,751
Diluted.....................................................    30,703     30,091

     The difference between basic and diluted weighted-average common shares results from the assumption that dilutive stock options outstanding were exercised.

NOTE 10  ADOPTION OF ACCOUNTING PRINCIPLES

     In June 1998, the SFAS No. 133 Accounting for Derivatives Instruments and Hedging Activities (Statement 133), which is required to be adopted in fiscal years beginning after June 15, 1999. Statement 133 requires all derivatives to be recognized in the balance sheet as either assets or liabilities at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of statement 133 will be on the earnings and financial position of the Company.

                                AUDITOR'S REPORT

To the Shareholder of
Chicago Miniature Lamp (Canada) Inc.

     We have audited the balance sheets of Chicago Miniature Lamp (Canada) Inc. as at January 3, 1999, January 4, 1998, November 30, 1997 and December 1, 1996 and the statements of income, retained earnings and cash flows for the periods then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at January 3, 1999, January 4, 1998, November 30, 1997, and December 1, 1996 and the results of its operations and the changes in its financial position for the periods then ended in accordance with generally accepted accounting principles in the United States.

                                          Hards Pearson
                                          Chartered Accountants

Barrie, Canada,
January 29, 1999.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

                                 BALANCE SHEET
                             AS AT JANUARY 3, 1999
                                   CANADIAN $


                                              JANUARY 3,    JANUARY 4,    NOVEMBER 30,   DECEMBER 1,
                                                 1999          1998           1997          1996
                                              -----------   -----------   ------------   -----------
                                               ASSETS
CURRENT
Cash........................................  $   154,335   $ 1,156,194   $ 1,476,387    $   985,424
Accounts receivable.........................    4,121,696     3,310,152     2,996,235      2,630,575
Inventory (note 3)..........................    2,943,649     1,557,128     1,360,003      1,661,931
Prepaid expenses............................       38,060        49,278        45,695         31,019
Due from related parties (note 4)...........    4,145,066       291,029       254,974             --
                                              -----------   -----------   -----------    -----------
          Total current assets..............   11,402,806     6,363,781     6,133,294      5,308,949
Fixed assets (note 5).......................    8,559,505     8,066,973     8,007,320      6,779,361
Goodwill (note 6)...........................    1,110,101     1,140,724     1,143,277      1,261,167
                                              -----------   -----------   -----------    -----------
                                              $21,072,412   $15,571,478   $15,283,891    $13,349,477
                                              ===========   ===========   ===========    ===========

                                LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT
Bank indebtedness...........................  $        --   $        --   $        --    $        --
Accounts payable and accrued charges........    2,222,969     1,586,085     1,503,962      1,350,297
Income taxes payable........................      906,916       119,129        73,301        614,565
Due to related parties (note 4).............           --            --            --        471,450
                                              -----------   -----------   -----------    -----------
          TOTAL CURRENT LIABILITIES.........    3,129,885     1,705,214     1,577,263      2,436,312
Due to SLI, Inc. (note 7)...................    2,932,821     2,011,075     1,939,000      1,353,400
Accrued start-up costs......................           --            --            --        333,058
Deferred income taxes.......................    2,127,172     1,927,172     1,919,672      1,683,081
                                              -----------   -----------   -----------    -----------
          Total liabilities.................    8,189,878     5,643,461     5,435,935      5,805,851
                                              -----------   -----------   -----------    -----------
SHAREHOLDER'S EQUITY
Capital stock (note 8)......................    5,000,000     5,000,000     5,000,000      5,000,000
Deferred translation loss (note 9)..........     (156,496)           --            --             --
Retained earnings...........................    8,039,030     4,928,017     4,847,956      2,543,626
                                              -----------   -----------   -----------    -----------
          Total shareholder's equity........   12,882,534     9,928,017     9,847,956      7,543,626
                                              -----------   -----------   -----------    -----------
                                              $21,072,412   $15,571,478   $15,283,891    $13,349,477
                                              ===========   ===========   ===========    ===========


                            See accompanying notes.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

                              STATEMENT OF INCOME
                                   CANADIAN $

                          PERIOD ENDED JANUARY 3, 1999
       (WITH COMPARATIVE FIGURES FOR THE ONE MONTH ENDED JANUARY 4, 1998
          AND THE YEARS ENDED NOVEMBER 30, 1997 AND DECEMBER 1, 1996)


                                                  1999          1998         1997          1996
                                               -----------   ----------   -----------   -----------
NET SALES....................................  $26,915,467   $1,494,358   $19,465,058   $16,872,470
Cost of product sold.........................   20,495,620    1,235,145    14,604,964    12,458,853
                                               -----------   ----------   -----------   -----------
GROSS MARGIN.................................    6,419,847      259,213     4,860,094     4,413,617
Selling, general and administration
  expenses...................................      618,373       81,449       680,764       759,321
                                               -----------   ----------   -----------   -----------
INCOME BEFORE INTEREST AND MANAGEMENT FEE....    5,801,474      177,764     4,179,330     3,654,296
Interest on long-term debt...................           --           --            --        55,662
Management fee...............................      790,461       44,375       525,000       510,000
                                               -----------   ----------   -----------   -----------
INCOME BEFORE PROVISION FOR INCOME TAXES.....    5,011,013      133,389     3,654,330     3,088,634
                                               -----------   ----------   -----------   -----------
Provision for income taxes
  Current....................................    1,700,000       45,828     1,180,000       946,100
  Deferred...................................      200,000        7,500       170,000       152,907
                                               -----------   ----------   -----------   -----------
                                                 1,900,000       53,328     1,350,000     1,099,007
                                               -----------   ----------   -----------   -----------
          NET INCOME FOR THE PERIOD..........  $ 3,111,013   $   80,061   $ 2,304,330   $ 1,989,627
                                               ===========   ==========   ===========   ===========


                            See accompanying notes.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

                         STATEMENT OF RETAINED EARNINGS
                                   CANADIAN $

                          PERIOD ENDED JANUARY 3, 1999
       (WITH COMPARATIVE FIGURES FOR THE ONE MONTH ENDED JANUARY 4, 1998
          AND THE YEARS ENDED NOVEMBER 30, 1997 AND DECEMBER 1, 1996)

                                                     1999         1998         1997         1996
                                                  ----------   ----------   ----------   ----------
RETAINED EARNINGS, BEGINNING OF PERIOD..........  $4,928,017   $4,847,956   $2,543,626   $  553,999
Net income for the period.......................   3,111,013       80,061    2,304,330    1,989,627
                                                  ----------   ----------   ----------   ----------
RETAINED EARNINGS, END OF PERIOD................   8,039,030    4,928,017    4,847,956    2,543,626
                                                  ==========   ==========   ==========   ==========

                            See accompanying notes.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

                            STATEMENT OF CASH FLOWS
                                   CANADIAN $

                          PERIOD ENDED JANUARY 3, 1999
       (WITH COMPARATIVE FIGURES FOR THE ONE MONTH ENDED JANUARY 4, 1998
          AND THE YEARS ENDED NOVEMBER 30, 1997 AND DECEMBER 1, 1996)


                                                  1999          1998         1997          1996
                                               -----------   ----------   -----------   -----------
OPERATING ACTIVITIES
Net income for the period....................  $ 3,111,013   $   80,061   $ 2,304,330   $ 1,989,627
Add charges to income not resulting in a
  current outlay of cash
  Depreciation and amortization..............      685,963       56,973       587,045       494,518
  Deferred income taxes......................      200,000        7,500       170,000       152,907
  Loss on sale of fixed assets...............           --           --         4,975        83,643
Net decrease in accrued start-up costs.......           --           --      (333,058)     (322,871)
Adjustment to deferred taxes and goodwill
  recorded upon amalgamation.................           --           --       165,254            --
Net change in non-cash working capital
  balances (note 10).........................     (762,176)    (386,674)     (466,007)     (212,175)
                                               -----------   ----------   -----------   -----------
CASH PROVIDED BY (USED IN) OPERATING
  ACTIVITIES.................................    3,234,800     (242,140)    2,432,539     2,185,649
                                               -----------   ----------   -----------   -----------
FINANCING ACTIVITIES
Advances from (to) related parties...........   (3,088,787)      36,020      (140,824)       89,513
Reduction in long-term debt..................           --           --            --      (793,400)
                                               -----------   ----------   -----------   -----------
CASH PROVIDED BY (USED IN) FINANCING
  ACTIVITIES.................................   (3,088,787)      36,020      (140,824)     (703,887)
                                               -----------   ----------   -----------   -----------
INVESTING ACTIVITIES
Purchase of fixed assets.....................   (1,147,872)    (114,073)   (1,836,156)   (1,645,604)
Proceeds on disposal of fixed assets.........           --           --        35,404       234,954
                                               -----------   ----------   -----------   -----------
CASH USED IN INVESTING ACTIVITIES............   (1,147,872)    (114,073)   (1,800,752)   (1,410,650)
                                               -----------   ----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH DURING THE
  PERIOD.....................................   (1,001,859)    (320,193)      490,963        71,112
Cash, beginning of period....................    1,156,194    1,476,387       985,424       914,312
                                               -----------   ----------   -----------   -----------
CASH, END OF PERIOD..........................      154,335    1,156,194     1,476,387       985,424
                                               ===========   ==========   ===========   ===========


                            See accompanying notes.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

                       NOTES TO THE FINANCIAL STATEMENTS
                                JANUARY 3, 1999

1. OPERATIONS

     The company is a manufacturer and supplier of miniature light socket assemblies to the automotive industry. The assemblies are used primarily for instrument clusters, warning lights, climate control modules and courtesy lights.

ARTICLES OF AMENDMENT

     On May 9, 1997, the company filed articles of amendment to change its name to Chicago Miniature Lamp (Canada) Inc. The company was formerly known as Plastomer Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the company have been prepared in accordance with generally accepted accounting principles, on a basis consistent with that of the preceding period. The following is a summary of the more significant accounting policies:

INVENTORY

     Inventory is valued at the lower of cost or net realizable value. Cost has been determined on the first-in, first-out basis. Net realizable value for finished goods has been defined as standard selling price less normal profit margin. Net realizable value for raw materials has been defined as net replacement cost.

FIXED ASSETS

     Based on purchase accounting, the fixed assets are stated at the lower of appraised value, as determined by appraisals dated April 5, 1995 and May 3, 1995, less accumulated depreciation and net recoverable amount. Additions after these dates are stated at the lower of cost less accumulated depreciation and net recoverable amount. Depreciation is provided when the asset is placed into service on the straight-line basis, with half rates applied in the year of acquisition, over the following periods:

Buildings...................................................      35 years
Machinery and equipment.....................................  5 - 20 years
Moulds and dies.............................................      10 years
Software....................................................       5 years

GOODWILL

     Goodwill is recorded at cost less accumulated amortization. Amortization is provided on the straight-line basis over a period of 40 years.

TRANSLATION OF FOREIGN CURRENCY

     Transactions arising in foreign currencies [principally United States dollars and British pounds] have been translated at rates of exchange in effect at the dates of the transactions. Monetary items denominated in foreign currencies have been translated at rates of exchange in effect at the balance sheet date. Gains or losses during the period have been included in net income.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

3. INVENTORY

                                                JANUARY 3,   JANUARY 4,   NOVEMBER 30,   DECEMBER 1,
                                                   1999         1998          1997          1996
                                                ----------   ----------   ------------   -----------
Raw materials.................................  $1,543,765   $  824,676    $  820,977    $1,029,503
Work-in-progress and finished goods...........   1,239,563      681,763       488,337       625,370
Capitalized variances.........................      53,810      (49,310)      (49,310)      (27,175)
Tooling.......................................     106,511       99,999        99,999        34,233
                                                ----------   ----------    ----------    ----------
                                                $2,943,649   $1,557,128    $1,360,003    $1,661,931
                                                ==========   ==========    ==========    ==========

4. DUE FROM (TO) RELATED PARTIES

                                                   JANUARY 3,   JANUARY 4,   NOVEMBER 30,   DECEMBER 1,
                                                      1999         1998          1997          1996
                                                   ----------   ----------   ------------   -----------
Canadian Dollars
Power Lighting Products, Inc. ...................  $   24,567    $ 24,712      $ 12,625      $      --
British Pounds
Badalex Ltd. ....................................          --     (54,320)      (54,320)       (88,962)
  Exchange.......................................          --     (70,888)      (76,048)      (106,754)
United States Dollars
SLI, Inc. .......................................   3,161,951     275,698       264,438       (205,797)
Socop Industries.................................       9,899          --            --             --
SLI Miniature Lighting Ltd. .....................    (481,300)         --            --             --
  Exchange.......................................   1,429,949     115,827       108,279        (69,937)
                                                   ----------    --------      --------      ---------
                                                   $4,145,066    $291,029      $254,974      $(471,450)
                                                   ==========    ========      ========      =========

     The following is a summary of the related party transactions for the period:

INTERCOMPANY SALES (IN CANADIAN DOLLARS)
Socop Industries............................................  $   41,649
SLI Miniature Lighting Ltd. ................................       8,994
SLI, Inc. ..................................................     386,728
                                                              ----------
                                                              $  437,371
                                                              ==========
OTHER RELATED PARTY TRANSACTIONS
Lamps purchased from SLI Miniature Lighting Ltd. ...........  $1,781,166
Capital equipment purchased from Bruckner...................     435,082
Insurance premiums paid to SLI, B.V. .......................      22,524
Rework performed for IDI Internacional, S.A. (Costa Rica)...      30,816
Management fees paid to SLI, Inc. ..........................     790,461
                                                              ==========

     The above corporations deal on terms that are substantially the same as independent customers. SLI, Inc. pays certain expenditures on behalf of the company and purchases finished goods. They also provide executive, information system and marketing services for which they receive a yearly management fee.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

5. FIXED ASSETS

                                                 JANUARY 3,   JANUARY 4,   NOVEMBER 30,   DECEMBER 1,
                                                    1999         1998          1997          1996
                                                 ----------   ----------   ------------   -----------
Land...........................................  $   75,000   $   75,000    $   75,000    $   75,000
Buildings......................................   1,353,926    1,387,000     1,391,090     1,434,107
Machinery and equipment........................   4,775,234    4,829,048     4,641,387     3,475,312
Moulds and dies................................   1,300,184    1,391,400     1,260,623       884,760
Software.......................................      48,648       30,255        31,355        42,700
Construction-in-progress.......................   1,006,513      354,270       607,865       867,482
                                                 ----------   ----------    ----------    ----------
                                                 $8,559,505   $8,066,973    $8,007,320    $6,779,361
                                                 ==========   ==========    ==========    ==========

     The fixed assets are shown at cost less accumulated depreciation.

6. GOODWILL

                                                 JANUARY 3,   JANUARY 4,   NOVEMBER 30,   DECEMBER 1,
                                                    1999         1998          1997          1996
                                                 ----------   ----------   ------------   -----------
Cost...........................................  $1,224,939   $1,224,939    $1,224,939    $1,323,602
Less accumulated amortization..................    (114,838)     (84,215)      (81,662)      (62,435)
                                                 ----------   ----------    ----------    ----------
                                                 $1,110,101   $1,140,724    $1,143,277    $1,261,167
                                                 ==========   ==========    ==========    ==========

7. DUE TO SLI, INC.

                                                 JANUARY 3,   JANUARY 4,   NOVEMBER 30,   DECEMBER 1,
                                                    1999         1998          1997          1996
                                                 ----------   ----------   ------------   -----------
United States Dollars
Note payable...................................  $1,916,250   $1,416,250    $1,385,000    $1,010,000
  Exchange.....................................   1,016,571      594,825       554,000       343,400
                                                 ----------   ----------    ----------    ----------
                                                 $2,932,821   $2,011,075    $1,939,000    $1,353,400
                                                 ==========   ==========    ==========    ==========

     No interest and no specific terms of repayment have been negotiated.

8. CAPITAL STOCK

                                                 JANUARY 3,   JANUARY 4,   NOVEMBER 30,   DECEMBER 1,
                                                    1999         1998          1997          1996
                                                 ----------   ----------   ------------   -----------
AUTHORIZED
Unlimited voting, 6% non-cumulative,
  redeemable, retractable Class AA special
  shares.......................................
Unlimited common shares........................
ISSUED AND FULLY PAID
5,000,000 common shares........................  $5,000,000   $5,000,000    $5,000,000    $5,000,000
                                                 ==========   ==========    ==========    ==========

9. DEFERRED TRANSLATION LOSS

     The unrealized loss on translation of foreign exchange on the balance due to SLI, Inc. has been deferred to reflect the long-term nature of this advance.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

10. NET CHANGE IN NON-CASH WORKING CAPITAL BALANCES


                                                 JANUARY 3,    JANUARY 4,   NOVEMBER 30,   DECEMBER 1,
                                                    1999          1998          1997          1996
                                                 -----------   ----------   ------------   -----------
Accounts receivable............................     (811,544)  $(313,917)     (365,660)     $  10,922
Income taxes receivable........................           --          --            --        133,139
Inventory......................................   (1,386,521)   (197,125)      301,928       (205,552)
Prepaid expenses...............................       11,218      (3,583)      (14,676)         3,637
Accounts payable and accrued charges...........      636,884      82,123       153,665       (768,886)
Income taxes payable...........................      787,787      45,828      (541,264)       614,565
                                                 -----------   ---------     ---------      ---------
                                                 $  (762,176)  $(386,674)    $(466,007)     $(212,175)
                                                 ===========   =========     =========      =========


     Decreases in assets and increases in liabilities result in a source of funds. Increases in assets and decreases in liabilities result in a use of funds and are indicated by brackets.

11. PENSION PLAN

     Prior to July 31, 1997 the company maintained a defined benefit pension plan of which substantially all employees were members. Current and past service costs were charged to income as incurred and funded as required by actuarial valuations.

     The pension expense, all for current service costs, was $62,579 in 1997. Effective July 1, 1997 the company introduced a Group Registered Retirement Savings Plan and began the process of winding-up the defined benefit plan. The accumulated net assets of the defined benefit plan were distributed to the members for transfer to a "locked-in" Registered Retirement Savings Plan.

12. OPERATING LEASES

     Minimum lease payments over the next three years with respect to vehicle and office equipment operating leases are as follows:

2000........................................................  $27,963
2001........................................................   13,348
2002........................................................    5,510
                                                              -------
                                                              $46,821
                                                              =======

13. FINANCIAL INSTRUMENTS

     It is management's opinion that the company is not exposed to significant interest, currency, or credit risks arising from financial instruments. The fair values of short-term investments, accounts receivable, accounts payable and accrued liabilities and long-term debt are represented by their carrying values.

14. CONTINGENT LIABILITIES

(A) GUARANTEES

     The company has pledged an unlimited guarantee in favour of BANKBOSTON, N.A. over the indebtedness of its parent company, SLI, Inc.

(B) INCOME TAXES

     In April 1998 Revenue Canada issued a Notice of Assessment with respect to the year ended December 30, 1994 and Notices of Reassessment for the periods ended March 29th and December 3rd, 1995.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

     The effect of these Notices is to disallow certain deductions and Investment Tax Credits pursuant to Section 37 of the Income Tax Act. The Company has not paid any amount in respect of the Notices and has responded by filing Notices of Objection for each of the tax periods in question.

     Based on the information currently available, if these assessments were to be upheld, the Company's exposure would be approximately $190,000 less any amount recovered under certain warranties.

     If any payment is ultimately required, it will be recorded in the period paid.

15. COMMITMENTS

     The company has committed to $225,000 of capital asset purchases for the coming year. Progress payments totaling $105,000 have been made to suppliers as a result of these commitments. These payments are included under "Construction-in-progress" [Note 5] in the financial statements.

     The company is also committed to the transfer of certain equipment to Socop Industries (a fully-owned subsidiary of SLI Miniature Lighting Ltd. and a related party) in the coming year. The items to be transferred are as follows:

Production equipment........................................  $500,157
Tooling inventory...........................................   101,312
Dies........................................................   145,570
Raw materials...............................................    11,257
                                                              --------
                                                              $758,296
                                                              ========

     The items will be transferred at cost with no specific terms of repayment.

16. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect and entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

17. COMPARATIVE AMOUNTS

     Certain comparative amounts have been reclassified from those previously presented to confirm to the presentation of the current period's financial statements.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
  SLI, Inc. (formerly Chicago Miniature Lamp, Inc.)

     We have audited the accompanying consolidated balance sheets of Sylvania Lighting International B.V. and subsidiaries as of August 31, 1997, December 31, 1996 and December 31, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the eight months ended August 31, 1997 and the years ended December 31, 1996 and December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sylvania Lighting International B.V. and subsidiaries at August 31, 1997, December 31, 1996 and December 31, 1995, and the consolidated results of their operations and their cash flows for the eight months ended August 31, 1997, and the years ended December 31, 1996 and December 31, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois
March 20, 1998

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                (L IN THOUSANDS)

                                                              AUGUST 31,   DECEMBER 31,   DECEMBER 31,
                                                                 1997          1996           1995
                                                              ----------   ------------   ------------
                                                ASSETS
Current assets:
  Cash and cash equivalents.................................   L 13,731      L 28,175       L 35,370
  Accounts receivable, less allowances for doubtful accounts
     of L4,113 in 1997, L4,547 in 1996 and L4,207 in 1995...     55,923        63,477         73,375
  Inventories...............................................     55,459        54,239         67,536
  Prepaid expenses and other................................     10,420        10,672         12,758
                                                               --------      --------       --------
          Total current assets..............................    135,533       156,563        189,039
Property, plant, and equipment, net.........................     40,266        40,232         41,294
Other assets:
  Goodwill, net of accumulated amortization.................      1,059         1,097            237
  Other intangible assets, net of accumulated
     amortization...........................................        159           162          1,100
  Deferred income taxes.....................................      1,557           576          1,433
                                                               --------      --------       --------
          Total assets......................................   L178,574      L198,630       L233,103
                                                               ========      ========       ========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term notes payable..................................   L    815      L  2,187       L  4,054
  Current portion of long-term debt.........................      3,461         4,051          7,831
  Accounts payable..........................................     40,351        53,199         61,975
  Accrued expenses..........................................     37,659        38,608         43,791
  Income taxes payable......................................      2,913         2,115          2,442
                                                               --------      --------       --------
          Total current liabilities.........................     85,199       100,160        120,093
Long-term debt, less current portion........................     26,059        23,910         31,812
Other liabilities:
  Deferred income taxes.....................................      4,238         3,265          4,025
  Negative goodwill, net of accumulated amortization........     10,699        11,093            953
  Other long-term liabilities...............................     14,884        19,274         34,221
                                                               --------      --------       --------
          Total other liabilities...........................     29,821        33,632         39,199
Commitments and contingencies
Redeemable preference shares................................     12,595        12,959          8,989
Stockholders' equity:
  Ordinary shares -- A, NLG 1.00 par value -- Authorized --
     300,000 shares -- Issued and outstanding -- 60,000
     shares.................................................         24            24             24
  Ordinary shares -- B, NLG .35 par value -- Authorized  --
     200,000 shares -- Issued and outstanding -- 40,000
     shares.................................................          6             6              6
  Additional paid-in capital................................         35            35             35
  Retained earnings.........................................     35,907        36,345         34,585
  Foreign currency translation adjustment...................    (11,072)       (8,441)        (1,640)
                                                               --------      --------       --------
          Total stockholders' equity........................     24,900        27,969         33,010
                                                               --------      --------       --------
          Total liabilities and stockholders' equity........   L178,574      L198,630       L233,103
                                                               ========      ========       ========

   The accompanying notes are an integral part of these financial statements.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                                (L IN THOUSANDS)

                                                           EIGHT MONTHS
                                                              ENDED               YEAR ENDED
                                                           ------------   ---------------------------
                                                            AUGUST 31,    DECEMBER 31,   DECEMBER 31,
                                                               1997           1996           1995
                                                           ------------   ------------   ------------
Net sales................................................    L213,894       L356,732       L370,667
Cost of products sold....................................     146,330        253,818        250,228
                                                             --------       --------       --------
Gross margin.............................................      67,564        102,914        120,439
Selling, general and administrative expenses.............      62,839         94,708         99,452
                                                             --------       --------       --------
Operating income.........................................       4,725          8,206         20,987
Other (income) expenses:
  Interest expense, net..................................       1,526          3,644          2,842
  Other, net.............................................         611           (415)           (11)
                                                             --------       --------       --------
Income before income taxes...............................       2,588          4,977         18,156
Income taxes.............................................       1,538          2,254          3,302
                                                             --------       --------       --------
Net income...............................................       1,050          2,723         14,854
Dividends on preference shares...........................       1,488            963            861
                                                             --------       --------       --------
Net income (loss) attributed to ordinary shareholders....    L   (438)      L  1,760       L 13,993
                                                             ========       ========       ========

   The accompanying notes are an integral part of these financial statements.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (L IN THOUSANDS)

                                                   ORDINARY SHARES
                                                 -------------------                             FOREIGN
                                                 NUMBER                ADDITIONAL               CURRENCY
                                                   OF                   PAID-IN     RETAINED   TRANSLATION
                                                 SHARES    PAR VALUE    CAPITAL     EARNINGS   ADJUSTMENT
                                                 -------   ---------   ----------   --------   -----------
Balance at January 1, 1995.....................  100,000      L30         L35       L20,592     L (1,892)
Net income attributed to ordinary
  shareholders.................................       --       --          --        13,993           --
Translation adjustment.........................       --       --          --            --          252
                                                 -------      ---         ---       -------     --------
Balance at December 31, 1995...................  100,000       30          35        34,585       (1,640)
Net income attributed to ordinary
  shareholders.................................       --       --          --         1,760           --
Translation adjustment.........................       --       --          --            --       (6,801)
                                                 -------      ---         ---       -------     --------
Balance at December 31, 1996...................  100,000       30          35        36,345       (8,441)
Net loss attributed to ordinary shareholders...       --       --          --          (438)          --
Translation adjustment.........................       --       --          --            --       (2,631)
                                                 -------      ---         ---       -------     --------
Balance at August 31, 1997.....................  100,000      L30         L35       L35,907     L(11,072)
                                                 =======      ===         ===       =======     ========

   The accompanying notes are an integral part of these financial statements.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (L IN THOUSANDS)

                                                           EIGHT MONTHS
                                                              ENDED               YEAR ENDED
                                                           ------------   ---------------------------
                                                            AUGUST 31,    DECEMBER 31,   DECEMBER 31,
                                                               1997           1996           1995
                                                           ------------   ------------   ------------
OPERATING ACTIVITIES
Net income...............................................    L  1,050       L  2,723       L 14,854
Adjustments to reconcile net income to net cash provided
  by (used for) operating activities:
  Depreciation and amortization..........................       4,979          4,770          4,051
  Amortization of negative goodwill......................        (394)          (591)           (54)
  Deferred income taxes..................................          (9)           (16)         2,147
  Changes in operating assets and liabilities:
     Accounts receivable.................................         636         (1,893)        12,267
     Inventories.........................................      (4,251)         4,929         (7,128)
     Prepaid expenses and other..........................        (407)            54         (7,928)
     Accounts payable....................................      (8,471)           (32)        (4,008)
     Accrued expenses....................................       1,640           (640)        (7,704)
     Income taxes payable................................         746           (287)           818
     Other long-term liabilities.........................      (3,330)           196         (4,358)
                                                             --------       --------       --------
Net cash provided by (used for) operating activities.....      (7,811)         9,213          2,957
INVESTING ACTIVITIES
Purchases of property, plant, and equipment..............      (6,123)        (8,914)       (15,715)
Acquisitions, net of cash acquired.......................                     (1,537)          (250)
                                                             --------       --------       --------
Net cash used for investing activities...................      (6,123)       (10,451)       (15,965)
FINANCING ACTIVITIES
Net repayments of lines of credit........................        (779)        (2,263)        (5,363)
Proceeds from borrowings.................................       9,193          7,164          6,472
Payments of long-term debt...............................      (5,442)        (8,437)          (684)
Dividends paid...........................................      (1,852)          (941)          (431)
                                                             --------       --------       --------
Net cash provided by (used for) financing activities.....       1,120         (4,477)            (6)
Effect of exchange rate changes on cash..................      (1,630)        (1,480)         1,482
                                                             --------       --------       --------
Net decrease in cash and cash equivalents................     (14,444)        (7,195)       (11,532)
Cash and cash equivalents, beginning of year.............      28,175         35,370         46,902
                                                             --------       --------       --------
Cash and cash equivalents, end of year...................    L 13,731       L 28,175       L 35,370
                                                             ========       ========       ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
  Interest...............................................    L  1,583       L  3,417       L  3,661
                                                             ========       ========       ========
  Income taxes...........................................    L    772       L  1,701       L    926
                                                             ========       ========       ========
Equipment capitalized under lease agreements.............    L     --       L    892       L  4,261
                                                             ========       ========       ========
Shareholder notes converted to redeemable preference
  shares.................................................    L     --       L  5,961       L     --
                                                             ========       ========       ========

   The accompanying notes are an integral part of these financial statements.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND ACQUISITIONS

     Sylvania Lighting International B.V., (the Company or SLI) was incorporated in July 1992 and is registered in the Netherlands. Operations commenced in January 1993 with the acquisition of the international lighting business of GTE Corporation and GTE International Incorporated (SLI acquisition). The Company designs, manufactures and sells a complete line of lighting systems which are comprised of lamps and fixtures. The Company serves a diverse international customer base and markets, operates primarily in western Europe, Australia and Latin America and has major plants in 9 countries (outside the United States).

     Effective May 1, 1995, the assets of Nijssen Lighting Division B.V. were acquired for approximately L290,000 in cash.

     Effective June 30, 1995, the Company acquired all the assets and assumed certain liabilities of Lumiance O.Y. for total consideration of L261,000, including a loan payable of approximately L147,000 (repaid in 1995).

     On February 5, 1996, SLI acquired the assets and assumed certain liabilities of Kliktube Systems of Australia Pty. Ltd. and Kliktube Systems (NZ) Ltd. for approximately L1,537,000.

     The above acquisitions were accounted for using the purchase method and the purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair market value existing at the date of acquisition. The excess of purchase price over fair market value of net assets acquired is reflected in the accompanying consolidated balance sheets as goodwill. Goodwill of L243,000 and L914,000 was recorded in connection with the 1995 and 1996 acquisitions, respectively. The operating results of the above acquired businesses have been included in the accompanying statements of operations from the respective acquisition dates.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

     These statements have been prepared in conformity with United States Generally Accepted Accounting Principles and are presented in pounds sterling
(L).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

INVENTORIES

     Inventories are stated at the lower cost, determined by the first in, first out (FIFO) method, or market. Inventories consist of the following (L in thousands):

                                                      AUGUST 31,   DECEMBER 31,   DECEMBER 31,
                                                         1997          1996           1995
                                                      ----------   ------------   ------------
                                                                   (IN THOUSANDS)
Raw materials.......................................   L11,729       L 9,407        L10,373
Work in process.....................................     5,321         5,454          6,795
Finished goods......................................    38,409        39,378         50,368
                                                       -------       -------        -------
                                                       L55,459       L54,239        L67,536
                                                       =======       =======        =======

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are stated at cost. The Company provides for depreciation using the straight-line method over the following estimated useful lives:

Buildings and improvements..................................  20-55 years
Machinery and equipment.....................................  10-16 years
Furniture and fixtures......................................    3-6 years

     Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease term.

GOODWILL

     Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired related to the business acquisitions. The Company continually evaluates the value and future benefits of its goodwill. The Company assesses recoverability from future operations using income from operations of the related acquired business as a measure. Under this approach, the carrying value of goodwill would be reduced if it becomes probable that the Company's best estimate for expected undiscounted future cash flows of the related business would be less than the carrying amount of goodwill over its remaining amortization period. There have been no adjustments to the carrying amounts of goodwill resulting from these evaluations. Goodwill is amortized on a straight-line basis over 20 years. Amortization expense was approximately L54,000, L38,000, and L6,000 for the eight months ended August 31, 1997 and for the years ended December 31, 1996 and 1995.

NEGATIVE GOODWILL

     Negative goodwill represents the remaining excess of fair value of identifiable net assets acquired over the purchase price related to the business acquisition after first reducing the values assigned to noncurrent assets to zero.

     Negative goodwill is amortized on a straight-line basis over 20 years. Amortization benefit was approximately L394,000, L591,000, and L54,000, for the eight months ended August 31, 1997 and for the years ended December 31, 1996, and 1995, respectively.

OTHER INTANGIBLE ASSETS

     Other intangible assets include the fair value of trademarks and patents acquired at the date of acquisition of the international lighting businesses of GTE Corporation and GTE International Incorporated. The

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES carrying value of the intangible assets is regularly reviewed by management to determine if there has been any permanent impairment in value.

FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments to reduce its exposure to adverse fluctuations in foreign exchange rates. Financial instruments are not used for trading purposes.

     The Company and its subsidiaries utilize forward foreign currency exchange contracts to minimize the impact of currency movements, principally on anticipated intercompany inventory purchases and loans denominated in currencies other than their functional currencies.

REVENUE RECOGNITION

     Revenues from product sales are recognized at the time of shipment.

RESEARCH AND DEVELOPMENT

     Research and development costs are charged to operations in the year incurred and totaled L4,449,000, L6,674,000 and L6,948,000 for the eight months ended August 31, 1997 and for the years ended December 31, 1996 and 1995, respectively.

ADVERTISING COSTS

     Advertising costs are expensed as incurred and totaled L2,064,000, L5,053,000 and L7,698,000 for the eight months ended August 31, 1997 and the years ended December 31, 1996 and 1995, respectively.

INCOME TAXES

     Deferred income taxes are recognized based on the expected future tax consequences of differences between the financial statement and tax bases of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

FOREIGN CURRENCY TRANSLATION

     Transactions arising in foreign currencies have been translated at rates of exchange in effect at the dates of the transactions. Gains or losses during the year have been included in net income. Assets and liabilities of subsidiaries not located in the United Kingdom are translated at current exchange rates, and income statement accounts are translated at the average rates during the period. Related translation adjustments are reported as a component of stockholders' equity.

     Where the Company operates in countries with hyper-inflationary economies, adjustments are made to ensure the financial results fairly reflect the financial position of the foreign operation. The local currency financial results are recorded in a functional currency, monetary amounts being recorded at the balance sheet closing rate and non-monetary amount at historical rate ruling when the transaction occurred. The financial statements remeasured into the functional currency are then translated into sterling using the method above.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

3.  PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment consists of the following:

                                                     AUGUST 31,   DECEMBER 31,   DECEMBER 31,
                                                        1997          1996           1995
                                                     ----------   ------------   ------------
                                                                 (L IN THOUSANDS)
Buildings and improvements.........................   L  7,645      L  7,673       L 7,723
Machinery and equipment............................     37,714        38,662        30,995
Furniture and fixtures.............................      7,097         3,530         3,282
Construction in progress -- equipment..............      4,340         1,959         6,305
                                                      --------      --------       -------
                                                        56,796        51,824        48,305
Less: Accumulated depreciation.....................    (16,530)      (11,592)       (7,011)
                                                      --------      --------       -------
                                                      L 40,266      L 40,232       L41,294
                                                      ========      ========       =======

4.  DEBT

DEBT CONSISTS OF THE FOLLOWING:

                                                      AUGUST 31,   DECEMBER 31,   DECEMBER 31,
                                                         1997          1996           1995
                                                      ----------   ------------   ------------
                                                                  (L IN THOUSANDS)
First German facility, FIBOR plus 1.25%.............   L 5,938       L 6,512        L  7,787
Second German facility, FIBOR plus 1.25%............     6,101         6,691           7,961
Swiss facility, LIBOR plus 1.5%.....................     5,000            --           7,000
First Belgian facility, LIBOR plus 1%...............     2,738         3,660           2,471
Second Belgian facility, LIBOR plus 1%..............     3,420         4,231           2,187
Shareholder notes payable...........................        --            --           6,943
All other credit facilities.........................     2,148         4,373           4,448
Capital lease obligations...........................     4,990         4,681           4,900
                                                       -------       -------        --------
                                                        30,335        30,148          43,697
Less: Current portion...............................    (4,276)       (6,238)        (11,885)
                                                       -------       -------        --------
                                                       L26,059       L23,910        L 31,812
                                                       =======       =======        ========

     Under each of the German facilities, the Company was initially granted five year credit lines (the "German Credit Lines") of up to DM 25,000,000 (L8,621,000 at the exchange-rate prevailing at August 31, 1997) and a short-term borrowing facility of DM 10,000,000 (L3,448,000 at the August 31, 1997 exchange rate). The German Credit Lines decreased during the period of the five year facility to L7,328,000 each at August 31, 1997. The German credit lines each had an interest rate of 4.55%, per annum at August 31, 1997.

     The Swiss facility initially provided for the Company to borrow up to L7,000,000 under a revolving facility repayable in full by January 1999. The facility was amended subsequently to limit the borrowings to L5,000,000. This facility bears interest at the rate of 8.57% per annum which rate is fixed through April 1998.

     Under the First Belgian facility, the Company was initially granted a credit line (the "First Belgian Credit Line") of up to Bfr. 240,000,000, (L4,007,000 at the exchange-rate prevailing at August 31, 1997) and three other facilities (the "First Belgian Additional Facilities") aggregating Bfr. 200,000,000 (L3,339,000 at the exchange rate prevailing at August 31, 1997). Under the Second Belgian facility, the Company was initially granted a credit line (the "Second Belgian Credit Line") of up to Bfr. 260,000,000 (L4,341,000 at the exchange rate prevailing at August 31, 1997) and three other facilities (the "Second Belgian Additional Facilities") aggregating Bfr. 160,000,000 (L2,671,000 at the exchange rate prevailing at August 31, 1997). The interest rate on the First and Second Belgian Credit Line was 4.41% at August 31, 1997. The First and

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

Second Belgian Additional Facilities are available for short-term borrowings or for guarantees of foreign currency contracts. These facilities have not been utilized by the Company as of August 31, 1997.

     Subsequent to, and as a result of, the acquisition of the Company by Chicago Miniature Lamp, Inc. (CML) (Note 15), the German Credit Lines, the First Belgian Credit Line and the Second Belgian Credit Line were terminated and repaid with the proceeds from intercompany loans from CML.

     The classification "All other credit facilities" primarily represents the borrowings under various local overdraft facilities of other Company locations. Such borrowings and related covenants are not individually material to the financial condition or results of operations of the Company. At August 31, 1997, the Company has available credit under these facilities of approximately L31,000,000 of which approximately L7,000,000 has been utilized by the Company.

     The remaining facilities require the Company to comply with a number of affirmative and negative covenants including satisfying certain financial tests and ratios.

     In addition, the Company had notes payable to shareholders at December 31, 1995. The original borrowings were made in January 1993 in connection with the SLI acquisition. Interest was capitalized to the notes until December 31, 1994. In December 1996, these notes and accrued interest were converted to 80,311 redeemable preference shares (Note 13).

     Interest expense was L1,746,000, L4,193,000, and L4,409,000 for the eight months ended August 31, 1997 and the years ended December 31, 1996 and December 31, 1995, respectively.

5.  INCOME TAXES

     The following is a summary of the provision for income taxes:

                                                   EIGHT MONTHS
                                                      ENDED               YEAR ENDED
                                                   ------------   ---------------------------
                                                    AUGUST 31,    DECEMBER 31,   DECEMBER 31,
                                                       1997           1996           1995
                                                   ------------   ------------   ------------
                                                                (L IN THOUSANDS)
Current..........................................     L1,440         L2,245         L1,131
Deferred.........................................         98              9          2,171
                                                      ------         ------         ------
                                                      L1,538         L2,254         L3,302
                                                      ======         ======         ======

     The Company's effective income tax rate differs from the statutory tax rate of the United Kingdom of 33% in 1995 and 1996 and from January 1, 1997 to March 31, 1997 (31% thereafter) primarily as a result of the nonrecognition of current tax losses in certain countries. Additional differences result from the effect of different income tax rates of other countries, the utilization of tax loss carryforwards and differences in book and tax bases of noncurrent assets and liabilities.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

     The significant items comprising deferred tax liabilities are as follows:

                                                     AUGUST 31,   DECEMBER 31,   DECEMBER 31,
                                                        1997          1996           1995
                                                     ----------   ------------   ------------
                                                                 (L IN THOUSANDS)
Assets:
  Net operating loss carryforwards.................   L 37,136      L 32,455       L 26,343
  Reserves.........................................        576           326          1,532
  Other............................................      1,026           232            264
                                                      --------      --------       --------
          Total assets.............................     38,738        33,013         28,139
Liabilities:
  Differences between book and tax bases of
     depreciable assets............................    (11,050)       (6,115)        (8,806)
  Other............................................     (3,624)       (2,418)          (355)
                                                      --------      --------       --------
          Total liabilities........................    (14,674)       (8,533)        (9,161)
                                                      --------      --------       --------
                                                        24,064        24,480         18,978
Less: Valuation allowance for net operating loss
  carryforwards....................................    (26,745)      (27,169)       (21,570)
                                                      --------      --------       --------
Net deferred tax liabilities.......................   L (2,681)     L (2,689)      L (2,592)
                                                      ========      ========       ========

     As of December 31, 1996, the last complete tax period of the Company, SLI had estimated loss carryforwards for tax purposes of approximately L91 million. Approximately 25% of these loss carryforwards relate to operations in France (a portion of which will expire through 2002), approximately 25% of these loss carryforwards relate to operations in Belgium (which do not expire) and the remaining loss carryforwards relate to operations in various other tax jurisdictions outside the United Kingdom.

6.  RESTRUCTURING

     The Company approved a restructuring plan as part of the SLI purchase business combination in fiscal 1993. The purchase liabilities recorded included approximately L26.7 million for severance and related costs and L13.4 million for costs associated with the shutdown and consolidation of certain acquired facilities. During 1996, L10.7 million of provision established in purchase accounting in connection with the SLI acquisition were reversed and recorded as negative goodwill, as management determined that these provisions were no longer necessary. At August 31, 1997, liabilities for approximately L1.0 million in severance costs and L2.1 million for facility-related costs remained on the balance sheet.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

7.  COMMITMENTS

LEASES

     The Company leases certain facilities and equipment under operating lease and sublease agreements that expire at various dates from the current year to 2015. Certain of the agreements contain options to renew the leases for terms similar to those currently in effect. The Company also has capital lease obligations totaling L4,990,000 at August 31, 1997 which expire through December 2015. The current portion of the capital leases at August 31, 1997, is L485,000. As of August 31, 1997, the aggregate minimum future commitments under operating leases are as follows:

                                                             (L IN THOUSANDS)
                                                             ----------------
1998.......................................................      L 3,245
1999.......................................................        2,780
2000.......................................................        2,288
2001.......................................................        1,251
2002.......................................................          950
Thereafter.................................................        2,602
                                                                 -------
                                                                 L13,116
                                                                 =======

     Rent expense for the eight months ended August 31, 1997 and the years ended December 31, 1996 and December 31, 1995, was L4,550,000, L6,194,000 and
L5,703,000, respectively.

CAPITAL EXPENDITURES

     The Company has obligations for capital expenditures of approximately L3,100,000, L3,573,000 and L1,447,000 at August 31, 1997, December 31, 1996 and
December 31, 1995. In addition, the Company has an obligation to buy a plot of land for DM 2,103,750 at the option of the landowner. This option expires in 2015.

8.  CONTINGENCIES

     The Company has received amounts from financial institutions secured on trade receivables with recourse. These transactions have been recorded as a sale. These amounts totaled L7,194,000, L7,532,000 and L5,437,000 at August 31, 1997, December 31, 1996 and December 31, 1995, respectively.

9.  RELATED PARTY TRANSACTION

     The Company had a monitoring and service agreement of US$500,000 per year with CVC Capital Partners Limited, a related party. In connection with the business combination described in Note 15, the amount accrued at August 31, 1997 (US$583,000) was paid in full and the agreement terminated.

10.  CONCENTRATIONS

     The Company purchased approximately 90% of its incandescent glass shells from a single supplier and approximately 80% of its fluorescent glass tubing from a second supplier, pursuant to long-term agreements.

     At August 31, 1997, approximately 46% of the Company's employees were covered by collective bargaining or similar agreements which expire at various times. The Company believes it has satisfactory relations with the bargaining units and therefore anticipates reaching new agreements on satisfactory terms as existing agreements expire.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

11.  STOCK OPTIONS AND RIGHTS

     During 1996, the Chief Executive Officer (CEO) exercised his option to acquire 2,000 "A" ordinary shares and 1,980 preference shares at US$1 per ordinary share and US$100 per preference share (L0.62 and L62 at August 31, 1997, respectively).

     In addition, options had been granted to senior managers to subscribe for 0.25% of the equity of the Company in each class of shares at a price of US$2 per ordinary share and US$200 per preference share (L1.24 and L124, respectively at August 31, 1997) and, for a group of senior operating managers, 2% of the equity of the Company in each class of shares at a price of US$900 per ordinary share and US$100 per preference share (L558 and L62, respectively at August 31, 1997), upon a sale or listing of the Company, as defined in the shareholders' agreement. Upon exercise, these shares come from existing shareholders, so no shares had been reserved for issuance under the option plans. No options have been exercised at August 31, 1997. Effective with the sale of the Company in September 1997, these options were exercised.

12.  EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PLANS

     The Company sponsors separate noncontributory, defined-benefit pension plans (the Plans) covering eligible employees, including employees in foreign countries. The principal locations are Germany, France, the United Kingdom, and Switzerland. Benefits are based on years of service and compensation. The Plans' August 31, 1997 and December 31, 1996 and 1995 combined funded status (based on the most recent valuations) and the amounts recognized in the accompanying consolidated balance sheets are as follows:

                                                      AUGUST 31,   DECEMBER 31,   DECEMBER 31,
                                                         1997          1996           1995
                                                      ----------   ------------   ------------
                                                                  (L IN THOUSANDS)
Actuarial present value of benefit obligations:
  Vested benefits...................................   L28,078       L28,963        L29,498
  Nonvested benefits................................     1,238         1,276          1,303
                                                       -------       -------        -------
Accumulated benefit obligation......................    29,316        30,239         30,801
Effect of future salary increases...................     3,585         3,699          3,767
                                                       -------       -------        -------
Projected benefit obligation........................    32,901        33,938         34,568
Plan assets at fair value, primarily common stocks
  and fixed income securities.......................    24,640        24,076         24,698
                                                       -------       -------        -------
Plan assets less than projected benefit
  obligation........................................     8,261         9,862          9,870
Unrecognized transition amount......................        --         2,609          2,907
Unrecognized net (gain) loss........................        --        (2,276)        (1,435)
Unamortized prior service cost......................        --            --             --
                                                       -------       -------        -------
Accrued pension cost................................   L 8,261       L10,195        L11,342
                                                       =======       =======        =======

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

     The components of net periodic pension cost for the significant locations are as follows:

                                                   EIGHT MONTHS
                                                      ENDED               YEAR ENDED
                                                   ------------   ---------------------------
                                                    AUGUST 31,    DECEMBER 31,   DECEMBER 31,
                                                       1997           1996           1995
                                                   ------------   ------------   ------------
                                                             (DOLLARS IN THOUSANDS)
Service cost.....................................    L   791        L 1,265        L 1,353
Interest cost on projected benefit obligation....      1,675          2,532          2,375
Actual return on plan assets.....................     (1,218)        (1,936)        (1,651)
Net amortization and deferral....................       (206)          (218)          (168)
                                                     -------        -------        -------
Net pension cost.................................    L 1,042        L 1,643        L 1,909
                                                     =======        =======        =======

     The assumptions used for the significant locations were as follows:

                                                 1997          1996           1995
                                             ------------  -------------  -------------
Discount rate used to determine present
  value of the projected benefit
  obligations..............................  4.5% to 7.5%  4.5% to  9.0%   4.5% to  9.0%
Expected long-term rate of return on
  assets...................................  5.0% to 8.5%  5.0% to 10.0%   5.0% to 10.0%
Assumed rate of increase in future
  compensation levels......................  2.5% to 4.5%  2.5% to  6.0%   2.5% to  6.0%

DEFINED CONTRIBUTION PLANS

     The Company sponsors a number of defined contribution plans. Participation in these plans is available to employees in various countries. Company contributions to these plans are based on either a percentage of employee contributions or on a specified amount per hour based on the provisions of each plan. The Company's expense under these plans was approximately L927,000, L1,324,000, and L1,669,000 for the eight months ended August 31, 1997 and the years ended December 31, 1996 and December 31, 1995, respectively.

13.  CAPITAL STOCK

     The "A" ordinary shares each carry the right to cast 100 votes, the "B" ordinary shares each carry the right to cast 35 votes and the redeemable preference shares each carry the right to cast one vote.

     At August 31, 1997, the Company has issued 179,311 preference shares of which 99,000 were issued in 1993 and 80,311 were issued in December 1996 upon the conversion of notes payable to shareholders (Note 4).

     The preference shares are mandatorily redeemable January 29, 2003, at an amount equal to the face amount of the shares and any cumulative dividends (L13.3 million at August 31, 1997). Dividends were 10% in 1995 and in 1996 the articles of association were amended to fix the dividend rate at 12.5% per year. The amount of dividends for the period ended August 31, 1997, includes L88,000 representing appreciation to face value.

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE RISK MANAGEMENT

     The Company hedges certain foreign currency transactions and firm foreign currency commitments by entering into forward exchange contracts (forward contracts). Gains and losses associated with currency rate changes on forward contracts hedging foreign currency transactions are recorded currently in income. Gains and losses on forward contracts hedging foreign currency commitments are deferred off-balance sheet and included as a component of the related transaction, when recorded; however, a loss is not deferred if deferral would lead to the recognition of a loss in future periods. The aggregate realized foreign exchange

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES gains/(losses) recorded for the eight months ended August 31, 1997 and for the years ended December 31, 1996 and 1995 were approximately L(201,000), L(420,000) and L(693,000) , respectively.

     The forward contracts have maturities of one to 12 months. The counterparties to the Company's forward contracts consist of a number of major international financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and management believes they present no significant credit risk to the Company.

     At August 31, 1997, December 31, 1996 and December 31, 1995, the Company had foreign currency forward contracts with notional amounts totaling L21.3 million, L28.7 million and L28.0 million, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accruals are a reasonable estimate of their fair value due to the short-term nature of these instruments. The Company's long-term borrowings have variable interest rates and carrying value approximates fair value at August 31, 1997. The fair value of the foreign currency forward contracts at August 31, 1997 was L21.0 million.

15.  SUBSEQUENT EVENTS

     Effective September 1, 1997, Chicago Miniature Lamp, Inc. acquired all the outstanding capital stock of SLI.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                7,500,000 SHARES

                                   SLI, INC.

                                  COMMON STOCK

                                (SLI, INC. LOGO)

                                  ------------

                                   PROSPECTUS

                                           , 1999

                                  ------------

                              SALOMON SMITH BARNEY
                         BANCBOSTON ROBERTSON STEPHENS
                            BEAR, STEARNS & CO. INC.
                                LEHMAN BROTHERS
                           MCDONALD INVESTMENTS INC.
                             PRUDENTIAL SECURITIES
                        RAYMOND JAMES & ASSOCIATES, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 16.  EXHIBITS





10.27(a)   --   Copy of Amended Employment Agreement with Werner A. Arnold date May 30, 1999
21.1       --   List of subsidiaries
23.1(a)    --   Consent of Ernst & Young LLP
23.1(b)    --   Consent of Hards Pearson

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the Company's registration statement to be signed on its behalf by the undersigned, thereunto authorized, in the Town of Canton, Commonwealth of Massachusetts, on June 23, 1999.


                                          SLI, INC.

                                          By:       /s/ FRANK M. WARD
                                            ------------------------------------
                                                       Frank M. Ward
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                  /s/ FRANK M. WARD                    Chief Executive Officer            June 23, 1999
-----------------------------------------------------    and Director
                    Frank M. Ward

               /s/ RICHARD F. PARENTI                  Chief Financial Officer            June 23, 1999
-----------------------------------------------------
                 Richard F. Parenti

                                                       Director
-----------------------------------------------------
                  Werner A. Arnold

                /s/ DONALD S. DEWSNAP                  Director                           June 23, 1999
-----------------------------------------------------
                  Donald S. Dewsnap

                                                       Director
-----------------------------------------------------
                   Maurice B. Hare

                /s/ FREDERICK HOWARD                   Director                           June 23, 1999
-----------------------------------------------------
                  Frederick Howard

                 /s/ RICHARD INGRAM                    Director                           June 23, 1999
-----------------------------------------------------
                   Richard Ingram


                                      II-2